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REGISTRANT'S NAME OMV Aktiengesellschaft

*CURRENT ADDRESS Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
Austria

**FORMER NAME

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DATE : 7/23/02

OMV

AR/S
12-31-00

~~82-3204~~
82-3209

Annual Report 2000



OMV

02 JUL 23

Open for more responsibility.

Contents

Dear Stockholders,

The Executive board is pleased to present the Annual Report 2000 and thanks you for your support and interest in OMV.



The year 2000

At a glance

"Financial 2000 brought us excellent results, not only because of the marked improvement in the trading environment but also because the Group strategies launched some years ago, including cost reduction programs in the various business segments, have begun to bear fruit."

(Richard Schenz)

Key figures	2000	1999	+/–
in EUR million			in %
Consolidated sales	**7,455**	5,179	44
Earnings before interest and tax (EBIT)	**491**	285	72
Income from ordinary activities	**453**	278	63
Net income	**323**	194	66
Net income US GAAP [1]	**359**	194	85
Balance sheet total	**5,834**	5,278	11
Stockholders' equity	**1,968**	1,715	15
Stockholders' equity US GAAP	**2,117**	1,854	23
Capital expenditure	**669**	656	2
Depreciation	**320**	313	2
Net cash provided by operating activities	**611**	338	81
NOPAT	**354**	232	53
Capital employed	**2,937**	2,784	5
in EUR			
Earnings per share	**11.95**	7.19	66
Earnings per share US GAAP	**13.31**	7.20	85
Dividende per share [2]	**4.30**	2.40	79
in %			
Return on fixed assets (ROfA)	**16**	10	60
Return on average capital employed (ROACE)	**12**	9	33
Return on equity (ROE)	**18**	12	50
Employees as of December 31	**5,757**	5,953	(3)

[1] US Generally Accepted Accounting Principles
[2] Proposal for 2000 includes a special dividend of EUR 1.30 per share.

OMV share
Year end, low and high in EUR


150
140
130
120
110
100
90
80
70
60
50
88.73
127.18
80.30
96.50
82.50
1996
1997
1998
1999
2000
Year end
Low and high



Abbreviations and definitions

ACC	Austrian Commercial Code
ATS	Austrian Schilling
bbl, bbl/d	barrel(s); (1 barrel equals approximately 159 liters), barrel(s) per day
bn	billion
boe, boe/d	barrel(s) of oil equivalent (1 cbm gas equals 0.847 kg oil; 6,000 cf gas equal 1 bbl oil), boe per day
bcf, bcm	billion standard cubic feet (60 °F/16 °C), billion cubic meter (32 °F/0 °C)
cbm, cf	standard cubic meter, standard cubic feet
C & P	Chemicals and Plastics
Co & O	Corporate and Other
EBIT	earnings before interest and tax
EPS	earnings per share
equity ratio	stockholders' equity divided by balance sheet total expressed as a percentage
EU, EUR	European Union, Euro (1 EUR equals ATS 13.7603)
E & P	Exploration and Production
finding cost	total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)
gearing ratio	net debt divided by stockholders' equity expressed as a percentage
mn	million
monomers	collective term for ethylene and propylene
net debt	bank debt less liquid funds (cash and cash equivalents)
net income	net operating profit after interest, tax and extraordinary items
NOPAT	net operating profit after tax; net income plus net interest and extraordinary items after tax
NGL	natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons
OPEX	operating expenditure; production costs excluding royalties and depreciation divided by the annual production
payout ratio	dividend divided by earnings per share expressed as a percentage
P/CF	price-cash flow ratio; share price divided by cash flow per share
P/E	price-earnings ratio; share price divided by earnings per share
production costs	OPEX including royalties and depreciation
PRT, PRRT	Petroleum Revenue Tax, Petroleum Resource Rent Tax
ROfA, return on fixed assets	EBIT divided by average intangible and tangible assets expressed as a percentage
ROACE, return on average capital employed	NOPAT divided by average capital employed (i. e. stockholders' equity plus net debt and provisions for pensions, less marketable securities) expressed as a percentage
ROE, return on equity	net income for the year divided by average stockholders' equity expressed as a percentage
R & M	Refining and Marketing
SEC	United States Securities and Exchange Commission
SFAS	Statement on Financial Accounting Standards
t, toe	metric ton(s), tons of oil equivalent
USD	US dollar
US GAAP	United States Generally Accepted Accounting Principles
WACC	weighted average cost of capital



Highlights of 2000

OMV can look back on another successful year in a 45-year history that has seen it grow from a local Austrian company into the leading oil and gas group in Central and Eastern Europe.

January

Development of the Jade field in the British sector of the North Sea begins.

The third production well at the Miano field in Pakistan raises output to almost 1 mn cbm per day.

On expiration of the branding and supply agreement with BP, 80 Bavarian filling stations are rebranded to OMV.

February

The Schwechat refinery's ISO 9001 certification is renewed.

March

The PENTA West gas pipeline is officially opened. The pipeline, which supplies industrial areas in southern Bavaria and Munich, optimizes the European high-pressure network.

April

The new Austrian ÖNORM EN 12591 standard for road asphalt, supported by OMV's Research, enters into force.

May

The Annual General Meeting approves a dividend of EUR 2.40 for 1999 (increase of 6%), and a stock option plan for the Executive Board and senior executives.

June

OMV farms into three North Sea blocks west of the Shetlands operated by Shell UK Ltd.

OMV's Austrian retail network celebrates its tenth anniversary. Today, OMV is present with 1,136 stations in ten countries, of which 1,038 are OMV branded outlets.

Opening of Vienna's most modern highway forecourt station, with an innovative solar roof and CNG filling facilities.

OMV Pakistan is awarded two more exploration licenses.

July

Onshore exploration activities in Albania are resumed.

Official approval is given for the development of the Skene field in the UK sector of the North Sea.

August

The acquisition of 25 filling stations raises OMV's market share in Bulgaria to approximately 3%.

September

With the aim of promoting growth of the Company and administrative efficiency by ensuring a customer driven approach to Corporate services, the project SNO was launched.

Construction of the third Trans-Austria-Gasleitung (TAG) pipeline commences. The project will raise the TAG's annual transportation capacity to 33 bcm.

The R & D project Eurodiesel is completed and specifies the formula for sulphur free diesel.

OMV Vietnam receives a new exploration license in the Red River Basin.

October

The world's first polypropylene plant based on Borealis' "Borstar" technology is commissioned in Schwechat. The plant started operations in May and it provides a low-cost and environment-friendly production.

OMV Pakistan signs heads of agreement for development of the Sawan gas field.

OMV acquires a 9.3% strategic holding in the Hungarian oil and gas group MOL.

November

OMV makes a major oil discovery in the Murzuk Basin, Libya. The find is just north of the El Shararah field, meaning that production infrastructure is already in place.

December

With retroactive effect the Austrian Gas Act, effective from August 10, heralds the reorganization of the Austrian natural gas market.



The OMV Group and its objectives

	OMV Group	Exploration and Production
Who are we?	With consolidated sales of EUR 7.45 bn, a workforce of 5,757 and a market capitalization of EUR 2.2 bn, OMV is Austria's largest listed industrial company. Furthermore, we are one of the leading oil and gas groups in Central and Eastern Europe, and carry out worldwide exploration and production activities. Our integrated chemical businesses produce melamine and geotextiles for the world market, as well as plant nutrients for Central and Eastern Europe. In addition, OMV holds a 25% stake in the second-largest European polyolefin producer, Borealis A/S, and an interest of more than 9% in the Hungarian oil company MOL.	In 2000 OMV produced 20 mn bbl of crude and NGL, and 52 bcf of natural gas. That equates to a total of about 29 mn boe (76,000 boe/d) or about 35% of our processing capacity. Just under half of our production comes from Austria, and the rest from Australia, Libya and the United Kingdom (UK). As an operator or partner, we are involved in exploration projects in our five core areas, Austria, Australia/New Zealand, Libya, Pakistan and UK, as well as in Albania, Sudan, Tunisia and Vietnam. Proved reserves amount to 338 mm boe.
Where do our strengths lie?	By selective expansion of our international marketing operations we have already achieved a good balance between our refining and marketing activities. The profitability of both refineries is enhanced by the high degree of integration with basic petrochemical production. The Baumgarten hub, the pipeline network, and our storages will continue to be profitable assets in a liberalized gas market. We will accelerate the expansion of our E & P activities; costs have already fallen to international benchmark levels. The Agrolinz subsidiary has carved out a leading position in the Central and East European plant nutrient markets, and is number two in the global melamine industry. By concentrating on its core businesses and continuing to increase its efficiency, OMV is significantly improving its competitiveness.	OMV's E & P activities are clearly focused on core areas where it is capable of reaching critical mass. Some 75% of our production is in politically and fiscally stable countries. Our cost base has improved markedly in recent years. This means that OMV possesses a high quality portfolio in mid-size fields as well as shares in a couple of giant fields.
What are our goals?	We intend to consolidate our position as the leading oil and gas group in Central and Eastern Europe by leveraging all our competitive advantages. This includes playing a part in the consolidation process in the region by forging new alliances. We have set ourselves the following earnings targets over a full business cycle under normal conditions, up to 2002: a ROACE of over 13%, a ROfA of over 16%, and a ROE of 16–18%. We believe this represents an attractive long-term investment.	We are looking to increase our production of crude oil, NGL and natural gas to 100,000 boe/d by the end of 2002. We shall concentrate on exploring, developing and acquiring promising acreage in our existing core areas, and in new ones in the Middle East. Meanwhile, we intend to carry out restructuring and cost reduction programs that will ensure that production remains economic even at low crude prices, and aim to stabilize our production costs (OPEX) at USD 5/boe by 2002.



Gas

The gas business meets up to 90% of Austrian natural gas demand, drawing its supplies from Germany, Norway, Russia and domestic reserves. OMV plays an important role in international gas transmission, and around one-third of all Russian gas exports to Western Europe go via the Baumgarten import station. Our pipeline network has a total length of about 2,000 km. In addition, we hold some 80% of the Austrian gas storage market.

In addition to its ideal location at the crossroads of European natural gas flows, between the largest gas exporter in the East and the growing markets of Western, Southern and Central Europe, its existing infrastructure and the long-term gas contracts give our Gas segment major competitive advantages. All these factors help us to better serve our clients and to provide efficient gas marketing services.

The liberalization of the European gas market will lead to fiercer competition, but it will also open up new opportunities. In Gas marketing we will be able to directly sell to high-volume customers. We have set ourselves the goal of expanding our transmission business by 40% by 2007, and of establishing Baumgarten as a European gas hub.

Refining and Marketing

The Group operates two refineries, with a combined name plate capacity of 270,000 bbl/d. Our Schwechat plant – one of Europe's largest inland refineries – produces high-grade petroleum products and basic petrochemicals. The Burghausen plant in Bavaria mainly produces middle distillates and basic petrochemicals. Marketing sells OMV's oil products via the Group's own retail and dealer network, and is the Central European market leader. A recent milestone in the expansion of our marketing operations was the start made to building up new networks in Bulgaria and Romania.

Both refineries are characterized by outstanding product quality and environmental standards, a high degree of integration and close proximity to their markets. Transportation via the Danube permits low-cost exports from Schwechat to South-Eastern Europe. A restructuring program has resulted in a permanent improvement in the Schwechat refinery's cost base.
In Marketing, the extensive filling station network and efficient commercial distribution systems give it a strong platform for further expansion.

Strict cost management and supply chain management will increase the profitability at our refineries. Marketing is aiming to maintain its leadership in its home market by increasing its efficiency, and to boost its foreign sales by continued expansion, including entry into new markets. We are aiming for an integration ratio of 100% between Refining and Marketing in 2002. Our non-oil business, i. e. shops, car washes and catering outlets at filling stations, is growing fast.

Chemicals and Plastics

OMV's subsidiary Agrolinz Melamin GmbH is market leader in plant nutrients in Austria and in most neighboring countries. It is also the world's second-largest producer of melamine (a synthetic resin used to make laminated flooring, furniture, boards, etc.). Our Polyfelt unit is one of the world's top producers of geotextiles (non-woven fabrics used for separation, filtering, drainage, protection and insulation purposes).

The main strengths of Agrolinz Melamin lie in its efficient, integrated production of fertilizer and melamine from natural gas, and its state-of-the-art proprietary melamine technology. For almost 30 years the Polyfelt Group has been producing high-quality geotextile specialties that combine increased safety with low cost in road, dam, tunnel and landfill construction.

Our excellent market and cost position in the melamine business will be maintained by further expansion of our global production capacity. In plant nutrients, our objective is to increase efficiency whilst maintaining our Central European market share at over 30%. In geotextiles, Polyfelt will seek to defend its European market leadership and expand its share of the Asian growth markets.



Members and Report of the Supervisory Board

Oskar Grünwald [1) 2) 3)]
Chairman

Johannes Ditz [1) 2) 3)]
Deputy Chairman

Mohamed Nasser Al Khaily [1) 2) 3)]
Deputy Chairman

[1)] *Presidential* [2)] *Accounts* [3)] *Project Committee*

Norbert Beinkofer [1) 2) 3)]

Helmut Draxler

René Alfons Haiden

Murtadha Mohammed Al Hashemi

Richard Leutner

Rudolf Streicher

Herbert Werner

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act

Leopold Abraham [1) 2) 3)]

Hugo Jandl [1) 2) 3)]

Franz Kaba

Franz Kiegler [3)]

Herbert Nedbal

In 2000 the Supervisory Board held extensive discussions regarding the Company's strategic alignment, and the risks and opportunities associated with closer cooperation with other oil companies. Another important topic considered was the restructuring of business processes so as to ensure maximum organizational efficiency at a time of rapid changes in the oil industry.

At its five meetings, the Supervisory Board was updated by the Executive Board on crude and product market developments, and the Company's business policies and results, by means of both written and oral reports. In addition, there were three meetings of the Presidential Committee, one meeting of the Project Committee and one meeting of the Accounts Committee. Specific issues dealt with included the acquisition of a 9.3% interest in MOL, the purchase of warehouses in Hungary and Slovakia, the participation in an exploration project in Sudan, and the development of a gas condensate field in the UK sector of the North Sea.

In addition, the Board approved a contribution of ATS 150 million (EUR 10.90 million) to the Forced Laborers' Fund and the repurchase of some of the Company's own shares in connection with a stock option plan for the Executive Board and senior executives.

The Executive Board submitted the annual financial statements of OMV Aktiengesellschaft and the consolidated annual financial statements for the year ended December 31, 2000 to the Supervisory Board. The accounts were audited by Arthur Andersen & Co., Treuhand GmbH, Vienna, who granted them an unqualified audit certificate. The auditors found the directors' reports to be consistent with the financial statements.

The Supervisory Board hereby states its agreement with the directors' report issued pursuant to section 127 of the Austrian Stock Corporation Act and approves the annual financial statements for 2000, as per section 125 para. 2 of the Austrian Stock Corporation Act. The Supervisory Board also states its agreement with the consolidated financial statements and the Group directors' report prepared pursuant to section 244 of the Austrian Commercial Code. The Supervisory Board approves the Executive Board's proposal to distribute to those shares which have a right for dividends at the date of resolution a dividend payment of EUR 3 and a special bonus of EUR 1.30 per no par value share for the 2000 financial year, and to carry forward the remaining ATS 4,271,903.01 (EUR 310,451.30) to new account.

Vienna, April 26, 2001

The Supervisory Board



Statement by the Chairman of the Supervisory Board

Dear Stockholders,

Financial 2000 was an excellent year for OMV, ending with the highest profit in the Company's history. The increase in the dividend means that stockholders will share the fruits of this success. The rigorous cost reduction programs of recent years played a crucial part in last year's strong performance, as did the favorable business environment. We must now aim to stabilize this encouraging result in coming years.

Undoubtedly, the basis for it was laid by the Company's full integration, which extends from domestic and international oil exploration all the way to the consumer, and has helped to even out the fluctuations in our earnings at different stages of the business cycle.

The goals of our long-term corporate strategy remain unchanged – namely to consolidate our market position in Central Europe and expand eastwards and southwards, whilst at the same time growing our international equity production of hydrocarbons.

Continuing our active acquisitions policy and participating in the consolidation in Central and Eastern Europe, we purchased a holding in the Hungarian oil and gas company MOL, and we are now working on developing areas of cooperation which are mutually advantageous. Further joint ventures and strategic alliances are likely to emerge in Central and Eastern Europe, and OMV intends to play a central role in these. However, we shall proceed with all due caution, as empirical studies have shown that more than half of all mergers fail to realize the expected synergies, and instead have resulted in reduced shareholder value.

In my message to you in last year's report, I noted that we have reaped the benefits of the partnership between IPIC, ÖIAG and OMV. The completion of the PARCO refinery project in Pakistan, in which IPIC and OMV have invested through a joint holding company, marked another successful milestone for this alliance.

The Annual General Meeting of May 9, 2000 empowered the Executive Board to repurchase some of the Company's stock.

These shares are to be sold to members of the Executive Board and senior executives under a stock option plan. For members of the Executive Board participation in the plan is conditional on a minimum personal investment in OMV stock of ATS 600,000 (EUR 43,603.70). Each share thus held entitles participants to an option to acquire ten OMV shares at the average price on the Vienna Stock Exchange in May 2000, following a two-year holding period. The expiration date for the plan is June 30, 2005. Further conditions are that OMV's share price must have risen by 15% by the time of exercise of the option, and that the return on average capital employed (ROACE) must have increased by 15% from its level in 1999. To prevent insider trading, the exercise of options is only possible during so-called "exercise windows", i. e. the 20 trading days after the publication of each quarterly report.

I should also like to take this opportunity of noting that recent Annual General Meetings have revealed a great deal of interest on the part of stockholders in the Company's development. With attendances of about 400 for the past few years, ours are among the best patronized stockholders' meetings in Austria.

Oskar Grünwald

Executive Board

Richard Schenz
Chairman,
Chief Executive Officer

Member of the Board since 1988. Chairman of the Executive Board since 1992. He is responsible for General Management and, in addition since April 2000, for Chemicals. Until the end of January 2000 he was in charge of the Gas business.

Wolfgang Ruttenstorfer
Deputy Chairman

Member of the Board from 1992 to 1997. He returned as Deputy Chairman in January 2000 and heads Finance and, starting February 2000, Gas.

Tassilo Peyrer-Heimstätt

Member of the Board since 1996. He is in charge of Refining and Marketing.

Gerhard Roiss

Member of the Board since 1997. He headed Chemicals and Plastics until end of March 2000. As of February 2000 he has also taken responsibility for Exploration and Production and continued to head Plastics.

Walter Hatak
until March 31, 2000

Member of the Board from 1992 to 2000. Until the end of January 2000 he was responsible for personnel, procurement, EDP, and the environmental business.

Marc Hall
until July 2, 2000

Member of the Board from 1997 to 2000. He was in charge of Exploration and Production until the end of January 2000.

from left to right: *Roiss, Ruttenstorfer, Schenz, Peyrer-Heimstätt*


OMV



Significant investments

OMV-Aktiengesellschaft, Vienna

Exploration and Production

Exploration and Production Austria

- 100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna
- 100% OMV PEX Öl und Gas Exploration Gesellschaften m.b.H., Vienna
  - 100% OMV (ALBANIEN) offshore Exploration GmbH, Vienna
  - 100% OMV (ALBANIEN) onshore Exploration GmbH, Vienna
  - 100% OMV Oil Exploration GmbH, Vienna
  - 100% OMV Oil Production GmbH, Vienna
  - 100% OMV (SUDAN) Exploration GmbH, Vienna
  - 100% OMV (VIETNAM) Exploration GmbH, Vienna
- 100% OMV Proterra GmbH, Vienna
  - 55.56% ALTEC Umwelttechnik GmbH, Vienna
- 100% van Sickle Gesellschaft m.b.H., Neusiedl/Zaya
- 100% OMV AUSTRALIA PTY LTD., Perth
  - 100% OMV Petroleum Pty Ltd., Perth
- 100% OMV EXPLORATION & PRODUCTION LIMITED, Douglas
- 100% OMV OF LIBYA LIMITED, Douglas
- 100% OMV (U.K.) Limited, London

Gas

Carrier, Supply and Marketing

- 50% GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna
- 100% OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna
  - 68.23% Ferngas Beteiligungs-Aktiengesellschaft, Vienna
    - 50% Oberösterreichische Ferngas AG, Linz
- 100% *OMV Cogeneration GmbH, Vienna*

Refining and Marketing

Refinery Schwechat and Domestic Marketing

- 100% AUSTRIA Mineralöl GmbH, Vienna
- 100% OMV – International Services Ges.m.b.H., Vienna
- 100% OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia
- 100% OMV Ceská republika s.r.o., Prague
  - 100% OMV Cerpací stanice a.s., Prague
- 100% OMV Deutschland GmbH, Burghausen
  - 15% OMV Hungária Asványolaj Kft., Budapest
- 85% OMV Hungária Asványolaj Kft., Budapest
- 100% OMV Slovensko s.r.o., Bratislava
- 100% OMV Supply & Trading AG, Zug
- 100% SC OMV Romania Mineraloel s.r.l., Bucharest

Chemicals and Plastics

- 100% Agrolinz Melamin GmbH, Linz
  - 100% Agrolinz Melamin Italia S.r.l., Castellanza
- 100% POLYFELT Gesellschaft m.b.H., Linz
  - 100% BIDIM Geosynthetics S.A., Bezons
  - 100% *Polyfelt – L & M Manufacturing Asia Sdn. Bhd., Kuala Lumpur/Shah Alam*

At equity investment:

- Borealis A/S, Lyngby (25%)

Investments in Corporate and Other

Amical Insurance Limited, Douglas (100%)

OMV Service Netzwerk GmbH, Vienna (100%) and its investment (100%) in OMV Clearing und Treasury GmbH, Vienna

This chart shows the investments which are either subject to full or to pro rata consolidation and the at equity investment in Borealis A/S.

Legend:

- Subsidiary company
- *Second-tier subsidiary*

Statement by the Chairman of the Executive Board



Dear Stockholders,

We should like to thank the staff of the OMV Group for their outstanding performance and dedication.

With sorrow and gratitude, we remember those of our staff members who have passed on.

Our ambitious goals in terms of growth and restructuring are well worth working for.

Let me give you the best news straight away. OMV has posted the most impressive results in its 45-year history. Earnings before interest and tax (EBIT) are up by 72%, from EUR 285 mn to EUR 491 mn.

Committed to delivering continued growth

Our Exploration and Production (E & P) segment was chiefly responsible for the remarkable improvement in earnings in 2000. In this it was assisted by high crude oil prices and a rising dollar exchange rate. However, we can allow ourselves the observation that one can only reap what one has sown. Growth in E & P and strict cost reduction measures have long been major elements in OMV's strategy. The investment of the past few years in oil and gas exploration and production is bearing fruit, and this, together with a marked reduction in production costs, confirms the wisdom of our strategic alignment.

No light without shade

Average crude oil prices in 2000 were the highest for 18 years. The resultant increases in petroleum product prices led to a decline in demand, putting pressure on our refining and in particular on our retail businesses.

Industry felt the impact of the high prices, as indeed did the consumer. OMV, however, adopted highly responsible pricing policies during the critical period in the autumn, and this helped to preserve Austria from the strikes and boycotts seen in other countries.

Promises kept

In 2000 we kept our promise to deliver profitable growth and rigorous restructuring, so as to meet the challenges of the harsh competitive climate in today's global economy. In 2000 our growth oriented investment policies were again focused upon E & P, and our marketing and melamine operations. On the marketing front, we strengthened our position in Central and Eastern Europe, in particular our presence on the Bulgarian and Romanian markets. A significant oil discovery in Libya and the development of gas reserves in Pakistan were just two examples of the successes recorded by E & P. Parallel to this organic growth, OMV explored various avenues for achieving expansion by joining forces with other companies. Apart from holding talks with the German energy group E.ON, we pursued a number of other options with a view to playing a key role in reshaping the Central European oil industry. The acquisition of a 9.3% interest in the Hungarian oil and gas group MOL was an outcome of this strategy.

What form has restructuring taken? By assigning increased responsibility to the various business segments, and creating an empowered OMV Service Network (SNO), we have put a streamlined structure in place that is already enabling us to operate more flexibly and efficiently. As a network that works in a synergistic fashion, SNO is in a position to offer its customer and market driven services to our operating segments.

We are responding to the changes that eBusiness is bringing to value chains and customer-supplier relationships. A newly established eBusiness unit with representatives in all segments of the Company will enable us to take the opportunities and possibilities presented by these new technologies for enhancing the efficiency of our business and administrative processes.



Structural changes are also occurring in the newly liberalized gas market. We are playing our part by further expanding our transportation capacity, by harnessing our own marketing power, and by evaluating a marketplace for international gas trading. We are eminently suited to the latter role because of our transmission and storage capacity.

Detailed analysis follows later in this report, but I should like to draw your particular attention to our return on average capital employed (ROACE). This ratio, which we see as our most important barometer of financial performance, rose from 9% to 12%. This was despite the need to provide for extensive restructuring programs, which will strengthen our future earning power.

Becoming more attractive to investors

My satisfaction with OMV's operational and financial performance does not extend to our share price. The market has not yet fully recognised our good results and the strong foundations on which our business stands. We shall therefore continue to strive to make our stock more attractive to investors. The Group will focus even more strongly on growth and value.

It is from these prime objectives that the following targets are derived:

- Drive organic growth in E & P, in Gas and in existing and new markets served by Marketing, by devoting over 70% of total capital expenditure to these operations.
- Grow through alliances, so as to increase our financial weight, and make major advances in terms of our size and market shares. Target selective involvement in the consolidation process in the Central European oil industry.
- Boost our competitiveness by continuing to streamline our structures and processes.

Reaching these targets will depend on the efforts of our employees, who are supporting our strategy with commitment and enthusiasm, and see the changes in the industry as opportunities.

I am well aware that changes in organizations and structures always affect people first. This is why we are committed to fostering a corporate culture that maximizes job satisfaction by stressing information flows and communication, health and safety, and efficient organizational processes. On behalf of the Executive Board, I should like to express our sincere gratitude to our staff, without whom such gratifying results would not have been possible.

Due to the excellent progress made by the Company, and the marked increase in profits, we shall be recommending a 25% increase in the base dividend, from EUR 2.40 to EUR 3 per share, and a special dividend of EUR 1.30 per share, to the Annual General Meeting. This is one way for us to thank you for your investment, and for the confidence you have shown in our Company. We shall continue to make every effort to fulfill your expectations of us.

Yours faithfully,

Richard Schenz

OMV share
Comparison of indices


110
105
100
95
90
85
80
75
J F M A M J J A S O N D
FTA 350 Oils
ATX
OMV

Today OMV's cost base and earnings position are such that it can attain its financial targets even at much lower oil price levels, i. e. between 20 to 25 USD/bbl.



Employees – Our human capital

Skills and motivation are the key issues for personnel management, which are addressed by performance reviews

The knowledge and abilities of OMV's workforce are a valuable asset, which we must aim to fully tap and develop. Because of this, the Human Resources Department sets out to enhance the skills and motivation of all staff members, using the latest personnel management tools.

During the year 2000, the Company's **human resources** development system continued to be used to identify potential and develop it by deploying needs based development measures. A total of 2,902 staff members – about 50% of the entire labor force – attended training courses. In addition, experienced colleagues trained colleagues by "learning on the job". Apart from technical and vocational skills, the main focus of our training programs was again on personal development, leadership and customer service.

Selection for **apprentice training** was carried out at "assessment centers", particular emphasis being placed on candidates' learning and teamwork skills. Training has also been designed to promote mobility and flexibility, for instance by assigning employees to external study programs. At the year end there was a total of 94 apprentices.

Senior executives again frequently met staff members at **performance reviews**. In addition to existing short-term bonus and management by objectives models, longer-term incentives were for the first time introduced. These take the form of stock options and an employee share ownership plan, aimed at linking compensation more closely with the long-term performance of the business. About 20% of the staff took advantage of the opportunity to invest in their company offered by the share ownership plan.

In June a pilot **Human Capital Management** (HCM) project was launched. More than 2,000 employees were asked to rate the Company in terms of heath and job satisfaction, communication and information, and staff and organization. The presentations given to announce the results were very well received. Discussion groups helped to draw up action plans aimed at improving working practices, the success of which will be evaluated this year. The HCM survey will be extended to cover the whole Group in 2001.

The overall payroll fell from 5,953 to 5,757. Internal early retirement plans were used to manage this reduction in a socially acceptable manner. As regards employee benefits, the main development was the transfer of pension obligations. In the course of the year a capital coverage of EUR 103.52 mn, required for commitments to former staff members and all active employees, was transferred to the APK pension fund in a series of tranches.

In the year under review 88 staff members from Austria were assigned to 16 other countries. In addition, many employees of foreign Group companies came to Austria for work assignments or training.

5,757 employees
by segments


25% E&P
7% Gas
44% R&M
22% C&P
2% Co&O

Payroll as of December 31	2000	1999	1998
Non-salaried staff	2,398	2,507	2,721
Salaried staff	3,216	3,294	3,487
Apprentices	86	96	96
Executive Board and senior executives	57	56	56
OMV Group	5,757	5,953	6,360
whereof in Austria	4,408	4,624	4,968
Rest of Europe	1,201	1,197	1,299
Rest of the World	148	132	93


Aktie
über Einhundert Schilling

OMV stock

Difficult climate for OMV stock

Stock market trends were affected by large-scale mergers in the industry, and were also heavily influenced by the massive crude price increases, which caused the prices of many oil and gas shares to surge. At the year end the FTSE oil and gas index was 5% below its level at the start of 2000, but this was a stronger showing than that of many of the other major indexes. Other European financial centers suffered losses too, such as London (decrease by 10%) and Frankfurt (decrease by 8%). The ATX put in a disappointing performance, falling by 10%. The market capitalization of the Vienna Stock Exchange increased from EUR 27.26 to EUR 27.59, due to the large number of new issues during the year. **OMV stock** ended the year at EUR 82.50 (1999: EUR 96.50) and its market capitalization declined from EUR 2.61 bn to EUR 2.23 bn; this represented a loss of 14.5%. The turnover of OMV stock was EUR 1.61 bn (1999: EUR 2.02 bn). Despite this decrease, OMV remained the most liquid industrial stock, accounting for 8% of the total market volume (1999: 10%).

Stock option plan approved

On May 9, 2000 the **Annual General Meeting** approved the repurchase of 70,000 no par value shares. The majority of those entitled to take part in the **stock option plan** for members of the Executive Board and senior executives, which is subject to prior own investments, elected to do so.

Due to the Company's strong financial position the Executive Board will be recommending a significant increase in the **dividend**: the base dividend will be raised to EUR 3 per share and a special dividend of EUR 1.30 per share will be proposed. Therefore, the payout ratio will increase to 36% (1999: 33%), in line with the Group's dividend policy.

Investor relations online

The investor relations section of the Company's website was expanded in 2000, and the number of meetings with the main target groups – analysts and shareholders – at presentations, roadshows, and conferences in Austria, Germany, Italy, Switzerland, the UK and USA also grew. The quality of our investor relations activities was recognized with a number of honors, e.g. at the Stock Exchange Prize, and awards won by our corporate website. Among the latter was the new Prize for Investor Relations Online (PIROL).

Shift in ownership of OMV stock

A survey of shareholdings as of June 30, 2000 shows an increase in the share of the free float held by Austrian shareholders, rising from 15% in 1997 to 18.4%. There was a slight increase in British and a decline in US holdings.

Stockholders' structure


18% Austria
35% ÖIAG
20% IPIC
5% Rest of World
10% USA
12% UK

Market capitalization decreased, but most liquid industrial stock; dividend markedly up

At a glance

	2000	1999	1998	1997	1996
Market capitalization in EUR bn	2.23	2.61	2.17	3.43	2.40
in EUR					
High of the year	99.40	98.00	141.57	141.57	89.31
Low of the year	74.10	72.75	70.49	85.39	64.17
Year end	82.50	96.50	80.30	127.18	88.73
Earnings per share	11.95	7.19	6.27	6.11	5.33
Equity per share	72.88	63.51	57.36	54.04	49.44
Cash flow [1] per share	22.62	12.53	16.84	21.54	14.21
Dividend per share	4.30 [2]	2.40	2.25	2.03	1.67
P/CF [3]	3.6	7.7	4.8	5.9	6.2

[1] net cash provided by operating activities
[3] based on year end price
[2] recommended dividend including a special dividend of EUR 1.30 per share



Exploration and Production

At a glance in EUR mn	2000	1999	+/– in %
Segment sales	954	554	72
Earnings before interest and tax (EBIT)	320	105	205
Capital expenditure	86	172	(50)
Return on fixed assets in %	42	15	180
Produktion in mn boe	28.5	27.2	5
Proved reserves as of December 31 in mn boe	338.0	351.6	(4)

EBIT trebled, helped by strong crude price run-up

Production costs (OPEX) below USD 5/boe mark for the first time, at USD 4.90/boe

Volume growth in Austria, Libya, and full year's output in Australia lift total production by 5%

Favourable market conditions, cost management and higher production are basis for increased results

Successful year 2000

The E & P segment's **sales**, buoyed by the steep climb in crude and gas prices, surged by 72% from EUR 544.35 mn to EUR 954.03 mn.

Aided by the favorable trading conditions, **earnings before interest and tax** (EBIT) trebled, rising from EUR 105.21 mn to EUR 319.54 mn. Behind this record result was the upturn in oil prices and the financial result benefited from the firming of the US dollar against the euro. In addition to this there were an increase in output of 5%, to 28.5 mn boe, and a further reduction in production costs. For the first time production costs excluding depreciation and royalties fell below the USD 5/boe mark, to stand at USD 4.90/boe.

Increased volume mainly reflected higher crude and NGL production in Libya, and rising gas output in Austria. For the first time the figures included a full year's oil and gas production from the Australian company Cultus Petroleum N.L., acquired in October 1999. The expectation of significantly lower price levels due to the dramatic oil market collapse in 1998 led to hedging transactions which had the effect of diminishing the increase in EBIT. The EUR 36.28 mn in restructuring expenses charged against EBIT (1999: EUR 8.17 mn) also impacted upon profits growth.

Exploration costs rose from EUR 39.69 mn in 1999 to EUR 48.38 mn in the period under review. The three-year average for finding costs was USD 1.4/boe (1999: USD 1.5/boe).

Promising operational highlights

E & P activities again focused on Australia, Austria, Libya, Pakistan and the UK. Exploration was also resumed in Albania and Vietnam.

In 2000 OMV had interests in 19 exploration and five appraisal wells. Of these, 16 resulted in discoveries, which represents a success rate of 67%.

At EUR 85.99 mn capital expenditure was well below the previous year's level of EUR 171.63 mn, which included the takeover of Cultus Petroleum N.L.

In **Austria** successful use continued to be made of the latest geotechnical methods in the mature fields in the Vienna Basin. Five exploration wells and one appraisal well were drilled on the basis of the results yielded by 3D seismic, leading to the discovery of two oil and three gas accumulations. Increased use of enhanced oil recovery methods (gas injection and improved



well treatment technologies), and the successful development of the finds made in the past few years helped lift production to 14.0 mn boe (1999: 13.9 mn boe) – its highest level since 1980.

In **Libya** exploration activities went ahead in the Murzuk Basin, with one exploration well and one appraisal well on Block NC 115, both successful, and a discovery well on Block NC 186. All three finds are in the immediate vicinity of the producing El Shararah field, and can thus quickly be brought on stream using the infrastructure already in place.

Production at El Shararah averaged 160,000 bbl/d of crude (OMV equity share 7.5%). Work on the full development of the field proceeded on schedule. Concerning new projects, exploration blocks and producing fields in the Sirte, Murzuk and Ghadames basins were evaluated.

In the **United Kingdom** three exploration wells were sunk, making one oil discovery in Block 28/3, in the central North Sea. In the fourth quarter of the year under review, production at the Schiehallion oil field (OMV equity share 5.9%) stabilized at about 100,000 bbl/d. OMV also acquired a 1.6% interest in the field's gas export system, which will send gas to the Magnus field from 2002 onwards. All the necessary approvals were given for development of the Jade (OMV equity share 5.6%) and Skene (OMV equity share 3.5%) condensate fields.

In **Pakistan** development of the Miano gas field advanced further. The production wells were completed, and a start made on the construction of the production systems. The field is due to come on stream in the third quarter of 2001.

Plans for development of the Sawan gas field were submitted to the authorities. Negotiations on the gas supply agreements for this field are in their final stages.

In **Australia**, Cultus Petroleum N.L. was integrated with OMV Australia PTY LTD. and its headquarters moved from Sydney to Perth. Exploration drilling in the Cooper Basin (OMV equity share 2.1%) resulted in four commercial oil and gas discoveries. Approval procedures for an exploration well off North Australia were completed. Approval procedures for development of the Patricia/Baleen gas field were initiated. In addition, a start was made with drawing up a plan for the simultaneous development of several gas fields in the region, leading to the postponement of the Patricia/Baleen development.

In **Albania** exploration licenses for three onshore blocks became effective at the mid-year point. Geophysical exploration began in the third quarter, with OMV as operator (OMV equity share 51%) and Hellenic Petroleum as a 49% partner.

In **Vietnam** negotiations on Block 111 culminated in the signature of a production sharing agreement. OMV will be the operator in a 50-50 joint venture with Edison Gas.

Production up by 5% and proved reserves down to 338 mn boe

Total **production of hydrocarbons** rose by 5%, from 27.2 mn boe to 28.5 mn boe. **Oil and NGL production** gained 4% to 20.0 mn bbl (1999: 19.2 mn bbl). This total includes, similar to last year, 7.0 mn bbl of oil and NGL produced in Austria. International output grew as a result of the inclusion of a full year's Australian production in the figures and the build-up in Libyan production. The share of total output accounted for by foreign properties rose from 63% to 65%.

Natural gas production was up by 8% to 51.5 bcf (1999: 47.9 bcf). The increase was due to higher output in Austria and to the full year inclusion of Australian output. Foreign gas

Production and reserves
in million boe


327.0
128.9
198.1
(19.5)
312.0
126
186.0
(21.8)
312.3
124.5
187.8
(23.1)
351.6
167.2
184.4
(27.2)
338.0
159.8
178.1
(28.5)
1996
1997
1998
1999
2000

Proved reserves gas
Proved reserves oil and NGL
Production of oil, NGL and gas

Natural gas production grown in Austria, build-up in Libyan oil and NGL production, and full year output of oil, gas and NGL in Australia



Production cost
excluding depreciation and royalties (OPEX) in USD/boe


12
10
8
6
4
2
0
1996 1997 1998 1999 2000
Austria
Rest of World
Rest of Europe
Total
Africa

production advanced to 18% of the total (1999: 14%).

During the year under review the Company's proved **hydrocarbon reserves** as of December 31, 1999 were evaluated and confirmed by DeGolyer & McNaughton.

As of December 31, 2000 proved reserves were 338 mn boe – a 4% year-on-year reduction. Over the period of the last three years, reserves were up by 26 mn boe, meaning that reserve replacement was 133%. **Proved oil and NGL reserves** declined to 178.1 mn bbl, from 184.4 mn bbl at the end of 1999. In Austria and in Libya, production was replaced by discoveries, the successful use of enhanced oil recovery methods, and revaluation of reserve estimates by 153% and 60%, respectively. Proved reserves in place in the UK were reduced by the sale of interests in producing fields (Jade and Hutton/Qwest). In the three years to December 31, 2000, 116% of domestic production was replaced by new reserves. Foreign reserve replacement was 67%.

Proved gas reserves at year end were down from 1,003.6 bcf to 959.1 bcf. This decline reflected the pattern seen in production. The figure shows the downgrading of estimated reserves identified by a domestic discovery (Tallesbrunn) through the results of a development well, and the upgrading of reserve estimates for the British Skene, Nevis and Schiehallion fields, Australia's Cooper Basin and new discoveries. Proved reserves in the UK decreased due to the sale of interests in Jade. The domestic reserve replacement ratio was 71% over the past three years, whereas foreign reserves were replaced several times over.

Outlook for 2001: focus on new production in the UK and in Pakistan

Every effort will be made to expand production further in 2001 – an objective that should be attainable, with the Miano gas field in Pakistan and the Jade condensate field in the UK due to come on stream, and output increases slated for the large El Sharárah and Schiehallion fields. The Company will be looking to expand its exploration portfolio and acquire additional reserves at producing fields. The core operational areas are likely to be the main focus of such moves, in particular Libya. At the same time there is a strategic interest in properties in the Middle East. It should prove possible to maintain production costs excluding depreciation and royalties (OPEX) at their current low level of USD 5/boe.

	Oil and NGL		Natural gas		Oil equivalent	
	mn t	mn bbl	bcm	bcf	mn toe	mn boe
Production in 2000						
Austria	0.96	7.0	1.13	42.3	1.92	14.0
Australia	0.10	0.8	0.11	4.0	0.19	1.5
United Kingdom	0.58	4.4	0.14	5.2	0.69	5.3
Libya	1.01	7.8	0	0	1.01	7.8
Total	**2.64**	**20.0**	**1.38**	**51.5**	**3.81**	**28.5**
Proved reserves as of December 31, 2000						
Austria	8.99	65.6	16.33	609.4	22.82	167.2
Australia	0.32	2.7	1.40	52.3	1.50	11.5
United Kingdom	4.15	32.0	1.91	71.1	5.77	43.8
Libya	10.11	77.8	0	0	10.11	77.8
Pakistan	0	0	6.06	226.3	5.14	37.7
Total	**23.57**	**178.1**	**25.69**	**959.1**	**45.33**	**338.0**

the conversions for t into bbl are field specific: 1 cbm equals 37.3 cf
the conversion of gas into oil is based on calorific value (1 cbm of gas equals 0.847 kg of oil, 6,000 cf of gas equals 1 bbl of oil); rounded figures, sometimes do not add up



Gas

At a glance in EUR mn	2000	1999	% change
Segment sales	1,243	867	43
Earnings before interest and tax (EBIT)	105	106	(1)
Capital expenditure	91	58	57
Return on fixed assets in %	18	19	(5)
Imports in bcm	5.91	5.94	(1)
Total transmission volume sold in bcm	36.65	36.53	0

Austrian Gas Act in force since August 10, 2000

Lower sales volume due to mild temperatures and the impact of liberalization, but rising transmission volumes

Trans-Austria-Gasleitung (TAG) expansion project under way

Implementation of Baumgarten gas hub plan commenced

Rising crude oil prices swell gas sales

In the year under review the Gas segment's **sales** rose by 43%, from EUR 867.39 mn to EUR 1,242.55 mn. This increase was driven by the high price of crude and the various petroleum products that gas prices track, and the increase of the US dollar exchange rate.

Import and sales volume fell by 1% and 2%, respectively. This decline was brought about by the exceptionally mild weather and the impact of market liberalization of OMV's gas distribution activities. However, falling costs (excluding one-time factors) reduced the impact on the results.

EBIT was little changed at EUR 104.97 mn (1999: EUR 106.10 mn). One-time income and restructuring charges rose from EUR 4.50 mn to EUR 15.04 mn.

Austrian Gas Act brought into force

On December 1, 2000 the Austrian natural gas market was reorganized by the Austrian Gas Act, with retroactive effect from August 10, 2000. The opening of the market is taking place in two phases.

In stage 1, the market for customers with an annual consumption of over 25 mn cbm is being opened. This covers approximately 50% of the Austrian natural gas market. However, due to nature of its customer base, Oberösterreichische Ferngas AG, in which OMV holds an interest, is confronted with the liberalization of some 80% of its market in stage 1. As of October 1, 2002 the entire market will be opened (stage 2), and all consumers will be free to choose their suppliers. The main purpose of the Gas Act is to provide third parties with access to gas transportation systems.

In the year under review the liberalization of the electricity market presented gas with stiffer competition in the power generation fuel market. The situation was exacerbated by surging natural gas prices and favorable operating conditions for hydropower plants. In addition, gas-to-gas competition intensified due to the increased presence of foreign suppliers. Nevertheless OMV was able to defend its strong position and tie up its first agreements in cooperation with regional gas supply companies with end-users.

High price levels compensate lower import and sales volumes due to mild temperatures and impact of market liberalization

New organizational structure

Pre-emptive steps were taken two years ago to realign the organizational structure of the Gas segment to meet



Contracted transportation volume in bcm



35
30
25
20
15
10
5
0
34.55
25.51
9.04
34.44
25.51
8.93
1999
2000

Total
North-South system
East-West system

The completition of the PENTA West line directly links Austria to the South-German market

Shift in sourcing of natural gas in favour of Norway due to agreed increased volumes

the requirements of a free market, so only minor further adjustments were necessary after the passage of the Austrian Gas Act.

The former marketing operation has been replaced by the supply business area. This is responsible for the importing of natural gas to Austria, for gas procurement, customer care, supply, and the handling of existing supply agreements with customers. OMV Cogeneration GmbH will exploit the opening of a single European gas market by stepping up its direct sales to end-users.

The transport and storage businesses have been organizationally merged, but their core activities remained unchanged. However, supply is responsible for the marketing of transportation and storage capacities.

Supply prospers in the new business environment

Due to the exceptionally mild weather and the impact of liberalization, import and sales volumes dropped. There was a slight shift in the sourcing of gas, with growing volumes arriving under the agreement with Norway. While there were modest increases in liftings – according to long-term contracts – from Germany and Norway, as well as in domestic production, imports from Russia fell. In addition to sales under long-term contracts, quantities of 0.31 bcm were sold on the spot market.

The operation of compressed natural gas (CNG) filling stations for motor vehicles has continued. To the existing public CNG station in Graz, three new outlets in Linz, Schwechat, and on the A4 highway in the Vienna area were added.

Market opening stimulates transportation business

First indications suggest that the gas market liberalization will have a positive impact on the transportation business. A growing number of inquiries for transportation on OMV's transmission lines was received. OMV's infrastructure and its favorable geographical location are proving to be a good basis for OMV in its new competitive situation.

At the turn of the year, formulas for new transportation tariffs complying with the provisions of the Gas Act were finalized. The EU directive will also necessitate revision of the Trans-Austria-Gasleitung (TAG) and West-Austria-Gasleitung (WAG) agreements, and talks on these changes are in progress.

The OMV pipelines have two main directions: the North-South system comprising the TAG and the Süd-Ost-Leitung (SOL), and the East-West system comprising the Hungária-Austria-Gasleitung (HAG), the WAG and the PENTA West line.

Nominations for the North-South system were unchanged from 1999 levels, while those for the East-West system rose by 1%.

Since its completion at the end of 1999 the PENTA West line has given a direct link with the South-German market by closing the gap between the WAG and the Austrian-Bavarian-Gasline (ABG). In 2000 OMV achieved continued success in marketing its transport capacity.

OMV storage facilities balances demand fluctuations

OMV operates underground gas storage facilities, which help to balance out seasonal demand fluctuations and ensure uninterrupted supply. The volumes held in storage peaked in the autumn.

At the year end the volume of gas held in storage was 1.32 bcm – an increase of 16% on 1999. This was due to the


Erdgas H

mild weather, which brought about lower drawdowns.

Preparations for an international market at Baumgarten

A decision has been taken to create an international trading platform for natural gas and related services. To this end, a new company called Gas Hub Baumgarten GmbH has been formed. The Baumgarten node is particularly suitable as a location because the main transmission pipelines pass through it, and there is a storage facility nearby. This means that it offers ideal conditions for a future trading platform and the related physical delivery of gas. This will have a positive impact on all of OMV's marketing activities. National frontiers will increasingly fade into insignificance in gas trading.

Further expansion of transportation infrastructure

In autumn 2000 work commenced on the construction of the TAG expansion, the so-called TAG Loop II, which involves laying a third pipeline. The project is on schedule. The technically challenging Danube crossing was successfully completed in November 2000.

On the WAG the design of an additional compressor station was completed during the year, which will allow increased transportation capacity in the future.

In 2000 capital expenditure was increased to EUR 90.69 mn (1999: EUR 58.41 mn. Most of these funds went into the TAG expansion project (TAG Loop II).

Challenging outlook with many new initiatives

A stable result is expected in 2001 despite the additional effects of the liberalization process. Competition is likely to continue to intensify, reaching a peak with the complete market opening in 2002.

In spite of liberalization the existing long-term agreements will continue to represent the backbone of the Austrian gas supply.

Every effort will be made to maintain OMV's good position in the home market and increase market share abroad. The priority is to try to cooperate with the Austrian regional gas supply companies in relation to consumer business.

Increased transmission capacity will lead to a growing number of short-term shipping inquiries and contracts. Previous and planned investments will provide a solid foundation for future business development. The new tariff scheme will provide all competitors with equal and transparent access to OMV's transportation network.

OMV will be launching a drive to exploit alternative marketing opportunities for its storage facilities. Capacity will increasingly be offered under short-term contracts.

Focus of capital expenditure on expansion of transportation capacity of TAG and WAG to meet growing demand

Sources of natural gas
by regions in bcm


7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
Germany
Norway
Austria
Russia



Refining and Marketing

At a glance in EUR mn	2000	1999	% change
Segment sales	5,625	3,861	46
Earnings before interest and tax (EBIT)	79	84	(6)
Capital expenditure	277	358	(12)
Return on fixed assets in %	12	7	71
Product sales volume, Refining in mn t	10.84	11.44	(5)
Retail market share in relevant market in %	14	14	0

Plant restructuring programs and profit improvement programs completed

Soaring product prices hit demand, especially for heating oil

Drive to expand OMV's retail presence in Bulgaria and Romania with launch of commercial business operations there; number of filling stations abroad for first time higher than in Austria

High crude oil prices impact results

Segment **sales** rose by 46% to EUR 5.63 bn (1999: EUR 3.86 bn), due to the major rise in crude oil and petroleum product price levels. Largely as a result of OPEC production restraint and the strong dollar, the price of North Sea Brent climbed by EUR 106/t (USD 10.51/bbl) to stand at an average price of EUR 233/t (USD 28.44/bbl). These high prices more than compensated for the losses sustained from lower processing and sales volumes as a result of the scheduled turnarounds at both the Schwechat and Burghausen refineries.

Improvements in refining margins; however, continued difficult conditions in retail markets, in particular in Austria; price war in Germany noticed

Trading conditions in 2000 were marked by a pronounced upturn in **refining margins**. Average Rotterdam margins improved by more than 130%, admittedly from an unusually low level in the previous year. During the first half refining margins on gasoline improved, and in the second half, middle distillate margins were exceptionally high due to tight inventories and product shortages. Despite rising feedstock prices, monomer margins also improved, not only in Western Europe.

However, there was a squeeze on **marketing margins** in some markets. In Austria, the fuel price limits introduced in March 1999 under the threat of official price regulation have remained in force – not least because of the way in which conflicts triggered by global fuel price rises escalated out of control in a number of EU member states. The Austrian pricing formula takes account neither of the additional costs and loss of earnings imposed by local legislation, nor of the effects of the ruinous price wars in Germany and Great Britain on the average net EU price used as a basis. This departure from market principles meant that the Austrian filling station business continued to labor under inadequate contribution margins. In Marketing's international operations the average margin on fuel sales eased slightly. This reflected both the price war in Germany and the fact that it was not possible to pass on all of the increase in fuel prices to consumers.

EBIT was impacted not just by narrower margins but also by reduced volumes due to the scheduled refinery turnarounds, and by significant exceptionals. In comparison with the previous year EBIT was down by almost 6% to EUR 79.21 mn (1999: EUR 84.04 mn). When the effects of exceptional factors such as expenses for severance payments and pensions, provisions for new projects, the increase in the retirement



age and new mortality tables are excluded, a marked improvement to EUR 191.71 mn (1999: EUR 39.47 mn) emerges. The earnings of the petrochemicals business fell by about 10%, to EUR 74.18 mn (1999: EUR 82.34 mn) due to reduced volumes.

Market position stabilized

In the year under review petroleum products sold by the Schwechat refinery gained an estimated average market share of 61% in Austria. Export volume slid to 1.24 mn t (1999: 1.34 mn t), depressed by high prices and stiffening competition. In response to the exceptionally high price levels, demand for light and heavy heating oil fell. In the other countries where OMV marketing companies have a presence total consumption fell back slightly.

Trends in the retail market were mixed. Demand edged downwards in Austria, but was up by 2% in the Czech Republic and Romania, and by 4% in Croatia. Only in Slovakia there was a significant fall, due to a combination of economic weakness and exceptionally high product prices. The Company maintained its 14% overall share in the retail market.

Many investment and rationalization programs completed

In the year under review, investment in R & M totaled EUR 276.73 mn (1999: EUR 357.98 mn), mostly being channeled into refinery restructuring and upgrading and expanding the filling station network.

Further cost management measures and a profit improvement program were successfully implemented at both refineries. At the **Schwechat** refinery, the restructuring project was concluded by modernization of the C3 column at the ethylene plant, and revamping of the FCC plant in order to increase the yield of basic petrochemicals. After some start-up problems rated throughput was achieved. There was a scheduled maintenance shutdown at the ethylene plant from mid-March to mid-April.

The entire **Burghausen** refinery was closed by a scheduled turnaround from mid-September to mid-October. Work also commenced on the construction of a new desulfurization unit. Unlike Austria, Germany is introducing tax benefits in November 2001 for products conforming to the standards established by the EU's Auto Oil II program for 2005. The new unit will allow Burghausen to start processing middle distillates according to these specifications as soon as the tax changes come into force.

In **Marketing**, the Austrian forecourt network was significantly upgraded by the construction of six new filling stations and the comprehensive refurbishment of nine existing stations. Meanwhile 16 other outlets were closed. The international retail network grew, mainly as a result of the development of 64 new stations by existing subsidiaries. The expansion of the networks in the new Bulgarian and Romanian markets made excellent progress.

Lower refineries' volumes due to scheduled turnarounds – heating oil market adversely affected Marketing

Following the downsizing of the Schwechat plant's throughput, the combined name plate capacity of the refineries stands at 13 mn t (1999: 13.4 mn t). Capacity utilization diminished by two percentage points to 88% due to the scheduled turnarounds.

The amount of Austrian crude oil **processed** was 0.96 mn t (1999: 0.97 mn t). OMV also ran 8.43 mn t of imported crude (1999: 9.19 mn t), Schwechat accounting for 5.35 mn t of the total. At 1.98 mn t, third-party processing at Schwechat was slightly up on the previous year's volume of 1.93 mn t. As a result of the shutdowns, sales fell

Stable market shares of petroleum products of the Schwechat refinery as well as in retail business

Flow of volume
in million tons


0.51 Semi-finished products, others
11.38 Crude oil processing
11.89 Total feedstock
13.00 Schwechat and Burghausen Name plate capicity
10.84 Sales volume
5.71 Gasoline and diesel fuel
2.97 Fuel oil
1.32 Petrochemicals
0.84 Others

Refining utilization rate decreased to 88% due to scheduled turnarounds; reduced consumption of fuel oils impacted Marketing sales volume



OMV retail network


1,200
1,000
800
600
400
200
0
1996 1997 1998 1999 2000
International OMV brand
International (other brands)
Austria OMV brand
Austria (other brands)

Lower crude prices expected for 2001, improvement in consumption should follow

by 5% to 10.84 mn t (1999: 11.44 mn t). Schwechat's sales volume, including exports, third-party processing and petrochemicals, was 5% lower at 8.03 mn t (1999: 8.44 mn t). Burghausen's sales were down by 6% to 2.81 mn t (1999: 3.0 mn t).

Sales volume by consolidated Group marketing companies dipped by 4% to 6.89 mn t (1999: 7.18 mn t). The main reason for this was the decrease in commercial heating oil sales in Austria.

Expansion of OMV filling station network continued

The Group's forecourt network comprised of 1,136 stations (1999: 1,080). For the first time the number of stations in other countries (588 outlets) exceeded that in Austria (548 outlets). Vigorous pursuit of the marketing strategy raised the Group-wide proportion of OMV branded retail stations to 93%.

In Austria some 90% of the network was OMV branded, and the other stations were operated under the Stroh brand which is aimed at consumers preferring personal service.

Due to the innovative information technology incorporated in the new POS system introduced in 1999, OMV's forecourt network remains the industry leader in this respect and has a significant competitive edge.

The number of **VIVA** convenience shops, representing the non-oil business, rose from 127 to 144, and here too, OMV is the unchallenged market leader in Austria. Non-oil retailing by our international operations is already making a substantial contribution to earnings. The portfolio of VIVA convenience stores abroad grew by 45 to reach a total of 193.

Commercial business faces challenges

While the volume of heating oil sales to commercial customers fell due to difficult market conditions, sales of diesel fuel and jet kerosene registered marked gains. Aviation fuel sales fared particularly well, significantly outperforming the market as a whole.

Despite a slight decline in overall demand, our share of the Austrian lubricants market expanded. Particular attention was paid to the auto showroom and workshop segment. Another highlight was the introduction of the OMV lubricant brand in Germany. Sales to the rest of Europe recorded strong growth, and exports as a whole exceeded Austrian volumes for the first time.

The international commercial business met with some buyer resistance, particularly in East-Central Europe, due to the rise in product prices. However, the high acceptance of OMV's products kept sales at a gratifyingly high level. In 2000 wholesale operations were successfully launched in Bulgaria and Romania and are performing well.

Outlook for 2001 influenced by lower crude prices

With the crude markets returning to normal, prices should be significantly lower than in 2000. The petrochemical business is expected to enjoy steady demand and adequate margins, while international margins on bulk products are likely to trend downwards. In Marketing, falling product prices should lead to a recovery in consumption.

At the Schwechat plant, rationalization of the tank farm is being tackled, and a start is being made with preparations for Auto Oil II 2005. In Burghausen the program for Auto Oil II 2005 will be concluded. The main focus of our international marketing efforts will continue to be the expansion of our market position, especially in Bulgaria and Romania.



Chemicals and Plastics

At a glance in EUR mn	2000	1999	% change
Segment sales	427	368	16
Earnings before interest and tax (EBIT)	36	24	50
Capital expenditure	36	58	(38)
Return on fixed assets in %	12	9	33
Urea and melamine sales in mn t	0.31	0.33	(6)
Plant nutrient sales in mn t	1.10	1.02	8
Income from Borealis [1]	10	45	(78)

[1] reported under financial items

Market position of the melamine business strengthened by the commissioning of new melamine plants in Linz and Castellanza

Asian strategy for geotextiles a proved successful as Polyfelt Asia posts marked increase in sales and positive result

Borealis demonstrates the strength of its technological base: first Borstar PE (polyethylene) license sold and first Borstar PP (polypropylene) plant successfully commissioned

Stronger melamine prices and increased volume lift sales

The consolidated **sales** of the Chemicals and Plastics segment in 2000 were up by 16% to EUR 426.90 mn. This strong performance was attributable to increased melamine and plant nutrient prices, as well as higher melamine and geotextile sales volume due to the commissioning of new capacity.

Sales growth was not fully reflected in income because of the exceptionally steep rises in the prices of raw materials, particularly gas.

Nevertheless, the continuation of rigorous cost reduction programs implemented in 2000 and during the last years brought a 50% improvement in **EBIT** to EUR 35.47 mn. Even in comparison with adjusted EBIT for 1999 (EUR 28.57 mn) excluding one-time factors such as expenses for personnel reduction programs and gains on the disposal of real estate, the increase was a healthy 42%.

The profit from the investment in Borealis, which is reported under the financial items, fell from EUR 45.13 mn to EUR 10.43 mn, reflecting a downturn in the European polyolefin industry and shrinking margins caused by higher feedstock prices and production disturbances.

New plants raise melamine capacity to 130,000 tons/year

C & P's capital expenditure totaled EUR 35.81 mn in 2000 (1999: EUR 57.95 mn). The completion of a new 30,000 t melamine plant in Linz, Austria, in the third quarter, and of a 10,000 t expansion project in Castellanza, Italy, were further milestones in the rapid roll-out of the melamine business. The technology used, an in-house development, boasts markedly low investment and operating costs.

Another major project starting in the year under review was the optimization of the multinutrient fertilizer production equipment.

Sales boosted by upturn in melamine demand

The chemical market experienced a broad-based recovery. Demand from the wood processing industry, which is a major melamine customer, picked up strongly.

Improvements in production costs mitigate pressure from higher feedstock prices; sales volumes grew



At the same time, pressure from Asian exports to Europe relaxed. As a result of these factors the average melamine price for the year rose by 9%. OMV Group sales volume increased by 14%, continuing the upward trend seen in the previous years.

Agrolinz Melamin stepped up its research and development effort with a view to expanding its market share by introducing new applications for melamine. In addition work started on the construction of a competence center for wood composites and xylochemistry. The aim of the center is to extend the wood value chain by conducting scientific research into new product ideas.

Improved market for plant nutrients

Plant nutrients' producers reduced production capacities by about 10% and thus balanced supply and demand

The massive losses sustained by European producers of plant nutrients led to the closure of some 4 mn t of nitrogen fertilizer capacity – equivalent to around 10% of annual output – in the EU in 2000.

These adjustments brought supply and demand into balance, resulting in improved capacity utilization at the remaining plants. Although overall European consumption of plant nutrients was virtually unchanged from the previous year, conditions in some markets improved.

In Germany, for instance, consumption of nitrogen fertilizer recovered by some 5%. The increased demand was principally met by calcium-ammonia nitrate, enabling this type of fertilizer to regain its previous 60% share of the single nitrogen fertilizer market.

Outlook for sales volumes for plant nutrients in Eastern and Central Europe positive; improved trading conditions for melamine und geotextiles expected

Calcium-ammonia nitrate prices climbed steadily from January onwards, on the back of reviving consumption and balanced markets. Compound fertilizer prices began to recover somewhat later. Despite higher selling prices, producers continued to face unsatisfactory margins, as the strong rise in raw material prices caused a pronounced increase in overall production costs.

During the year under review the acquisition of fertilizer warehouses in Hungary and Slovakia strengthened Agrolinz Melamin's strategic position in the plant nutrient markets of these emerging economies, enabling the Company to capture the leadership of the Hungarian nitrogen fertilizer market.

Steady increase in sales volume of geotextiles' products

The main focus for the Polyfelt Group was the consolidation of its production site in Southeast Asia. It was highly successful in this very first year of full production.

Geotextiles' sales advanced steadily, registering 10% year-on-year volume growth. Japan, Malaysia and Singapore accounted for most of this growth.

The picture in Polyfelt's core markets, Europe and Asia, was mixed. West European demand was hit by constrained government budgets for investment in infrastructure. However, the trading environment was much better in Eastern and Central Europe, where the Polyfelt Group had a very successful year.

The rise in feedstock prices was unexpectedly sharp, and could not be passed on to customers in all the various European markets.

Melamine and geotextiles markets set for growth in 2001

Melamine demand is expected to grow markedly in 2001, and the expansion of the capacity should mean that OMV is among the main beneficiaries.

With regard to fertilizer demand, a slight decline is expected in West Europe, but strong growth is anticipated in Eastern and Central Europe.



As margins on melamine and plant nutrients have been unsatisfactory due to high cost of gas, it should be possible to achieve increases in the prices of both groups of products in 2001.

Modest growth in geotextile demand is expected in both Europe and Asia. Interest in geosynthetics has recently picked up in Asia and the Company is reacting to this trend by investing in a reinforcement plant.

Borealis braves difficult market to deliver major operating successes

After five years of uninterrupted growth, the European polyolefin market slowed in 2000, and demand was reduced by 2%. The main reasons for this trend were precautionary purchases prompted by fears at the end of the year 1999 turning to 2000, which inflated demand growth in 1999, and the extremely high price levels in 2000 which led to a major drawdown of plastics manufacturers' inventories.

High oil prices forced up monomer tags. Ethylene climbed by 56%, and propylene by 81% compared with the previous year's average. It was only possible to pass on part of these increases, and as a result, margins narrowed by 10%, taking the margin on polypropylene to an all-time low.

Non-integrated polyolefin producers were faced with very poor polymer margins, especially for PP. Because of this, manufacturers tended to react to soft demand by cutting production rather than by decreasing polyolefin prices.

Apart from the depressed trading environment, reduced output volumes due to scheduled shutdowns for technical inspections and unscheduled plant downtime impacted Borealis' profits.

However, the Company also delivered a number of important strategic successes in 2000. In February the first Borstar PE license was sold to Sinopec (China). In October Borealis sold a PE plant producing special ethylene copolymers in Antwerp into a 50-50 joint venture with the Chemicals Group Dupont. At the end of October Borealis and Latin America's largest polymer producer, OPP Petroquimica, founded a Brazilian based joint venture to make compounds for the automotive and electrical industries.

Borealis continued with its large-scale investment program. At the start of 2000 it commissioned a cracker in Stenungsund, Sweden, thus boosting ethylene capacity by 200,000 t. In May the world's first Borstar PP plant came on stream at Schwechat. Commissioning of the 200,000 t plant coincided with the closure of two old 140,000 t PP slurry units. October saw the commissioning of a Borstar PE plant in Stenungsund. The construction of a new petrochemical complex in Ruwais, Abu Dhabi, progressed according to schedule, and start-up is planned for December 2001.

Forecasts for the polyolefin market in 2001 see no let-up in the difficult market conditions, pointing to slightly tighter margins than in 2000 despite an expected upturn in demand.

Plastics' prices
in DM/t



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
Polyethylene
Polypropylene
Ethylene
Propylene
Naphtha

Price increases in monomers were not passed on to end-products and caused marked margin decline; results affected by lower production volume



Value management and new business initiatives

Market trends have prevented our share price from fulfilling the central principle of our value management philosophy, encapsulated in the slogan "OMV – opportunity for more value".

The decline in our market capitalization in the year under review was at odds with our improved financial performance, and with the strategic and operational measures taken in 2000 to ensure that OMV can look forward to a successful future. These steps have led to an improvement in our key performance indicators (KPIs), and thus an increase in OMV's intrinsic value.

Improvement in results not reflected in stock price movements

The results for 2000 provide unmistakable proof that the twin strategic thrusts of internationalization and profitable growth have become key value drivers. For instance, even at considerably lower oil prices, E & P would make a major contribution to Group earnings.

Value management – an opportunity and a commitment

Group strategy creates foundation for competitive earnings power and leveraging an increase in total shareholder return

OMV's value management strategy is based on active value enhancement, and is an initiative for the creation of new long-term potential for profitable growth.

It is aimed at aligning the fundamentals of our business, and its strategic and operational earnings potential, with the following goals:

- Ensuring that OMV stock is a consistently attractive investment;
- Maintaining OMV's excellent credit rating;
- Living up to OMV's reputation as a reliable and creative supplier with good quality assurance and a strong focus on customer benefits;
- Remaining a good employer in terms of employee benefits, training opportunities and performance related rewards.

Strategic decisions and investments are made in accordance with value management methods, in that their contribution to value growth is critically assessed. Short- and medium-term projected value growth trends for the individual businesses and the Group as a whole are analyzed, and performance levers used to bring them into line with our targets. The levers are a means of both adjusting our strategy and controlling operating performance, creating a constant feedback loop aimed at increasing economic value.

Implementation of policies on the ground, and exploitation of the potential for value creation are benchmarked against targets for EVA®, registered trade mark by Stern Stewart & Co.) and return on average capital employed (ROACE), the latter being significantly higher than the weighted average capital cost (WACC).

These ratios are an integral part of our financial planning and reporting system, and of the performance related payment policy for senior executives. The targets for profitability and cost of capital are set on a segmental basis, and in the light of risk and peer group performance.

Management intends to direct Group strategy towards the attainment of competitive earnings power and an improvement in the Group's strategic position, so as to leverage an increase in total shareholder return after the disappointing performance of our stock in 2000.

Opening the way for value growth through investments, restructuring and new business initiatives

Investments and preparations for further restructuring exercises undertaken in 2000 opened the way for future value growth.

In addition to an improvement in the OMV Group's strategic position, the



investments were mainly aimed at value growth in E & P, Marketing and the melamine business.

The effects of the restructuring programs are revealed by comparing **adjusted** and **reported results**; it is the results adjusted for exceptionals that reflect the operational strength of the Group. In the year under review, reported ROACE stood at 12%. On an adjusted basis, however, ROACE was considerably higher. The same applies to ROfA – the EBIT based indicator for segment return on assets – which was 16%. The return on capital was considerably greater than the cost of capital; positive EVA – net income in excess of the WACC based minimum target return – was EUR 94 mn (1999: EUR 1 mn).

New market driven approach to Group services: Service Netzwerk OMV

The administrative and IT functions were restructured during the year in order to enhance their efficiency and maximize their growth potential. The new Service Netzwerk OMV (SNO) is aimed at networking administrative tasks and creating a central service business for the OMV Group.

The administrative and IT departments, which previously came under the various headquarters departments, have been linked, so as to enable them to offer their services through the new SNO. The customers of these services are the business segments, subsidiaries and Group management.

Accompanied by comprehensive process analyses, service centers were established to offer IT, accounting, personnel, procurement and controlling services, among others. Systematic surveys of the needs of potential users ensure that a customer driven approach is taken, and KPIs are established by annual service level agreements.

Although SNO is an internal service unit, efforts have been made to achieve a high degree of comparability with providers on the market, and appropriate benchmarks have been laid down.

eBusiness activities stepped up

The new possibilities offered by the Internet and intranet technology are enabling us to make improvements to our business and administrative processes aimed at a convergence between OMV's "old economy" and eBusiness activities.

In 2000 all eBusiness activities were coordinated on a Group-wide basis, so as to promote rapid implementation and innovative solutions for customers, suppliers and staff.

The Group is already applying e-procurement methods to some groups of products.

The year saw the creation of an Internet platform linked to the ordering and inventory management systems. Some 4,500 lubricant and 110,000 fuel oil buyers can now order OMV products online.

In addition, a pilot project was launched in the Czech Republic, under which filling stations were equipped with Internet terminals for online training and station management. A pilot project currently underway in Germany is aimed at facilitating the collection of parcels and mail orders from OMV filling stations.

Restructuring of administrative and IT functions started

New possibilities in Internet and intranet technologies should improve processes in businesses and administration

Return ratios
in %



18
16
14
12
10
8
6
4
2
0
1996
1997
1998
1999
2000
ROfA
ROACE
ROE
Target ROfA
Target ROACE
Target ROE



Research and development

Technical know how is the cutting edge for OMV's R & D and determines the high quality of products and services

Research and development give the Company's business segments direct support in fulfilling the efforts to strengthen their core competencies and to innovate and harness modern technology. R & D provides a streamlined organization, state-of-the-art equipment and access to the latest research findings.

In 2000 a total of EUR 20.12 mn (1999: EUR 18.57 mn) was spent on research and development.

Cost reduction is priority in E & P

An extended test series with a variety of materials was held to determine the limits of the pipelines and equipment used to draw off and treat corrosive gases and to use and identify low-cost solutions. Research into reservoir stimulation methods in producing oil led to a major reduction in the pressure required, and thus in the cost of production and water reinjection.

Getting natural gas on to the road

Following extensive tests in previous years, in 2000 R & D was able to assist the authorities on matters such as vehicle certification criteria and use in underground garages. Advice was also given to small filling stations offering natural gas and to the City of Schwechat on its gas vehicle project.

New research results in R & M

Following the launch of the new Super Plus iMotion low-sulfur gasoline, featuring a reduction in sulfur content to a maximum of 10 ppm, OMV continued its pioneering efforts to meet tomorrow's emission and consumption limits.

Under the "Eurodiesel" project preliminary testing was pursued in the production of extremely low sulfur diesel fuels. In connection with this, tests were conducted on a new Ni-Mo-zeolite based catalyst, which brings a marked improvement in desulphurization and denoxing performance in FCC use. Basic research into the influence of future fuel standards on direct injection gasoline and diesel engines, being carried out in collaboration with engine developers and additive manufacturers, is aimed at the further optimization of OMV products in the interests of environment-friendliness and fuel economy.

Research on Schwechat 2000 light fuel oil, which has a marked share on the value added chain in fuels, has been conducted to comply with future emission limits. In order to open the way for an aggressive marketing drive, OMV successfully completed the system development for burners with capacities between 70–350 kW and the testing of 20 prototypes.

New lube developments were OMV's full syn extra SAE 0W-30 automobile engine oil and draw YU industrial lubricant. Technical support focused on the German and Romanian lubricant markets, as well as on new export markets such as Pakistan.

The reformulation of road asphalt to comply with the European standard necessitated a reevaluation of the crudes used for bitumen production. A new calculation system was employed in this project.

C & P: focus remains on melamine

Melamine plants in Linz and Castellanza based on a new process were commissioned at the end of 2000. The technology has the benefits of exceptionally low investment and operating costs. In order to extend the range of applications for melamine, basic research was conducted into the production of formaldehyde free melamine polymers, so as to enhance the weather resistance and postformability of melamine resins. New applications are being developed at the "Wood Competence Center" in Linz.

R & D expenditure
in EUR million



14
12
10
8
6
4
2
0
1.51
2.06
0
0.39
13.82
13.52
3.24
4.15
E&P
Gas
R&M
C&P
1999
2000



Health, safety, environment, quality

OMV considers health and safety at work, plant safety and environmental protection to be inseparable from improving overall corporate performance.

Health and safety at the forefront

The main focus of our industrial medical care was on health check-ups and eye tests. The Company's preventive program concerning the locomotoric system, spine and posture won an award from the European Agency for Safety and Health at Work. Concerted safety programs brought down the lost work day injury frequency (LWIF) considerably: in the Schwechat refinery the frequency of accidents reported was 1.4 per 1 million work hours, and in the Burghausen refinery there has been no accident reported since 1996.

New safety management systems developed at the production plants fully comply with the requirements of the "Seveso II" directive.

Improvements in environmental protection achieved by all segments

Our environmental protection efforts centered on product stewardship, further reductions in emissions and waste streams, and increased energy efficiency, as well as post-decommissioning soil remediation treatment.

Some product developments brought in during the year under review represented major environmental breakthroughs. A case in point was our new Super plus iMotion fuel, which won the Environmental Prize of the Austrian Federation of Industrialists.

OMV set new environmental standards in filling station construction by equipping the new filling station on the A4 highway with a photovoltaic cell system which is the largest of its type in Vienna, and meets a large proportion of the station's power requirements. Meanwhile, three outlets were added to the natural gas filling station network. Two stations were opened in and near Vienna and one in Linz.

The cooperation between research and development and burner manufacturers on the development of burners for low-NOx light fuel oil continued. This resulted in the development of new units for the capacity ranges of up to 350 kW and through to 3 MW.

Following the completion of comprehensive environmental impact assessments, work commenced in the autumn on the laying of the third TAG pipeline.

During a study of greenhouse gases, wide-ranging emission field measurements were carried out to record CH_4 emissions in the vicinity of natural gas distribution and transmission lines. The emissions were found to be very low relative to throughput, at less than 0.01%.

In the course of the decommissioning of oil and gas wells, filling stations and tank farms, sites were subjected to meticulous investigations and polluted material was carefully removed. In total some 25,000 t of soil were microbiologically treated and recycled.

Efficiency boosted by process management

The Group's quality management systems contributed to increased efficiency by analyzing and continuously improving processes, and identifying means of meeting customer requirements in the best possible manner. The ISO 9001 audit provided an opportunity to expand the application of modern IT methods to process optimization.

Schwechat Refinery: number of accidents
in 1 million working hours



16
14
12
10
8
6
4
2
0
6.2
7.4
4.4
5.8
2.1
2.8
1.4
4.2
1997
1998
1999
2000
Accidents (subject to registration)
Accidents with absence from work ≥ 1 day
Accidents with absence from work ≥ 1 day of all Responsible Care Companies in Austria

Preventive medicine program awarded a European Certificate of Good Practice; increased efficiency and processes continuously improving

Directors' report: economic climate

Low euro exchange rate lifts economic growth in Europe; strong price run-up peaking at almost USD 38/bbl (Brent) in September curbed by OPEC production increase for year-end price of about USD 28/bbl

Global economic growth peaks

The expansion of the global economy peaked in 2000: real economic growth in the OECD area averaged 3.5% – the highest rate since 1989 – and in the USA GDP increased by all of 5%. In the **European Union** (EU) export demand was stimulated by the low euro exchange rate, while domestic demand also contributed to the favorable investment and employment environment. Economic growth rose to an average of 3.3%.

All **Central and Eastern European countries** benefited from growth in the EU and from the economic recovery in Russia. Average GDP growth accelerated from 1.6% in 1999 to 3.5%.

In **Austria**, real economic growth in 2000 was 3.3%, again exceeding the rates recorded by Germany and Italy. High energy prices and tax increases led to increased inflation; however, Austrian inflation was among the lowest in the EU.

Product prices driven by soaring crudes and a strong US dollar

In 2000 many factors combined to bring about a strong oil price run-up and pronounced volatility on the international **crude** markets. Despite the economic boom, global demand for crude rose by only 0.8% (0.6 mn bbl/d) to 75.4 mn bbl/d. At the same time production rose by 3.5% to 76.7 mn bbl/d. OPEC was responsible for more than half of the production increase, raising its output ceiling four times in an attempt to keep price increases under control.

Unspectacular fundamentals were overshadowed by market psychology. Among other things, sentiment was driven by uncertainties surrounding future demand and inventory levels; an interruption in exports from Iraq; and concern about developments in Palestine. Crude prices spiked several times during the year, only to sustain massive collapses. By early September Brent had hit USD 37.81/bbl – the highest level since October 1990. As in 1999, prices remained volatile, with swings of over USD 17/bbl. Only OPEC's fourth increase in production quotas and the relatively mild start to the winter succeeded in pushing the price of crude back below USD 22/bbl by the year end. The annual average price of North Sea Brent showed a year-on-year increase of nearly 60%, from USD 17.93/bbl to USD 28.44/bbl.

Rotterdam **oil product prices** did not only reflect the rise in crudes. The strong US dollar also pushed prices up, with its average exchange rate against the euro climbing by 16%, from EUR 0.94 to EUR 1.09. Low refinery stocks, held to a minimum in the expectation of oil price declines, also contributed to the price rise. Quoted prices for fuel oil and transportation fuel, expressed in EUR/t, were up by between 80–100% on the previous year. Automotive fuel prices were up by between 16–18%, while fuel oil rose by 43–48% over 1999. However, fuel oil prices had then been at unusually low levels.

Lower demand in energy sectors

Primary energy consumption in Austria declined by about 2% in 2000 mainly due to mild mid-year temperatures. There was a noticeable shift in the primary energy balance in favor of solid fuels and hydropower, while oil products and natural gas suffered temporary reductions in market share due to high prices. New and amended legislation in 2000, mandating the complete deregulation of the electricity and gas markets from October 1, 2001 and 2002 respectively, marked a milestone in the history of the energy sector.

In 2000 Austrian **natural gas** consumption registered a decline of about 5% to stand at approximately 7.3 bcm.

Crude price (Brent) and USD exchange rate
monthly average


USD/bbl
EUR
0
5
10
15
20
25
30
35
0.00
0.25
0.50
0.75
1.00
1.25
J F M A M J J A S O N D

Brent price 1999
Brent price 2000
USD FX-rate in EUR 1999
USD FX-rate in EUR 2000



The sharpest decline – a 16% drop – was registered by demand from thermal power plants.

Central and Eastern European **petroleum product** sales volumes were down by some 2% over the previous year, to 64 mn t. In Austria, volumes fell by 5% to 10.2 mn t. Transportation fuel demand trends diverged strongly: while diesel and aviation fuel recorded growth of 7% and 9% respectively, gasoline sales fell by 4%. Demand for heating oil was extremely subdued, falling by 19%. In Bavaria, demand for petroleum products slipped by nearly 3% to 18.9 mn t. In the East-European markets served by OMV, overall volume was down by 1% to some 35 mn t. Movements in demand ranged between a rise of 3% and a fall of 12%, consumption rising in Croatia and Rumania, stagnating in Bulgaria and Slovenia, and falling in the Czech Republic, Hungary and Slovakia.

Recovery in demand for plant nutrients and melamine as plastics growth plateaus out

EU chemical output last year grew by some 4% while sales revenue was up by approximately 11%. The low euro exchange rate resulted in increased international competitiveness, and European producers posted an 8% increase in export volume.

EU-wide adjustments of production capacity in the **plant nutrient** market resulted in well balanced supply and demand. This led to a marked recovery in fertilizer prices seen from the start of the year in the case of single nitrogen fertilizers, but not until the fourth quarter. Towards the year end the fertilizer market tightened further, as supply shortages in the USA attracted unexpectedly large volumes of exports. As a result, world urea and ammonia prices rebounded. However, due to rising gas prices, margins for fertilizer producers did not widen until late in the year.

Melamine demand also showed a healthy year-on-year improvement. Following a crisis year in 1999, melamine use by the wood processing industry staged a strong recovery, particularly in Eastern Europe and Asia. Strong demand and tight supply led to a major increase in market prices worldwide. However, gains were largely neutralized by rising natural gas prices, and margins only steadied in the fourth quarter.

Following above average growth in 1999, the West European **polyolefin** (PO) market registered a decline in sales volume of nearly 2% in 2000. The main reasons were reductions in sales following precautionary purchases at the end of 1999 and high prices, causing all stages of production to cut inventories to a minimum. As crude prices rose, feedstock costs for ethylene and propylene soared, and could only partly be passed on to polymer consumers. PO producers without their own monomer capacity were particularly exposed to narrow margins and trimmed capacity utilization.

Improved financial conditions of the Group

The financial year 2000, a highly successful year for OMV, owed much to the favorable market conditions outlined above. Group earnings were up approximately two-thirds on the previous year. EBIT rose by EUR 205.75 mn to EUR 490.49 mn, and net income for the year by EUR 128.56 mn to EUR 322.56 mn.

This satisfactory trend led to an increase in ROACE to 12%, from 9% in 1999. At 16% ROfA was also far above the previous year's 10% and ROE climbed to 18% (1999: 12%).

The businesses profited from the high crude oil price levels experienced throughout the year, which was the main reason for the trebling of E & P's

Consumption of petroleum products in million tons


20
18
16
14
12
10
8
6
4
2
0
Slovakia
Slovenia
Bulgaria
Croatia
Hungary
Czechia
Romania
Austria
Bavaria

Tight plant nutrient and melamine supply leads to price rebound, but higher gas feedstock prices hold back margin growth

EBIT up by 72%, net income for the year by 66%

Group financial condition

Group financial condition in EUR mn	2000	1999
Sales (excluding petroleum excise tax)	7,455	5,179
Earnings before interest and tax (EBIT)	491	285
Net income for the year	323	194
Net cash provided by operating activities	610	338
Capital expenditure	669	656
Personnel as of December 31	5,757	5,953

Group sales
by regions



16% East Central Europe*
4% Rest of Europe
2% Rest of World
55% Austria
10% Rest of EU**
13% Germany

* Hungary, Czech Republic, Slovak Republic, Slovenia, Croatia
** excluding Germany

EBIT. In the R & M segment the very high product prices, coupled with milder weather, led to depressed demand. The marketing business encountered a massive squeeze on margins. Moreover, scheduled refinery turnarounds, one-time charges and lower profit contributions arising from restructuring projects caused significant reductions in earnings. In the Gas segment, the decline in volume, caused by the unusually warm weather, was largely compensated for by higher prices. Because of the improved trading conditions for Chemicals in particular, both volumes and margins increased significantly. Due to higher non-recurrent charges (Forced Laborers' Fund) the Corporate and Other segment's EBIT was down.

In 2000 restructuring projects were again initiated with a view to maintaining and enhancing the Group's competitiveness by achieving long-term cost reductions and increased efficiency. One of the main goals of these projects is to respond to the need for organizational changes, brought about by the wide-ranging cost reduction programs of the past few years, by undertaking a fundamental restructuring of the commercial and technical service functions.

Improved results, mainly due to high crude prices, despite heavy restructuring charges and scheduled refinery turnarounds

At OMV Aktiengesellschaft a service center solution has been created for the commercial and administrative service functions. These structures should largely be in place by mid-2001. Three further reorganization projects, concerning technical services at the Burghausen and Linz sites, and drilling and well treatment services in Austria, have also been launched.

Total provisions of EUR 74.94 mn have been made for these programs. Due to the extensive restructuring exercises in progress during the year under review there was an increase in the number of staff leaving the Company, which led to non-recurrent charges of EUR 54.97 mn (1999: EUR 13.23 mn).

In Austria the early retirement age was raised from 55 to 56.5 for women and from 60 to 61.5 for men in 2000, and the changed valuation parameters led to a total charge of EUR 40.76 mn. In 1999 the calculation of pension provisions at OMV Aktiengesellschaft was converted to new mortality tables, and the discount rate applied simultaneously changed, resulting in a charge of EUR 21.96 mn. In 2000 the new method of calculation was applied on a uniform, Group-wide basis, bringing one-time charges of EUR 9.05 mn. A valuation change arising from the prolongation of the service life of gas storage wells added EUR 1.29 mn to income. In 1999 revision of the Group-wide accounting treatment of the cost of general plant overhauls increased earnings by EUR 56.56 mn, and a change in the calculation of provisions for decommissioning and restoration added EUR 9.33 mn.

Results for 2000 were significantly reduced by one-time effects arising from valuation changes and measures that will show their effects in cash flow and liquidity on a medium- or long-term basis only.

In consequence, the increase in net cash provided by operating activities (80%) exceeded that of net income for the year (66%).



There were no events subsequent to the end of the 2000 financial year of material significance for assessment of the financial condition of the Group.

Group sales and EBIT powered ahead

Group sales excluding petroleum excise tax were up by 44%, from EUR 5,179.16 mn in 1999 to EUR 7,454.47 mn in 2000, mainly due to increased prices. Sales of the E & P segment gained 72 % to stand at EUR 954.03 mn; of this, however, EUR 698.60 mn represented intra-group sales (to the refining, natural gas and oil trading businesses), therefore maintaining E & P's contribution to Group sales at 3% of the total. Gas segment sales increased by 43% to EUR 1,242.55 mn and the segment's net contribution to Group sales, after deduction of intra-group sales of EUR 50.14 mn (mostly to C & P), was 16% of the total. R & M, which is still by far the largest contributor to Group sales advanced its sales by 46% to EUR 5,625.29 mn. After deduction of intra-group sales the contribution of R & M to Group sales was 75% of the total. C & P returned year-on-year sales increases, mostly generated by the melamine and fertilizer streams. The segment's sales grew to EUR 426.89 mn. Its contribution to Group revenue was 6% of the total.

Austria remained the principal geographical market for OMV, accounting for EUR 4,117.11 mn or 55% of total sales (1999: EUR 2,511.70 mn or 48%). Central and Eastern Europe was again the second-largest market, contributing EUR 1,195.80 mn or 16% (1999: EUR 1,138.73 mn or 22%) to Group sales, although volumes fell sharply due to high prices. Sales in Germany were up by EUR 186.13 mn to EUR 971.18 mn, but dipped from 15% to 13% as a share of the total. Sales to other EU countries and the rest of Europe rose strongly, climbing to EUR 988.25 mn (1999: EUR 425.02 mn). Sales to the rest of the world decreased from EUR 318.66 mn to EUR 182.13 mn.

As with the increase in sales, the rise in expenses for **materials and services** – up by 50% to EUR 5,623.73 mn – was attributable to higher price levels. The cost of other services and energy supplies rose by 21% to stand at EUR 224.49 mn, mainly as result of energy price increases.

At EUR 587.24 mn, **personnel expenses** were up by 23% from 1999. The net impact of exceptional items 2000 compared to the previous year was EUR 144.53 mn. This largely reflected increased expenses for personnel reduction plans, at EUR 74.94 mn, and personnel termination expenses of EUR 54.97 mn (1999: EUR 13.23 mn), as well as changes in valuation parameters resulting in a charge of EUR 49.81 mn (1999: EUR 21.96 mn).

Group sales
by segments


3% Exploration and Production
16% Gas
75% Refining and Marketing
6% Chemicals and Plastics

Consolidated sales up by 44% due to high petroleum product prices

Significant increase in earnings due to trebling of EBIT from E & P and stable contribution from Gas, as well as improved cost base

Summarized income statement in EUR mn	**2000**	**1999**
Sales (excluding petroleum excise tax)	7,455	5,179
Changes in inventories and own work capitalized	26	30
Other operating income	86	120
Cost of materials and services	(5,624)	(3,745)
Personnel expenses	(587)	(476)
Depreciation and amortization	(320)	(313)
Other operating expenses	(545)	(510)
Earnings before interest and tax (EBIT)	**491**	**285**
Financial items	(38)	(6)
Income from ordinary activities	**453**	**278**
Taxes on income	(130)	(84)
Net income for the year	**323**	**194**

rounded

Balance sheet and financing

Earnings before interest and tax (EBIT) in EUR mn	2000	1999
Exploration and Production	320	105
Gas	105	106
Refining and Marketing	79	84
Chemicals and Plastics	36	24
Corporate and Other	(49)	(34)
OMV Group	491	285

Fixed assets up by half due to higher financial assets, especially the 9.3% interest in MOL; increase in net working capital

Excluding these special effects, personnel expenses were down by 8% or EUR 33.60 mn from 1999.

The rise of approximately EUR 7.44 mn in depreciation and amortization to EUR 319.87 mn reflected an increase of EUR 21.88 mn due to extended depreciation bases, and a decline of EUR 14.44 mn in unscheduled depreciation. In 1999 write-offs were unusually high due to an extraordinary write-down of goodwill in R & M amounting to EUR 18.17 mn.

Other operating expenses rose by 7% to EUR 545.29 mn, half of the increase being due to taxes (mainly relating to production in E & P).

Expenses for **research and development** rose to EUR 20.12 mn (1999: EUR 18.57 mn).

Financial charges were approximately EUR 37.76 mn (1999: EUR 6.37 mn). Net interest expense improved by 17% to EUR 47.62 mn (1999: EUR 57.66 mn). Income from investments fell heavily, from EUR 46.39 mn in 1999 (including a non-recurring item amounting to EUR 9.9 mn) to EUR 10.45 mn in the year under review. Lower income from investments valued at equity, particularly the holding in the Borealis Group, was chiefly responsible for this decline. Due to the improved results taxes on income were EUR 45.80 mn up on the previous year at EUR 130.17 mn, and current taxes on income rose by EUR 133.95 mn to EUR 172.35 mn. The effective tax rate dropped by 1.5 percentage points, from 30.3% in 1999 to 28.8%. The significantly stronger effects of valuation changes and restructuring measures led to a deferred tax credit of EUR 42.18 mn in 2000 whereas in 1999 deferred tax expenses of EUR 45.96 mn were recorded.

Earnings before interest and tax
by segments in EUR million


350
300
250
200
150
100
50
0
(50)
E&P
Gas
R&M
C&P
Co&O
1999
2000

Asset growth mainly financed internally and well balanced financial structure

The balance sheet total increased by 11% to EUR 5,833.82 mn. Additions to fixed assets (EUR 703.56 mn) exceeded total disposals (EUR 92.61 mn) and depreciation (EUR 320.07mn) by EUR 290.88 mn. Taking translation differences into account, there was a net gain of EUR 304.68 mn, which represents six percentage points of the increase in the balance sheet total. Half of the increment was accounted for by financial assets, and in particular by the acquisition of an interest in the Hungarian oil and gas company Magyar Olaj-ES (MOL).

Despite the marked increase in absolute terms, the ratio of fixed assets to net worth fell by more than 1%, as current assets, prepaid expenses and deferred charges grew more rapidly – by five percentage points. Working capital again rose sharply, due to the renewed rise in crude and product prices, and to the fact that the USD/EUR exchange rate was 8% higher at balance sheet date. Inventories, accounts receivable, and prepaid expenses and deferred charges increased by a total of EUR 268.98 mn. Liabilities (excluding financing) and deferred income grew by only EUR 188.01 mn and stood at EUR 80.97 mn. Net working capital rose by EUR 145.13 mn. During the year under review material reclassifications of provisions were undertaken (see Note 2 e). Provisions



declined by EUR 591.45 mn from the previous year's level, due to the transfer of EUR 371.59 mn to liabilities and of EUR 219.86 mn to the new item "Accrued decommissioning and restoration costs". In the case of the personnel provisions, payments and the transfer of pension obligations to a pension fund were counterbalanced by additions arising from personnel reduction plans, and changes in valuation and the interest component. Of the increase of EUR 50.68 mn, EUR 32.29 mn was attributable to taxes on income. Financing liabilities rose by EUR 61.96 mn, showing that asset growth was largely financed from internal resources.

Balance sheet structure
in EUR million


5,278
5,834
1,654
1,587
3,624
1,976
1,715
1,905
1,802
3,929
2,064
1,968
1999
2000
Current assets
Fixed assets
Short-term liabilities
Long-term liabilities
Stockholders' equity

Summarized balance sheet in EUR mn	**2000**	**%**	**1999**	**%**
Fixed assets	3,929	67	3,624	69
Inventories	423	7	387	7
Accounts receivable, other assets, prepaid expenses and deferred charges	1,112	19	911	17
Cash and cash equivalents	203	4	228	4
Deferred taxes	167	3	127	3
Stockholders' equity	1,968	34	1,715	33
Provisions	1,121	19	1,070	20
Long-term special financing	478	8	317	6
Amounts due to banks	731	13	830	16
Accrued decommissioning and restoration costs	222	4	220	4
Other liabilities and deferred income	1,314	22	1,126	21
Balance sheet total	**5,834**	**100**	**5,278**	**100**

Capital expenditure for growth and structural changes

At EUR 669.26 mn capital expenditure was marginally higher than the previous year's total of EUR 656.18 mn.

Investment in E & P was about half the previous year's level. The main focus of spending in 2000 was on developing existing fields (1999: Cultus takeover). The Gas segment pushed ahead rapidly with the expansion and extension of transmission pipelines (the TAG Loop II and Penta West lines). In R & M investment centered on implementation of the restructuring projects in the refineries, and on rapid expansion and modernization of the Eastern and Central European retail networks. The previous year's high level reflected the acquisitions of filling stations. C & P mainly invested in expanding melamine capacity and acquiring distribution organizations.

The main investment in Corporate and Other was the acquisition of a 9.33% interest in MOL.

Financing activities: lower net debt and gearing ratio

Internal financial resources were sufficient to cover capital expenditure as the cash flow provided by operating activities exceeded the cash flow used for investing activities by EUR 42.10 mn. Additional financial needs of EUR 169.74 mn resulted from the transfer of pension obligations as well as from dividend payments. Net financing needs were covered by liquid funds (EUR 30.11 mn) and external financings. Long-term borrowings declined slightly by EUR 14.80 mn to EUR 866.97 mn due to a shift from bank loans towards long-term special project finance.

As of December 31, 2000, bank loans and overdrafts and financial liabilities

Capex slightly up on 1999; focus on R & M, MOL investment and transmission pipeline expansion projects; improved gearing

Capital expenditure in EUR mn	**2000**	**1999**
Exploration and Production	86	172
Gas	91	58
Refining and Marketing	277	358
Chemicals and Plastics	36	58
Corporate and Other	180	10
Total capital expenditure	**669**	**656**
+/– Changes in the consolidated Group, equity results and restructuring	3	(144)
+ Securities held as fixed assets and loans	31	21
Additions to fixed assets as per statement of fixed assets	**703**	**533**
+/– Foreign currency translation and adjustments	(29)	(37)
+ Acquisition of affiliated companies	—	142
Investments in fixed assets as per statement of cash flows	**674**	**638**

rounded

payable to non-consolidated subsidiaries in an amount of EUR 732.97 mn (1999: EUR 835.21 mn) compared with current financial assets and financial receivables from non-consolidated subsidiaries totaling EUR 175.36 mn (1999: EUR 235.77 mn). Net debt thus dropped by EUR 41.83 mn to EUR 557.61 mn. The gearing ratio, defined as net debt divided by stockholders' equity, stood at 28% at the end of 2000 (1999: 35%).

Gearing ratio


in %
40
30
20
10
0
(142)
(221)
(259)
(599)
(558)
1996
1997
1998
1999
2000
Equity in EUR million
Net debt in EUR million
Gearing ratio in %

Cash flows reflect strong improvements in results

Due to the strong earnings performance **net cash provided by operating activities** was EUR 610.76 mn (1999: EUR 338.36 mn). In the reconciliation of net income for the year to sources of funds, net non-cash charges of EUR 223.59 mn resulted in an upward adjustment (1999: EUR 216.95 mn).

In 2000 non-cash charges relating to changes in the valuation of pension provisions were largely offset by expenses for personnel reduction plans provided for in previous years, and by payments for personnel termination plans for the year under review. Long-term provisions caused a net decrease in cash flow of EUR 4.44 mn (in 1999: EUR 75.98 mn; this was attributable to non-cash reversals of provisions in connection with the change in the valuation of plant upgrades (EUR 44.99 mn) and to payments for personnel reduction plans).

The reconciliation of net income and cash flows also revealed a major discrepancy in respect of deferred taxes. In 2000 non-cash deferred tax income reduced cash flow by EUR 42.18 mn, whereas in 1999 it had increased cash flow by EUR 46.39 mn. In the case of other non-cash income and expenses, the cash outflow declined to EUR 39.54 mn (1999: EUR 71.08 mn) due to the decrease in non-cash income from OMV's share of the profits of companies accounted for at equity. Funds tied up in inventories and accounts receivable rose by EUR 35.13 mn and EUR 208.96 mn respectively, due to the higher crude and product price levels. Of these increases, EUR 184.07 mn was financed by growth in liabilities. In the case of short-term provisions there was an upward adjustment in cash flow of EUR 113.25 mn, mainly as a result of the allocation to restructuring provisions (EUR 74.94 mn) and deferred taxes on income. Total funds tied up in working capital decreased by EUR 64.61 mn (1999: increase of EUR 72.59 mn).

Investment outflows were EUR 673.92 mn (1999: EUR 638.90 mn) while proceeds from disposals were EUR 105.26 mn (1999: EUR 52.59 mn).



Overall, the long-term borrowing component of **net cash provided by financing activities** was virtually unchanged as movements were due to project-related follow-up loans. Short-term debt of EUR 91.76 mn was taken up. Liquidity was reduced by dividend payments of EUR 66.22 mn (1999: EUR 62.70 mn) and the transfer of EUR 103.52 mn in pension obligations to an external pension fund (1999: EUR 23.55 mn).

Higher US GAAP results

The main reasons for the divergence between net income and stockholders' equity as reported under US GAAP and ACC are the differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation, and for the timing of the recording of transactions. Net income according to US GAAP was EUR 358.93 mn, or EUR 37.82 mn more than that under ACC (excluding minorities). The results were almost identical in 1999.

In the past, changes in valuation methods and assumptions leading to differences between reporting under US GAAP and ACC, have necessitated cumulative retroactive adjustments. The prolongation of the service lives of processing plants in the R & M segment, and the changeover from the provision to the component depreciation method resulted in such adjustments, and thus in an increased basis of depreciation under US GAAP. In the year under review this led to charges of EUR 11.89 mn (1999: positive adjustment of EUR 13.91 mn) and EUR 40.33 mn (1999: EUR 32.21 mn) respectively.

During the year under review there were changes in the valuation parameters used in the calculation of severance payments, provisions for pensions and jubilee payments (mortality tables, early retirement age and discount rates). Net income for the year according to US GAAP was not directly affected owing to the application of the corridor method. Under US GAAP termination expenses are discounted, leading to further differences. The different treatment of these items under US GAAP increased net income by EUR 3.05 mn. In 1999 the reduction in the discount rate applied to the provisions for severance and jubilee payments under ACC from 6% to 3.5% resulted in a charge of EUR 18.17 mn, which was reversed under US GAAP.

The rules for accounting for provisions are more restrictive under US GAAP (see Note 40). The provisions set up for personnel restructuring under ACC, in an amount of EUR 74.94 mn, were reversed in the US GAAP reconciliation.

In contrast to ACC, losses from derivative commodity transactions of EUR 23.11 mn were recorded under US GAAP in 1999, which were reversed in 2000 (see Note 44).

Since the introduction of the full application of deferred taxation in the ACC accounting, adjustments to deferred taxes in the reconciliation have related only to the effects of the US GAAP adjustments.

New structure for risk management in place

The restructuring of Group functions led to the transfer of responsibility for commodity risk management to the Group Treasury Department. The new organizational arrangements will ensure that risk management is conducted on a uniform Group-wide basis, and will also better reflect the link between financial and commodity risk.

In future, increasing use will be made of put options to manage commodity risk, so as to safeguard earnings. A large part of E & P's oil production in

Cash flows
in EUR million


700
600
500
400
300
200
100
0
(100)
(200)
(300)
338
(586)
141
611
(569)
(76)
1999
2000
from operating activities
used in investing activities
from (used in) financial activities

Net cash provided by operating activities boosted by strong EBIT; net income 11% higher under US GAAP due to differences in rules for recognition of provisions

Outlook

Group-wide financial and commodity risk management rules implemented; put options used to hedge part of E & P's oil production and refining margins

2001, and some of it in 2002, as well as part of the refining margin in 2001, have already been hedged by inexpensive put options.

No substantial changes are likely to occur in the financial risk management methods for the time being.

As of year end 2000 investigations regarding an alleged violation of the Austrian cartel law by the Austrian mineral oil industry are pending at the Austrian Cartel Court. No predictions can be made at present as to the duration and outcome of these proceedings.

Outlook: crude price trends crucial to results for 2001

The main influence on the Company's performance in 2000 was high crude oil prices, which exceeded all expectations. In 2001 crude price movements will again be a significant determinant of the results. Accordingly, action must be taken to preempt the effects of a possible fall in crude and gas prices. Management expects the Group's earning power and its reported results in 2001 to be maintained or improved, due to the non-recurrence of exceptional charges in 2000, and to other cost reductions.

Even in the event of a significant fall in oil prices, the structural and productivity improvements already in place in **E & P**, and the success of the segment's strategy, suggest results far in excess of the average for the past decade. The return on capital should reach a level which is in line with that of the rest of the peer group and attractive to investors.

The factors influencing the results of the **Gas** business should remain largely unchanged from 2000. A decline in trading income should be offset by the increased earnings from transportation.

In the **R & M** segment the profitability of both the Refining and the Marketing activities is expected to improve. A decline in petrochemical margins is anticipated, but the absence of the maintenance shutdowns and one-time charges witnessed in 2000 should mean that there is a marked overall increase in earnings this year. The expected improvement in earnings from Marketing, in particular, should mainly result from increased contributions from the foreign subsidiaries. In combination with the impact of ongoing cost reduction programs, this should mean that OMV will see a reinvigorated R & M segment in 2001. However, partly as a result of higher investment in the past two years, the return on capital will probably not yet reach target level.

Trading conditions in respect of both volumes and prices currently suggest that there will be a significant rise in the earnings of the **C & P** segment. In 2000 plant nutrient, melamine and urea prices posted marked recoveries from their lows of 1999. In consequence, the return on capital from this segment should be back on target after its depressed level in 1999 and 2000.

Following its strong earnings performance in 1999, **Borealis** ran into a sharp cyclical downswing in 2000 which looks likely to persist in 2001. This investment is thus expected to generate lower income flows than in 1999 and 2000. However, the onset of a cyclical upturn is anticipated by 2002 at the latest.

The expenses of the **Corporate and Other** segment should return to the average for recent years. Regarding investment in a profitable future for the OMV Group, average annual capital expenditure of about EUR 650 mn is planned for the next three years, with an emphasis in 2001. Some 65% will be invested in expansion, and the remainder will go to maintenance, health, safety and environment, and plant restructuring.

Net income and stockholders' equity (ACC and US GAAP)
in EUR million


2,400
2,000
1,600
1,200
800
400
0
400
350
300
250
200
150
100
50
0.00
1996 1997 1998 1999 2000

Stockholders' equity (ACC)
Stockholders' equity (US GAAP)
—— Net income (ACC)
---- Net income (US GAAP)



E & P is the main strategic investment focus, and will attract nearly 40% of overall Group capital expenditure. Almost 18% of the total is earmarked for the **Gas** business. In 2001 some 70% of investment in this segment will be accounted for by the multi-year TAG pipeline expansion project.

Some 33% of planned capital expenditure over the next three years is earmarked for **R & M**. Spending will be channeled into further expansion of the Marketing retail network and into the Refining business (chiefly for environmental investments related to the implementation of the Auto Oil 2 program). About 8% is reserved for **C & P**, and the rest for investment in infrastructure in Co & O.

Group earnings power anticipated to increase; cost savings and absence of one-time charges to offset effects of possible decline in crude and gas prices

Capital expenditure for growth, restructuring to support this expansion, and increased efficiency are the cornerstones of management's strategy for enhancing OMV's earning power over the next few years. The business plan for 2001 reflects the strong commitment to this approach. Results for 2000 are in line with reaching the ROACE target of 13% by 2002. Market assessment and the outlook for 2001 support this expectation.

Attainment of financial targets for 2002 possible in light of projected earnings and forecast market trends

Vienna, March 1, 2001

The Executive Board

Richard Schenz
Chairman

Wolfgang Ruttenstorfer
Deputy Chairman

Tassilo Peyrer-Heimstätt

Gerhard Roiss

Consolidated financial statements according to ACC

The Company's accounting records and consolidated financial statements were prepared in Austrian Schillings and have been audited. The translation into euro is based on an exchange rate of ATS 13.7603 and has not been audited.

Note	**Assets** EUR 1,000	**2000**	**1999**
5	**A. Fixed assets**		
	I. Intangible assets	115,447.6	125,753.5
	II. Tangible assets	2,946,428.0	2,782,517.8
	III. Financial assets	867,021.0	715,947.1
		3,928,896.6	**3,624,218.4**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	104,440.8	93,696.1
	2. Work in progress	77,052.2	63,479.6
	3. Finished goods	105,672.3	116,800.7
	4. Merchandise	118,816.2	99,719.9
	5. Services not yet invoiced	15,925.9	11,463.1
	6. Payments on account	615.2	1,988.8
		422,522.6	387,148.2
7	II. Accounts receivable and other assets		
	1. Receivables from trade	890,417.3	728,682.6
	2. Receivables from non-consolidated subsidiary companies	31,212.3	33,149.1
	3. Receivables from associated companies	59,715.4	49,939.5
	4. Other receivables and other assets	130,289.5	68,262.2
		1,111,634.5	880,033.4
	III. Securities and investments	49,300.4	75,999.0
	whereof treasury stock 2000: 5,775.0 (1999: —)		
	IV. Cash in hand, checks and cash at bank	121,963.5	152,076.8
		1,705,421.0	**1,495,257.4**
8	**C. Deferred taxes**	**167,289.6**	**127,391.8**
	D. Prepaid expenses and deferred charges	**32,209.7**	**30,775.8**
		5,833,816.9	**5,277,643.4**

Consolidated balance sheet as of December 31, 2000

Liabilities EUR 1,000	2000	1999	*Note*
A. Stockholders' equity			*9*
I. Capital stock	196,290.0	196,290.0	
II. Capital reserves	417,662.8	417,662.8	
III. Revenue reserves	1,208,810.0	1,012,706.3	
IV. Treasury stock	5,775.0	—	*9*
V. Minority interests	23,076.7	23,199.2	
VI. Unappropriated income	116,109.5	64,805.1	
whereof income brought forward in 2000: 5.2 (1999: 18.3)			
	1,967,724.0	**1,714,663.4**	
B. Provisions			
1. Provisions for severance payments	100,065.6	107,578.0	*10*
2. Provisions for pensions	619,781.5	685,503.0	*10*
3. Provisions for taxes	44,003.3	11,715.4	
4. Other provisions [1]	356,498.9	264,879.5	*11*
	1,120,349.3	**1,069,675.9**	
C. Liabilities			*12*
1. Long-term special financing, not shown under items 2 to 8	478,400.8	317,275.1	
2. Amounts due to banks	731,250.4	830,413.5	
3. Payments received on account	3.294.3	4,631.3	
4. Accounts payable from trade [1]	687,500.9	540,780.2	
5. Notes payable	—	429.3	
6. Accounts payable to non-consolidated subsidiary companies	3,507.6	6,016.2	
7. Accounts payable to associated companies	15,685.5	40,103.6	
8. Other liabilities [1]	492,604.2	442,851.6	
	2,412,243.7	**2,182,500.8**	
D. Accrued decommissioning and restoration costs [1]	**222,329.0**	**219,858.3**	*13*
E. Deferred income	**111,170.9**	**90,945.0**	*14*
	5,833,816.9	**5,277,643.4**	
Contingent liabilities	12,054.8	12,971.9	*26*

[1] amended comparative figures for 1999

Consolidated statement of fixed assets

EUR 1,000	As of 1.1.2000	Foreign currency differences	Changes in the consolidated Group
	At acquisition		
I. Intangible assets			
1. Concessions, patents, similar rights and licenses	180,765.4	(222.8)	0.0
2. Goodwill	138,099.0	128.8	0.0
3. Payments on account	34.4	0.0	0.0
	318,898.8	**(94.0)**	**0.0**
whereof segments			
Exploration and Production	15,580.8	(20.6)	0.0
Gas	57,134.7	0.1	0.0
Refining and Marketing	207,005.6	(73.6)	0.0
Chemicals and Plastics	17,042.1	0.1	0.0
Corporate and Other	22,135.6	0.0	0.0
II. Tangible assets			
1. Developed and undeveloped land, buildings and buildings on third-party property	1,794,713.4	29,626.5	0.0
2. Plant and machinery	5,374,196.9	28,457.6	0.0
3. Other fixed assets, tools and equipment	886,756.9	(2,188.5)	0.0
4. Assets under construction	170,774.0	(70.8)	0.0
5. Payments on account	7,710.7	(15.9)	0.0
	8,234,151.9	**55,808.9**	**0.0**
whereof segments			
Exploration and Production	2,026,499.4	55,478.3	0.0
Gas	1,647,292.8	0.0	0.0
Refining and Marketing	3,670,354.8	(1,495.3)	0.0
Chemicals and Plastics	766,167.1	1,825.9	0.0
Corporate and Other	123,837.8	0.0	0.0
III. Financial assets			
1. Investments in non-consolidated subsidiaries	30,922.0	(122.8)	0.0
2. Loans to non-consolidated subsidiaries	781.6	0.0	0.0
3. Other investments	70,420.0	(36.2)	0.0
4. Loans to enterprises in which a participating interest is held	7,158.1	0.0	0.0
5. Investments arising from equity consolidation	369,760.8	(311.2)	0.0
6. Securities	223,021.5	(0.1)	0.0
7. Other loans	43,224.7	95.7	0.0
	745,288.7	**(374.6)**	**0.0**
	9,298,339.4	**55,340.3**	**0.0**

Consolidated statement of fixed assets

Additions	Disposals	Transfers	As of 31.12.2000	Write-ups	Depreciation (cumulative)	Net book value 31.12.2000	Net book value 31.12.1999	Depreciation 2000
or production costs								
13,768.2	3,215.9	(4,058.5)	187,036.4	0.0	121,576.4	65,460.0	69,966.5	16,700.9
0.0	474.4	0.0	137,753.4	0.0	87,786.9	49,966.5	55,752.6	5,610.5
0.0	13.3	0.0	21.1	0.0	0.0	21.1	34.4	0.0
13,768.2	**3,703.6**	**(4,058.5)**	**324,810.9**	**0.0**	**209,363.3**	**115,447.6**	**125,753.5**	**22,311.4**
364.9	0.5	1,576.3	17,500.9	0.0	8,459.1	9,041.8	9,552.8	4,261.0
611.5	68.2	(5,509.4)	52,168.7	0.0	30,928.5	21,240.2	28,026.5	2,794.4
8,038.8	2,107.6	1,022.3	213,885.5	0.0	140,321.7	73,563.8	75,597.3	10,261.9
191.0	235.5	90.2	17,087.9	0.0	14,190.5	2,897.4	3,542.8	906.5
4,562.0	1,291.8	(1,237.9)	24,167.9	0.0	15,463.5	8,704.4	9,034.1	4,087.6
72,763.6	38,694.9	(71,768.9)	1,786,639.7	45.0	982,941.8	803,697.9	819,501.0	35,360.1
211,137.6	34,873.8	182,590.3	5,761,508.6	0.0	4,046,616.9	1,714,891.7	1,550,145.7	201,222.9
62,428.9	43,527.0	13,816.7	917,287.0	0.0	668,930.6	248,356.4	235,752.5	54,999.5
130,273.5	1,851.8	(119,509.5)	179,615.4	0.0	6,728.9	172,886.5	169,552.4	6,157.8
521.0	389.4	(1,070.1)	6,756.3	0.0	160.8	6,595.5	7,566.2	11.7
477,124.6	**119,336.9**	**4,058.5**	**8,651,807.0**	**45.0**	**5,705,379.0**	**2,946,428.0**	**2,782,517.8**	**297,752.0**
85,310.9	23,792.6	17,733.6	2,161,229.6	0.0	1,414,813.4	746,416.2	744,554.7	98,877.9
88,598.1	2,371.6	(6,487.5)	1,727,031.8	0.0	1,163,244.6	563,787.2	532,079.2	58,092.6
267,545.8	79,083.2	32,106.3	3,889,428.4	45.0	2,578,808.8	1,310,619.6	1,173,629.0	112,181.4
31,367.4	13,105.5	(90.2)	786,164.7	0.0	502,225.3	283,939.4	282,718.3	22,151.4
4,302.4	984.0	(39,203.7)	87,952.5	0.0	46,286.9	41,665.6	49,536.6	3,448.7
5,242.2	3,826.4	(36.7)	32,178.3	0.0	18,589.7	13,588.6	12,332.3	0.0
0.0	67.9	0.0	713.7	75.4	130.7	583.0	575.4	0.0
173,118.4	2,871.7	36.7	240,667.2	0.0	2,936.1	237,731.1	67,454.4	0.0
254.4	0.0	0.0	7,412.5	0.0	99.4	7,313.1	7,158.1	99.4
2,861.1	0.0	0.0	372,310.7	0.0	0.0	372,310.7	369,760.8	0.0
28,746.4	36,401.5	0.0	215,366.3	754.2	7,426.7	207,939.6	215,628.6	788.0
2,443.1	18,026.2	0.0	27,737.3	4.8	182.4	27,554.9	43,037.5	0.0
212,665.6	**61,193.7**	**0.0**	**896,386.0**	**834.4**	**29,365.0**	**867,021.0**	**715,947.1**	**887.4**
703,558.4	**184,234.2**	**0.0**	**9,873,003.9**	**879.4**	**5,944,107.3**	**3,928,896.6**	**3,624,218.4**	**320,950.8**

Consolidated statement of income

Note	EUR 1,000	2000	1999
	1. Sales including petroleum excise tax	9,218,454.4	6,725,201.2
	2. Petroleum excise tax	(1,763,986.3)	(1,546,042.0)
	3. Subtotal of items 1 to 2 (Net sales)	**7,454,468.1**	**5,179,159.2**
	4. Changes in inventories of finished products, work in progress and services not yet invoiced	6,907.1	3,002.7
	5. Other own work capitalized	19,077.7	26,939.8
15	6. Other operating income	86,372.0	119,866.9
16	7. Cost of material and services	(5,623,732.5)	(3,745,449.3)
17	8a. Personnel expenses	(409,695.0)	(387,691.8)
18	8b. Expenses for severance payments and pensions	(177,549.6)	(88,601.5)
19	9. Depreciation and amortization	(320,063.4)	(312,815.4)
20	10. Other operating expenses	(545,291.2)	(509,667.8)
	11. Subtotal of items 3 to 10 (Earnings before interest and tax)	**490,493.2**	**284,742.8**
21	12. Income from investments	16,736.6	49,978.6
	13. Income from other securities and loans shown under financial assets	15,870.5	14,587.9
	14. Other interest and similar income	37,523.5	31,844.3
	15. Income from the disposal and write-up of financial assets and securities held as current assets	1,989.0	8,080.5
22	16. Expenses arising from financial investments and securities held as current assets	(8,864.3)	(6,773.2)
23	17. Interest and similar expenses	(101,012.5)	(104,090.5)
	18. Subtotal of items 12 to 17 (Financial items)	**(37,757.2)**	**(6,372.4)**
	19. Income from ordinary activities	**452,736.0**	**278,370.4**
24	20. Taxes on income	(130,173.8)	(84,368.7)
	21. Net income for the year	**322,562.2**	**194,001.7**
	22. Allocation to revenue reserves	(205,010.3)	(127,135.5)
	23. Minority interests	(1,447.6)	(2,079.4)
	24. Income brought forward	5.2	18.3
	25. Unappropriated income	**116,109.5**	**64,805.1**

Consolidated statement of cash flows

EUR 1,000	2000	1999	*Note*
Net income for the year	322,562.2	194,001.7	
Depreciation and amortization	320,950.8	315,950.3	
Write-ups of fixed assets	(879.5)	(403.4)	
Deferred taxes	(42,177.1)	46,385.3	
Losses (gains) from the disposal of fixed assets	(10,328.0)	2,084.8	
Net change in provisions for pensions and severance payments	(19,649.9)	16,226.3	
Net change in other long-term provisions and restoration	15,210.0	(92,209.3)	
+/– Other adjustments	(39,537.8)	(71,084.3)	
	546,150.7	**410,951.4**	
Decrease (increase) in inventories	(35,134.1)	(23,259.0)	
Decrease (increase) in accounts receivable	(208,963.9)	(173,528.4)	
(Decrease) increase in liabilities	184,070.9	26,963.0	
(Decrease) increase in short-term provisions	113,254.3	92,768.9	
+/– Other changes	11,385.9	4,461.2	
Net cash provided by operating activities	**610,763.8**	**338,357.1**	
Investments:			
Intangible and tangible fixed assets	(484,856.0)	(428,656.1)	
Investments, loans and other finanical assets	(189,066.4)	(66,970.0)	
Acquistions of subsidaries net of cash aquired	–	(142,039.4)	*25*
Decrease (increase) in short-term financial assets	20,137.9	(1,236.3)	
Proceeds from sale of fixed assets	85,124.1	52,590.1	
Net cash used in investing activities	**(568,660.4)**	**(586,311.7)**	
Increase in long-term borrowings	179,775.8	160,355.8	
Repayments of long-term debt	(177,634.6)	(21,393.9)	
(Decrease) increase in short-term debt	91,625.3	85,022.4	
(Decrease) increase in Group clearing	135.3	3,193.5	*26*
Dividends paid	(66,215.9)	(62,704.9)	
Transfer of pension obligations to pension fund	(103,524.0)	(23,551.4)	*52*
Net cash provided by (used in) financing activities	**(75,838.1)**	**140,921.5**	
Effect of exchange rate changes on cash and cash equivalents	3,621.4	11,435.4	
Net decrease in cash and cash equivalents	**(30,113.3)**	**(95,597.7)**	
Cash and cash equivalents at beginning of year	152,076.8	247,674.5	
Cash and cash equivalents at end of year	121,963.5	152,076.8	

Changes in stockholders' equity [1]

EUR 1,000

2000

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Treasury stock	Minority interests	Unappropriated income OMV AG	Stockholders' equity
January 1, 2000	196,290.0	417,662.8	1,014,008.1	(1,301.7)	–	23,199.2	64,805.0	1,714,663.4
Net income, 2000								
Allocation	–	–	205,010.3	–	–	1,447.6	4.3	206,462.2
Recommended dividend	–	–	–	–	–	–	116,100.0	116,100.0
Foreign exchange differences	–	–	–	(3,131.7)	–	–	–	(3,131.7)
Dividend paid	–	–	–	–	–	(1,415.9)	(64,799.8)	(66,215.7)
Treasury stock	–	–	(5,775.0)	–	5,775.0	–	–	–
Changes in minorities	–	–	–	–	–	(154.2)	–	(154.2)
December 31, 2000	**196,290.0**	**417,662.8**	**1,213,243.4**	**(4,433.3)**	**5,775.0**	**23,076.7**	**116,109.5**	**1,967,724.0**

1999

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Minority interests	Unappropriated income OMV AG	Stockholders' equity
January 1, 1999	196,216.7	417,662.8	886,945.9	(36,464.7)	23,358.7	60,845.5	1,548,564.9
Net income, 1999							
Allocation	–	–	127,135.5	–	2,079.4	35.2	129,250.1
Recommended dividend	–	–	–	–	–	64,751.5	64,751.5
Foreign exchange differences	–	–	–	35,163.0	35.2	–	35,198.2
Dividend paid	–	–	–	–	(1,877.7)	(60,827.2)	(62,704.9)
Euro conversion	73.3	–	(73.3)	–	–	–	–
Changes in minorities	–	–	–	–	(396.4)	–	(396.4)
December 31, 1999	**196,290.0**	**417,662.8**	**1,014,008.1**	**(1,301.7)**	**23,199.2**	**64,805.0**	**1,714,663.4**

[1] see Note 9

Summary of significant accounting policies

1 Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on pages 45 to 71 relate to the ACC balance sheet and statement of income, and cover both the disclosures in accordance with the ACC and the supplementary US GAAP disclosures.

The **reconciliation statement** on page 73 sets out all the material differences in accounting principles between the ACC and US GAAP. The **US GAAP** disclosures that follow on pages 74 to 81 are based on US GAAP accounting principles, and include all required disclosures not discussed on pages 45 to 71.

The **supplementary information on Exploration and Production**, on pages 81 to 86, does not form part of the notes to the consolidated financial statements. This additional information was drawn up on the basis of ACC in accordance with the SFAS 69.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31 in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made only to the extent that they are material.

The purchase method of accounting – in which the acquisition costs are offset against the fair value of the assets and liabilities acquired – is applied to **capital consolidation** of consolidated companies. Goodwill arising from initial consolidation is capitalized and amortized over its estimated useful life.

Summary of significant accounting policies

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported in the consolidated financial statements, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to negative near-term impacts arising from any major concentration of risk.

2 *Accounting and valuation principles*

a) Fixed assets

With the exception of E & P activities outside Austria, **intangible and tangible fixed assets** are capitalized at acquisition or production cost and depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following **useful economic lives:**

Category		Useful life (years)
Intangible assets:		
Goodwill		15
Software		3–5
Concessions, licenses, etc.		5–10 or contract duration
Segment-specific tangible assets:		
E & P	Oil and gas wells (Austria) [1]	8 or 30
Gas	Gas pipelines	20
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
C & P	Corrosion resistant plant	8–20
Other tangible assets:		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] Oil and gas wells abroad are depreciated on a unit-of-production basis.

The successful-efforts-method is applied to E & P activities abroad. Depreciation is on a field-by-field, unit-of-production basis. Unscheduled depreciation is applied to dry exploration wells; dry development wells are depreciated on a field-by-field, unit-of-production basis. The cost of geological and geophysical studies is expensed as incurred.

In Austria the direct cost of exploration and development drilling is capitalized on a well-by-well basis, and straight-line depreciation is applied except where dry wells lead to unscheduled depreciation.

Interest on borrowings incurred in international E & P activities over more than one accounting period in connection with the production of fixed assets is capitalized as part of the cost of the asset.

Tools and equipment are partly carried at fixed values or depreciated on a straight-line basis over a service life of five to ten years.

Since the 1999 financial year the directly attributable capital cost of comprehensive upgrading of large-scale plants has been capitalized. These are depreciated on a straight-line basis over the period until the next

upgrade, using the component depreciation method. In 1999 the change from accounting on a provisions basis, the method formerly used, resulted in income from the release of provisions amounting to EUR 44.98 million. The change in the basis of valuation in accordance with ACC did not result in any retroactive capitalization in 1999. The lower depreciation base compared with a normal period gives rise to lower charges for depreciation for the year under review and the succeeding three years, thereby increasing earnings. EUR 11.92 million will be charged in 2000 and EUR 2.03 million in the subsequent years.

Costs relating solely to maintenance and repairs are treated as expenses in the year in which they arise.

Financial assets
Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories
Own production of **crude oil, other raw materials, semi-finished** and **finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, as well as work in progress and finished petroleum products within the R & M segment, and since 1999, the work in progress and finished products of Agrolinz Melamin GmbH, are valued according to the last-in, first-out (LIFO) method.

Materials and supplies are valued at the lower of cost (determined by the moving average method) or market value.

c) Accounts receivable and other assets
These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from intra-group clearing are translated at mid-market rates. All recognizable risks are accounted for by means of corresponding valuation allowances.

d) Reversal of unscheduled depreciation
The relevant items in the consolidated accounts contain no material unrecorded write-ups as per section 208 paragraph 2 of the ACC.

e) Provisions
In the consolidated financial statements for 2000 there have been material reclassifications of the provisions, as the definitions of the provisions were previously very broad. In order to make the balance sheet more informative, the tighter definitions of provisions are being applied, starting with the statements for financial 2000.

In addition to provisions in the strict sense, in the past material amounts were included in provisions which related to accruals arising from operations where invoices had not yet been posted but the amounts and the due dates were accurately known. Provisions also included obligations under individual separation agreements, where the amounts and dates of payment were fixed and known. In both cases these are known obligations, and in the interests of clear balance sheet presentation from the annual financial statements for 2000 onwards they are being reported as liabilities.

In connection with the Group's core activities (see Note 2 g), decommissioning and restoration obligations regularly arise, the costs of which are provided for on a systematic basis out of current earnings. The amounts of these obligations are material and, starting with 2000, are shown as a separate item in the balance sheet.

Provisions for **decommissioning, restoration and environmental costs** which do not require to be reported as accrued decommissioning costs (see Note 2 g) are formed if there is a high degree of likelihood that such commitments will arise, and if their amount can be reasonably estimated.

Provisions are formed for all **other risks** likely to lead to reductions in income.

Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method and local mortality tables. Pension obligations are accounted for by setting up ***provisions for pensions*** *or payments to an external pension fund. Calculation of the provisions for pensions is* also on the basis of actuarial principles, using the discounted standard entry age method and local mortality tables. No provisions are set up for the pension obligations transferred to the pension fund as long as there is no need to make additional payments to it as at balance sheet date.

At most consolidated companies with company pension plans in recent years pension entitlements have progressively been entirely or partially transferred to external pension funds (see Note 10).

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (see Note 11, "Personnel provisions").

f) Liabilities

Liabilities are carried at the higher of the amount repayable, the nominal value, or the attributable value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at the balance sheet date.

g) Decommissioning and restoration obligations

In the financial statements for 2000, decommissioning and restoration obligations predictable at the time of an investment have for the first time been reported under a separate balance sheet item (see Note 11 and 13). Such obligations are of great significance for the Company's E & P and Gas businesses (oil and gas wells) and its filling station business (filling stations on third-party property). These decommissioning and restoration obligations are regularly expensed against income from these activities.

h) Deferred taxes

Provision is made for deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years). Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions (liabilities) or *as a separate item before the prepaid expenses and deferred charges* (assets).

If the probability of deferred tax assets' being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

In the case of elimination of unrealized intra-group profits on inventories, current income taxes are accrued.

With the exception of investment allowances, deferred taxes are carried as untaxed reserves. The untaxed reserves are reported in the consolidated accounts under "Revenue reserves".

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the UK, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated liability for these taxes is charged on a unit-of-production basis over the lifetime of a field. Any difference between the tax liability on a unit-of-production basis and PRT and PRRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under "Taxes on income".

i) Revenue recognition

In general revenues are recognized when products or services are delivered to customers, and the amount receivable is fixed and determinable, and collection probable. In the E & P segment revenues are recognized when the product is delivered and risk of ownership has passed to the customer. In the marketing business revenues from company owned filling stations are recognized when the products are delivered to the customer.

For dealer owned filling stations revenues are recognized when the products are delivered to the station.

Summary of significant accounting policies

In the refining and the chemicals and plastics business fees due under processing agreements are recognized on the basis of volumes processed. In the gas segment gas sales under long term contracts are recognized when the gas is delivered. Any additional amounts due under these agreements are recognized when approved by the customer. Revenues in respect of gas storage arrangements are recognized on the basis of the committed storage and withdrawal rates.

j) Research and development costs
These costs are expensed in the year in which they arise.

3 *Foreign currency translation*

As a general rule, the current rate method is applied in the translation of financial statements of foreign Group companies. Where the functional currency differs from the national currency, the temporal method is used.

The difference between equity translated at historic rates plus results for the year translated using the average rate method, and equity at balance sheet date translated using the current rate method, is carried under exchange differences and does not affect income.

The main rates applied in converting currencies were as follows (not in euro):

ATS	2000		1999	
	Balance sheet date	Average	Balance sheet date	Average
US Dollar	14.7881	14.8983	13.6973	12.8982
German Mark	703.5531	703.5531	703.5531	703.5531
Australian Dollar	8.2053	8.6600	8.9225	8.3194
Italian Lire	0.7107	0.7107	0.7107	0.7107
Hungarian Forint	5.1926	5.2915	5.4026	5.4445
Slovak Crown	31.3211	32.3030	32.4528	31.2033
Czech Crown	39.2624	38.6531	38.1140	37.3106
Bulgarian Leva	704.1000	706.3900	709.1659	707.5481

4 *Consolidated Group and restructuring*

The list of investments on pages 70 to 71 gives an overview of Group companies consolidated fully, pro rata or at equity, and of other investments. The number of consolidated companies has changed as follows:

	2000	1999	2000	1999	2000	1999
	Full consolidation	Full consolidation	Pro rata consolidation	Pro rata consolidation	Equity consolidation	Equity consolidation
As of December 31 previous year	**39**	**33**	**2**	**2**	**12**	**11**
First consolidated in year under review	–	6	–	–	–	1
Merged in year under review	(2)	–	–	–	–	–
Disposed of during year under review	–	–	–	–	–	–
As of December 31	**37**	**39**	**2**	**2**	**12**	**12**
[whereof domiciled and operating abroad]	[16]	[18]	[–]	[–]	[7]	[7]
[whereof domiciled in Austria and operating abroad]	[7]	[7]	[–]	[–]	[–]	[–]

The Hungarian companies acquired in 1999, OMV Kiskereskedelmi Kft. and OMV Projekt Kft., were merged with OMV Hungária Asványolaj Kft. during the year under review. Various distribution organizations and shell companies are not consolidated due to their immateriality.

Notes to the annual financial statements

5
Fixed assets

Movements in **goodwill** during the year were as follows:

EUR 1,000			2000
	Gross value	Depreciation	Net value
Goodwill as of January 1	138,099.0	(82,346.4)	55,752.6
Foreign currency differences	128.8	–146.0	(17.2)
Additions	—	(5,610.5)	(5,610.5)
Disposals	(474.4)	316.0	(158.4)
Goodwill as of December 31	**137,753.4**	**(87,786.9)**	**49,966.5**

Apart from mergers there were no changes in the consolidated Group in 2000. **Additions** due to acquisitions in 1999 had the following effects on the structure of fixed assets:

EUR 1,000			1999
	Gross value	Depreciation	Net value
Intangible assets	42,249.0	13.8	42,262.8
Tangible assets	180,678.3	(50,774.5)	129,903.8
Financial assets	1,720.8	—	1,720.8
Total	**224,648.1**	**(50,760.7)**	**173,887.4**

During the year under review the service lives of gas storage wells were extended from 15 to 30 years, resulting in a reduction in depreciation of EUR 1,286.3 thousand.

The "Land and leasehold rights, buildings and buildings on third party property" item largely concerns oil and gas properties acquired by foreign Group E & P companies. The land value included in this item totaled EUR 272,587.6 thousand (1999: EUR 317,119.8 thousand).

Unscheduled depreciation of fixed assets amounted to EUR 14,453.8 (1999: EUR 31,429.9 thousand), financial assets accounting for EUR 887.4 thousand (1999: EUR 3,423.5 thousand).

In 2000, interest on borrowings in connection with the production of fixed assets amounting to EUR 1,751.8 thousand was capitalized (1999: EUR 326.3 thousand). The book value of capitalized interest on all borrowings was EUR 25,293.4 thousand (1999: EUR 24,356.3 thousand).

Loans with maturities of up to one year amounted to EUR 10,656.0 thousand (1999: EUR 12,928.0 thousand); there were no loans to affiliated companies (1999: EUR 3.3 thousand).

As of December 31, 2000, loans to members of the Executive Board and chief executive officers of subsidiaries amounted to EUR 354.5 thousand (December 31, 1999: EUR 63.2 thousand). In 2000 EUR 6.6 thousand (1999: EUR 149.3 thousand) were repaid. The loans are either interest free or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying amount of investments accounted for at equity was as follows:

EUR 1,000	2000	1999
Book value of investments valued at equity	330,313.1	330,279.9
Share of net assets	372,310.7	369,760.7
Dividend paid	**3,109.8**	**11,630.5**
Currency difference	(401.8)	4,499.0
Net income from associated companies	**5,930.8**	**43,132.1**

Notes to the annual financial statements

"Net income from associated companies" in the 1999 financial year reflected the effect of a change in the method of valuation from a provisions to a capitalization basis in respect of plant upgrading in the Borealis Group amounting to EUR 9,918.5 thousand.

The summarized balance sheet and income statement data for investments carried at equity are as follows:

EUR 1,000	2000	1999
Current assets	1,514,030.3	1,331,928.7
Fixed assets	2,572,422.8	2,269,570.1
Current liabilities	1,645,048.0	910,662.8
Non-current liabilities	1,018,562.2	1,292,300.9
Minorities	9,410.6	9,144.3
Net sales	4,662,294.6	3,691,026.6
Earnings before interest and tax	109,208.3	216,197.5
Net income	32,657.2	139,953.5

The main equity investee is Borealis A/S. Sales to the Borealis Group were EUR 357.6 million (1999: EUR 354.6 million).

6 *Inventories*

In the second half of 1999, and particularly in the last two months, inventories valued according to the LIFO method were significantly below their level in 1998. Crude and products taken from inventory drawdown were at the very low LIFO valuations of December 31, 1998 due to the low crude price level then prevailing. Comparison with the significantly higher replacement costs at times of layer reductions resulted in a reduction of charge of EUR 45.8 million.

As of the end of 2000 total inventories of crude oil and petroleum products, valued according to the LIFO method, were at a similar level. There were increases in inventories of crude oil and semi-finished products. Inventories of finished products fell below the base layer. Largely as a result of the reduction in the inventory layer in comparison with the replacement costs, there was an overall reduction of charge of EUR 15.1 million.

Due to the high crude oil price level at the end of 2000, at balance sheet date the replacement cost of LIFO valued inventories was EUR 247.2 million (1999 EUR 215.8 million) above the amounts reported in the balance sheet.

At the end of 2000 approximately 46% (1999: 50%) of all inventories were valued according to the LIFO method.

7 *Accounts receivable and other assets*

Receivables of EUR 3,709.1 thousand (1999: EUR 3,909.7 thousand) were secured by bills of exchange.

EUR 1,000	2000		1999	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	888,271.4	2,146.0	724,434.4	4,248.2
Receivables from affiliated companies	23,933.9	7,278.3	32,538.0	611.1
[whereof financing and clearing]	[4,094.0]	[7,278.3]	[7,689.3]	[611.1]
Receivables from associated companies	52,741.7	6,973.7	40,045.0	9,894.5
Other receivables and assets	127,469.1	2,820.4	64,836.5	3,425.7
Total	**1,092,416.1**	**19,218.4**	**861,853.9**	**18,179.5**

Accrued income of EUR 39,876.3 thousand (1999: EUR 16,933.9 thousand) is included in the "Other receivables and assets" item.

Individual and lump-sum valuation allowances were as follows:

EUR 1,000	Jan. 1	Additions/ releases	Disposals	Translation difference	Dec. 31	[whereof lump-sum adjustment]
2000						
Receivables from trade	15,103.7	2,295.5	(469.0)	176.2	17,106.4	[2,264.8]
Receivables from associated companies	377.5	231.8	–	–	609.3	[–]
Other receivables and assets	2,535.2	(192.6)	(6.8)	–	2,335.8	[–]
Total	**18,016.4**	**2,334.7**	**(475.8)**	**176.2**	**20,051.5**	**[2,264.8]**
1999						
Receivables from trade	12,182.1	4,556.2	(1,721.8)	87.2	15,103.7	[1,818.6]
Receivables from affiliated companies	6,729.7	–	(6,729.7)	–	–	[–]
Receivables from associated companies	218.1	159.4	–	–	377.5	[–]
Other receivables and assets	3,882.2	(978.8)	(336.5)	(31.7)	2,535.2	[–]
Total	**23,012.1**	**3,736.8**	**(8,788.0)**	**55.5**	**18,016.4**	**[1,818.6]**

8

Deferred taxes

The assignment of deferred taxes to temporary differences and tax-loss carry forwards result in net deferred tax assets, the breakdown of which is as follows:

EUR 1,000 **2000**	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	14.2	1.3	21.0	(8.1)
Tangible fixed assets	7,892.9	1,671.2	92,526.5	(86,304.8)
Financial assets	29,732.1	8,517.1	2,767.8	18,447.2
Deferred PRT assets	18,001.1	–	–	18,001.1
Corporation tax on deferred PRT assets	–	–	5,400.3	(5,400.3)
Inventories	64,989.2	2.8	122.2	64,864.2
Accounts receivable and other assets	1,810.4	1,444.8	14,123.3	(13,757.7)
Untaxed reserves	–	–	20,225.8	(20,225.8)
Provisions for pensions and severance payments	61,110.2	–	–	61,110.2
Other provisions	65,669.0	2,130.9	581.8	62,956.3
Liabilities	628.8	–	920.3	(291.5)
Other	6,320.3	175.0	4,885.4	1,259.9
Tax-loss carry forwards	94,119.8	27,480.9	–	66,638.9
Total	**350,288.0**	**41,424.0**	**141,574.4**	**167,289.6**

EUR 1,000				1999
(cont'd)	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	174.1	8.0	9.0	157.1
Tangible fixed assets	8,028.3	1,767.7	100,976.5	(94,715.9)
Financial assets	29,734.8	86.3	3,099.4	26,549.1
Deferred PRT assets	14,929.3	—	—	14,929.3
Corporation tax on deferred PRT assets	—	—	4,478.4	(4,478.4)
Inventories	24,716.3	159.0	—	24,557.3
Accounts receivable and other assets	2,184.1	1,868.3	20,461.4	(20,145.6)
Untaxed reserves	—	—	14,509.8	(14,509.8)
Provisions for pensions and severance payments	79,198.5	—	—	79,198.5
Other provisions	33,805.5	652.6	37.1	33,115.8
Liabilities	548.3	25.7	—	522.6
Other	8,341.4	354.7	316.3	7,670.4
Tax-loss carry forwards	113,050.0	38,508.6	—	74,541.4
Total	**314,710.6**	**43,430.9**	**143,887.9**	**127,391.8**

Deferred taxes on retained earnings of Group companies are generally only taken into account where there is no possibility of transferring these amounts to the parent company free of tax.

At the end of 2000 OMV had **tax-loss carry forwards** of EUR 273,140.2 thousand (1999: EUR 350,473.9 thousand). Carry forward amounts expire as follows:

EUR 1,000	2000		1999
		2000	2,090.9
2001	5,455.8	2001	3,303.6
2002	12,501.8	2002	10,766.8
2003	1,395.4	2003	6,243.2
2004	3,489.8	2004	3,103.3
2005	5,627.4	Beyond 2004	4,410.6
Beyond 2005	18,010.4	Indefinitely	320,555.5
Indefinitely	226,659.6		
Total	**273,140.2**	**Total**	**350,473.9**

9 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 27,000,000 shares of no par value. In 1999 the Company's capital stock was marginally increased to EUR 196,290 thousand. At the same time it was converted from par value to no par shares and from Austrian schillings to euro.

With the agreement of the Annual Stockholders' Meeting OMV Aktiengesellschaft repurchased 70,000 of its shares in connection with the introduction of a stock option plan (see Note 31). The book value of the stock, in an amount of EUR 5,775 thousand, is disclosed as a separate item.

The **revenue reserves** include the net income and losses of the fully, pro rata and equity consolidated Group companies, valued according to the form of consolidation.

The revenue reserves include the untaxed reserves reported in the individual accounts of subsidiaries, less EUR 20,225.8 thousand in deferred taxes (1999: EUR 14,509.8 thousand), in an amount of EUR 127,523.2 thousand (1999: EUR 116,147.8 thousand).

The **unappropriated income** of the Group corresponds to that of the parent company.

10

Provisions for severance payments and pensions

a) Provisions for severance payments

The discount rate applied to the provisions for severance payments is 3.5%. The increase in the statutory early retirement age resulted in an improvement in earnings of EUR 2,811.1 thousand, while the adoption of new mortality tables [1] resulted in a reduction of charge of EUR 74.6 thousand.

b) Provisions for pensions

The basis of calculation of the provision for the indexed pension commitments to OMV Aktiengesellschaft pensioners was changed to the new mortality tables [1] in 1999; at the same time the discount rate applied was raised from 3.5% to 4%. This resulted in a charge of EUR 21.96 million in 1999. In 2000 the changeover to the new mortality tables and the adjustment of the discount rate from 3.5% to 4% (in the case of indexed commitments) was extended to the entire Group. There is now a uniform discount rate of 4% for indexed pension commitments. Use of the new mortality tables and the changed discount rate resulted in a charge of EUR 10,544.0 thousand. The raising of the early retirement age in Austria resulted in a reduction of charges against income of EUR 414.2 thousand.

The indexed pension commitments to active employees at OMV Aktiengesellschaft have been transferred to an external pension fund run by APK-Pensionskasse AG. Because of this, OMV Aktiengesellschaft no longer makes any pension provisions for active employees.

In the year under review, pension entitlements of employees amounting to a Group-wide total of some EUR 103,524.0 thousand (1999: EUR 23,551.4 thousand) were transferred to the APK pension fund.

In the case of a group of non-indexed pension commitments to retired employees of Agrolinz Melamin GmbH a discount rate of 6% is applied.

[1] in Austria AVÖ 1999-P

11

Other provisions

EUR 1,000	2000		1999	
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	—	38,039.1	31,894.8	7,973.7
Decommissioning, restoration and environmental costs	4,754.0	5,706.6	4,368.3	5,539.7
Personnel provisions (including jubilee payments)	115,904.5	69,357.0	55,400.7	45,274.7
Accrued additions to fixed assets and other trade payables	21,782.2	—	16,178.6	—
Other	72,925.2	28,030.3	54,400.3	43,848.7
Total	**215,365.9**	**141,133.0**	**162,242.7**	**102,636.8**

Beginning in 2000, the decommissioning and restoration obligations which regularly arise in connection with the Group's core businesses are shown as a separate item (see Note 13). The remaining provisions for decommissioning, restoration and environmental costs consist of all other obligations arising from events whose occurrence cannot be foreseen in the normal course of business. The figures for the preceding year have been appropriately reclassified.

Apart from other personnel provisions, the "Personnel provisions" item previously mainly reflected obligations arising from employee reduction plans decided upon in previous years. The amount and timing of such obligations are generally known in advance. Starting in the period under review, this part of the item is reported under "Other liabilities" (see Note 12). That part of the obligations in question to which uncertainties attach remains under "Personnel provisions". The comparative figure for 1999 was reclassified by EUR 149,463.2 thousand.

In 1999 provision for ongoing personnel reduction programs included EUR 2,761.6 thousand for 65 employees of Agrolinz Melamin GmbH; this remained unchanged in the year under review. Completion of this program is scheduled for 2001.

Notes to the annual financial statements

In the period under review the OMV Group allocated EUR 74,925.7 thousand to provisions for new restructuring exercises.

The raising of the early retirement age in Austria resulted in charges against income in the form of other personnel provisions totaling EUR 43,912.7 thousand. The use of the new mortality tables resulted in a reduction of charge amounting to EUR 1,342.6 thousand.

Starting in 2000, accruals arising from current operations in respect of which the time and amount of the obligations is clear at balance sheet date began being reported under trade payables. The provision made in 1999 was reclassified by EUR 222,128.2 thousand.

12 Liabilities

EUR 1,000					2000
		whereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	collaterals
Long-term special financing	478,400.8	37,469.3	358,463.8	82,467.7	–
Amounts due to banks	731,250.4	394,800.7	193,042.3	143,407.4	50,111.9
Payments received on account	3,294.3	3,107.9	186.4	–	–
Accounts payable from trade	687,500.9	686,954.8	546.1	–	–
Accounts payable to affiliated companies	3,507.6	2,067.3	1,440.3	–	–
[whereof financing and clearing]	[1,444.5]	[4.2]	[1,440.3]	[–]	[–]
Accounts payable to associated companies	15,685.5	11,355.5	4,330.0	–	–
Other liabilities	492,604.2	344,259.5	148,344.7	–	–
Total	**2,412,243.7**	**1,480,015.0**	**706,353.6**	**225,875.1**	**50,111.9**

					1999
Long-term special financing	317,275.1	37,544.7	203,239.6	76,490.7	–
Amounts due to banks	830,413.5	430,049.7	208,239.2	192,124.6	50,235.5
Payments received on account	4,631.3	4,324.0	307.3	–	–
Accounts payable from trade	540,780.2	540,003.0	777.2	–	–
Notes payable	429.3	429.3	–	–	–
Accounts payable to affiliated companies	6,016.2	1,504.1	4,512.1	–	–
[whereof financing and clearing]	[4,513.2]	[1.2]	[4,512.0]	[–]	[–]
Accounts payable to associated companies	40,103.6	39,788.5	315.1	–	–
Other liabilities	442,851.5	288,734.6	154,117.0	–	–
Total	**2,182,500.8**	**1,342,378.0**	**571,507.5**	**268,615.3**	**50,235.5**

"Long-term special financing" mainly concerns an advance tariff payment of EUR 310,896.4 thousand (1999: EUR 296,427.7 thousand). Of this amount, OMV Aktiengesellschaft is liable only for about 6%, equivalent to its share of the total committed capacity of the pipeline.

Loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	2000	1999
Short-term loan financing	342,684.5	265,917.0
Short-term component of long-term loan and special financing	89,585.4	201,677.5
Total short term	**432,269.9**	**467,594.5**
Long-term loan and special financing repayment schedule:		
2001	89,585.3	
2002	110,744.6	
2003	136,010.0	
2004	121,582.3	
2005	183,169.2	
2006 and subsequent years	225,875.1	
Total as of January 1, 2002	**777,381.2**	

Breakdown of special financing, and amounts due to banks, by currency and interest rate:

EUR 1,000	2000		1999	
		Weighted average interest rate in %		Weighted average interest rate in %
Long-term debt rates				
Fixed rates:				
EUR	495,514.4	4.30%	498,186.5	4.27%
USD [1]	14,385.9	0.00%	17,744.4	0.00%
CHF	–	–	12,211.1	3.19%
JPY	–	–	4,239.6	0.57%
Total	**509,900.3**		**532,381.6**	
Variable rates:				
EUR	153,940.0	4.61%	174,571.0	3.27%
USD	153,511.3	7.02%	139,359.0	5.50%
AUD	31,007.8	6.48%	33,718.0	6.04%
GBP	1,632.5	6.50%	1,742.0	7.00%
CHF	8,084.3	3.80%	–	–
MYR	4,650.8	4.56%	–	–
JPY	4,239.6	0.85%	–	–
Total	**357,066.3**		**349,390.0**	
Short-term debt rates				
EUR	279,680.0	5.21%	181,946.3	3.63%
BGN	20,457.3	6.48%	325.2	6.11%
KCS	12,189.6	5.52%	25,060.7	5.86%
USD	10,018.8	6.84%	3,142.5	6.80%
SKK	8,360.4	10.77%	15,520.1	14.09%
CHF	6,032.3	3.88%	–	–
HUF	4,166.8	11.50%	3,258.7	14.64%
MYR	1,441.8	4.60%	–	–
AUD	337.5	12.13%	17,361.6	6.74%
GBP	–	–	19,301.9	5.92%
Total	**342,684.5**		**265,917.0**	

[1] Relates to amounts repayable under an exploration and production sharing agreement in Libya which is non-interest bearing.

As of December 31, 2000, OMV had unused credit lines of approximately EUR 130.81 million (1999: EUR 196.22 million), of which EUR 130.81 million (1999: EUR 181.68 million) were current.

During the year under review accrued additions to trade payables in the current year were for the first time carried under "Accounts payable from trade." The amount shown for the previous period has been reclassified (see Note 11).

Quantifiable obligations arising from personnel reduction plans in past periods are now reported under "Other liabilities" (see Note 11). As of the end of 2000 these liabilities amounted to EUR 157,932.3 thousand (1999: EUR 149,463.2 thousand). The short-term component thereof includes EUR 224,279.6 thousand in tax liabilities (1999: EUR 203,666.0 thousand) and EUR 6,361.9 thousand in social security contributions payable (1999: EUR 5,825.7 thousand). Expenses of EUR 147,674.4 thousand (1999: EUR 114,103.0 thousand), falling due after balance sheet date, are shown under "Other liabilities".

13 Accrued decommissioning and restoration costs

EUR 1,000	2000		1999	
	< 1 year	> 1 year	< 1 year	> 1 year
Wells and other exploration and production facilities	–	200,766.5	–	199,208.5
Other	964.1	20,598.4	–	20,649.8
Total	**964.1**	**221,364.9**	–	**219,858.3**

The obligations that are material for the Group are for the first time shown as a separate item in the year under review (see Note 2 g). The amount shown for the previous period has been adjusted (see Note 11).

In 1999 the amortization period for the decommissioning and restoration obligations relating to gas storage wells was extended from 15 to 30 years, resulting in an increase in earnings of EUR 6,120.5 thousand.

14 Deferred income

"Deferred income" mainly relates to gas transportation income received in advance, amounting to EUR 28,157.1 thousand (1999: EUR 34,654.9 thousand), and EUR 43,697.7 thousand in building subsidies received (1999: EUR 45,163.5 thousand).

15 Other operating income

EUR 1,000	2000	1999
Gains on the disposal and write-up of fixed assets, excluding financial assets	22,890.1	4,750.5
Financial assets	24,722.7	86,643.0
Income from the release of provisions	15,994.4	5,299.0
Other	22,764.8	23,174.4
Total	**86,372.0**	**119,866.9**

In 1999 income from the release of provisions included EUR 44,987.0 thousand from the release of provisions for the major overhaul of large-scale plants (change in basis of valuation, see Note 2 a).

16 Expenses for materials and services

EUR 1,000	2000	1999
Expenses for materials	5,399,246.2	3,559,414.7
Expenses for services	224,486.3	186,034.6
Total	**5,623,732.5**	**3,745,449.3**

17 *Personnel expenses*

EUR 1,000	2000	1999
Wages	120,583.3	115,602.0
Salaries	213,157.6	196,392.0
Statutory social security contributions, and pay-related levies and compulsory contributions	71,643.4	72,354.1
Other social expenses	4,310.7	3,343.7
Total	**409,695.0**	**387,691.8**

The change in the basis of valuation associated with the new mortality tables (see Note 11) led to a reduction in the charge against income of EUR 1,342.6 thousand.

The total remuneration of 39 members of the Executive Board and chief executive officers of affiliated companies amounted to EUR 7,345.2 thousand (1999: EUR 9,285.9 thousand). Payments to former members of the Executive Board and chief executive officers of affiliated companies, and their surviving dependants amounted to EUR 4,758.0 thousand (1999: EUR 2,310.1 thousand). Members of supervisory boards and boards of directors received a total of EUR 349.8 thousand for their activities (1999: EUR 220.2 thousand).

Payments into the contributions-based severance payments plans operated by Agrolinz Melamin Italia s.r.l. are charged as expenses for the period.

Average number of employees: Employees of pro rata consolidated companies are included in proportion to the equity holding.

	2000		1999	
	Total	[whereof pro rata consolidated companies]	Total	[whereof pro rata consolidated companies]
Salaried staff	3,369	[101]	3,445	[91]
Non-salaried staff	2,549	[10]	2,691	[20]
Average payroll	**5,918**	**[111]**	**6,136**	**[111]**

18 *Expenses for severance payments and pensions*

In 2000 changes in the valuation of pensions (see Note 10 b) resulted in expenses of EUR 10,129.8 thousand. In relation to severance payments there was a credit of EUR 2,885.7 thousand (see Note 10 a).

EUR 1,000	2000	1999
Expenses for severance payments	14,425.3	28,062.0
Allocation to restructuring projects	65,463.7	–
Pension payments and pension fund contributions	100,527.8	87,794.9
Adjustments to pension provisions	(2,867.2)	(27,255.4)
Total	**177,549.6**	**88,601.5**

The impact of the change in the early retirement age on the other personnel provisions resulted in a one-time charge against income of EUR 43,912.7 thousand.

The breakdown of expenses for severance payments and pensions is as follows:

EUR 1,000	2000		1999	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	1,056.7	(135.5)	379.0	2,315.8
Senior executives	427.7	144.8	315.8	2,649.1
Other employees	12,940.9	163,115.0	27,367.3	55,574.6

19
Depreciation and amortization

EUR 1,000	2000	1999
Goodwill amortization	5,610.5	23,734.6
[whereof unscheduled]	[–]	[18,168.2]
Other scheduled depreciation	300,886.5	279,242.6
Other unscheduled depreciation	13,566.4	9,838.2
Total	**320,063.4**	**312,815.4**

During the year under review recalculation of investments on a discounted cash flow basis did not necessitate any unscheduled goodwill amortization (1999: EUR 18,168.2 thousand).

20
Other operating expenses

EUR 1,000	2000	1999
Taxes not shown under item 20	52,751.9	37,838.1
Maintenance and repairs	90,829.0	100,740.7
Outgoing freight and other transportation costs	75,050.8	69,825.6
Allocations to provisions and valuation allowances	4,739.2	8,950.7
Rental, leasehold and leasing expenses	47,920.4	46,856.3
Advertising and entertainment expenses	24,596.6	24,163.6
Cost of insurance, legal and consulting services	35,071.5	34,977.0
Foreign currency differences and foreign exchange losses	21,189.4	11,056.9
Other	193,142.4	175,258.9
Total	**545,291.2**	**509,667.8**

21
Income from investments

EUR 1,000	2000	1999
Income from investments – affiliated companies	753.8	1,469.7
Income from investments – others	4,144.3	2,342.6
Income from associated companies	11,838.5	46,166.3
Total	**16,736.6**	**49,978.6**

Income from associated companies includes EUR 10,431.0 thousand (1999: EUR 45,141.0 thousand) from Borealis A/S, which is consolidated at equity.

22
Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in affiliated companies were EUR 335.2 thousand (1999: EUR 483.2 thousand). In 2000 no investments were written down to the lower going concern value (1999: EUR 385.2 thousand). Depreciation on other financial assets amounted to EUR 887.4 thousand (1999: EUR 3,038.4 thousand). This item also includes expenses related to associated companies accounted for at equity in an amount of EUR 5,907.7 thousand (1999: EUR 3,034.3 thousand).

23
Interest and similar expenses

The interest component of pension provisions reported in the financial result amounted to EUR 38,333.0 thousand (1999: EUR 38,523.9 thousand).

24
Taxes on income

The **income tax burden** during the current period and the pretax earnings determining the effective tax rate is as follows:

EUR 1,000	2000	1999
Income from ordinary activities:		
Austria	213,504.4	199,848.8
Foreign	239,231.6	78,521.6
Total	**452,736.0**	**278,370.4**
Income taxes:		
Austria	100,127.3	5,513.4
Foreign	72,223.6	32,891.1
Deferred taxes	(42,177.1)	45,964.2
Total – Expense	**130,173.8**	**84,368.7**

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences shown, in the following table:

Taxes on income in %	**2000**	**1999**
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	3.3	4.3
Nondeductible expenses	1.1	3.3
Nontaxable income	(7.1)	(9.6)
Investment allowance	(1.8)	(2.5)
Writedown at parent company level	—	(0.1)
Lapsed tax-loss carry forwards	1.3	0.5
PRT and PRRT (see Note 2 h)	0.7	1.2
Change in valuation allowance for deferred taxes	(2.2)	1.2
Other	(0.5)	(2.0)
Effective income tax rate as per ACC	**28.8**	**30.3**

OMV Aktiengesellschaft has tax pooling arrangements with some of its subsidiaries. The integrated tax group comprises all the main subsidiaries in Austria, except for Agrolinz Melamin GmbH and Polyfelt GmbH. The integrated tax pooling enables OMV Aktiengesellschaft to offset its taxable income against any losses made by subsidiaries. Profits transferred from domestic subsidiaries are exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are also excluded from tax liability at the level of the Austrian parent company.

Supplementary information on the financial position

25

Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i. e. negligible short-term exchange and interest risks. The maximum maturity for such investments is three months.

EUR 1,000	**2000**	**1999**
Interest paid	79,036.8	90,759.8
Income taxes paid	154,741.2	37,976.6

Receivables from disposals of fixed assets which did not fall due until after balance sheet date reduced cash flow from investing activities by EUR 17,821.7 thousand. In 1999 receipts arising from disposals in previous periods resulted in an increase of EUR 1,360.8 thousand.

From a Group perspective, the transfer of pension obligations to an external pension fund was primarily a financial decision, and it is therefore reported under "Net cash provided by financing activities".

"Group clearing" comprises short-term financing of non-consolidated Group companies.

Supplementary information on the financial position

In the year under review no changes in the consolidated Group with an impact on cash flow took place.

The effects of such changes in 1999 were as follows:

EUR 1,000			1999
	Additions	Disposals	Total
Fixed assets [1]	131,761.2	–	131,761.2
Current assets	56,444.2	–	56,444.2
Liabilities	(46,920.5)	–	(46,920.5)
	141,284.9	–	141,284.9
Capital consolidation [2]	38,346.7	–	38,346.7
Effect on cash and cash equivalents:			
(acquisition value) proceeds of disposal	(179,586.6)	–	(179,586.6)
Cash and cash equivalents held by companies acquired or disposed of	37,547.3	–	37,547.3
Cash outflow	**(142,039.3)**	–	**(142,039.3)**

[1] book value less goodwill plus currency differences
[2] goodwill of EUR 38,346.7 thousand

26 *Contingent liabilities*

The following contingent liabilities existed at year end:

EUR 1,000	2000	1999
Sureties	943.8	1,151.6
[whereof to affiliated companies]	[197.2]	[197.2]
Guarantees	8,105.9	3,974.0
Notes payable	175.1	241.4
Other	2,830.0	7,604.9
Total	**12,054.8**	**12,971.9**
[whereof to affiliated companies]	[197.2]	[197.2]

27 *Other commitments and contingencies*

In connection with the transfer of pension entitlements to APK-Pensionskasse AG, OMV Aktiengesellschaft has undertaken to rectify any shortage of capital coverage by making additional contributions of varying amounts, depending on the groups of persons concerned. At balance sheet date there was no obligation to make such contributions.

OMV forms provisions for litigation which is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities or properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental regulation. Management believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the next three years. Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks and, in the case of PCD, other liabilities. The total amount of these contingent liabilities is limited to EUR 101.74 million.

As at balance sheet date no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD Group, call and put options have been taken out on real estate in Schwechat and Burghausen.

There are letters of indemnity amounting to EUR 566.85 million (1999: EUR 225.29 million) arising from OMV's oil trading activities.

Supplementary information on the financial position

The Company's gas business buys natural gas from Germany, Norway and Russia. The Company is committed by long-term contracts to uptake a total of approx imately. 75 billion cbm of natural gas. Some of these contracts expire in 2008, some in 2012 and some in 2022. The prices are based on certain formulas and are periodically adjusted to movements in petroleum product and gas prices. Imported gas is mainly resold to the Austrian regional gas distribution companies under long-term agreements of the same durations.

28

Leasing and rental agreements/ leasing agreements

OMV makes use of both operating and capital leases. Operating leases are used mainly to finance the use of filling station sites, IT equipment and the vehicle fleet. In 2000 the expense incurred under operating leases was EUR 44,222.5 thousand (1999: EUR 31,251.4 thousand).

In addition, the tangible assets include the following capitalized amounts for capital leases on plant and equipment in respect of OMV (U.K.) for gas pipelines, of OMV Australia for part of its vehicle fleet and of OMV Slovakia for a filling station:

EUR 1,000	2000	1999
Acquisition cost	46,295.6	41,664.4
Cumulative depreciation	26,847.6	23,259.0
Book value	19,448.0	18,405.4

As of December 31, 2000, commitments under operating and capital leases were as follows:

EUR 1,000		2000
	Operating leases	Capital leases
2001	43,344.3	210.4
2002	24,686.0	304.1
2003	20,686.8	217.1
2004	19,501.6	208.5
2005	18,623.2	199.9
2006 and subsequent years	150,784.5	967.2
Total commitment	**277,626.4**	**2,107.2**
less incidental costs and interest		464.2
Total net capital lease payments		**1,643.0**
less current capital lease commitments		123.3
Long-term capital lease commitments		**1,519.7**

29

Derivative instruments

Derivative instruments are only used to manage risk resulting from changes in interest rates, currency exchange rates and commodity prices.

Commodity price risk management

In addition to crude oil swaps and collars, OMV is increasingly using put options to hedge the earnings of the E & P segment. The Company's crude oil deliveries are mainly hedged by over-the-counter (OTC) contracts with expirations of up to 12 months. These are generally based on Brent crude. The premium paid for put options is capitalized, and recognized as expense over the maturity of the options. If an option is exercised, the results are not recognized until expiration. The results of swaps and collars are accounted for as adjustments to sales for the same period as that in which the underlying transaction occurs.

In the R & M segment limited use is made of derivative instruments both to stabilize earnings and to minimize exposure to price risk relating to inventories. Put options are increasingly being used to hedge

the refining margin – the difference between crude and bulk product prices. The premium paid for put options is capitalized, and recognized as expense over the maturity of the options. If an option is exercised, the results are not recognized until the original maturity date. Gains and losses on swaps and collars are recorded as cost of materials for the period in question.

Both exchange traded oil futures and OTC contracts for difference are used to hedge market price risk exposure in the Group's Supply & Trading operation. Gains and losses from derivative transactions are recognized in the periods during which the underlying transactions take place. Gains and losses on hedging transactions are written to the accounts of the Refining and Marketing segment.

Swaps and collars do not involve an initial investment when the contracts are entered into. Settlement normally takes place at the end of the quarter. The premiums on put options are payable when the contract is purchased. If the option is exercised, payment of the difference between the strike price and the average market price over the period in question does not take place until expiration.

Open positions at notional values of the contracts as of December 31 were as follows:

EUR 1,000	2000	1999
Commodity futures	15,417.1	5,063.6
Commodity put options	637,172.4	37,528.9
Commodity collars	65,145.1	78,806.1
Commodity swaps	25,516.5	63,723.1

Foreign exchange risk management

Short dated forward exchange transactions are used to hedge against the dollar risk attaching to crude oil trading and buying. The maturities are generally less than 90 days. Depending on the nature of the underlying transactions, the results of such operations are reported either as other operating income/expenses or as interest income/expenses.

In the R & M segment long-term EUR/USD risk is not hedged, as the main petroleum products refined are quoted in USD, and movements in the dollar exchange rate are thus reflected in the euro prices of these products.

In some cases shareholder loans denominated in euro are extended to E & P subsidiaries. Forward exchange transactions are employed to hedge the EUR/USD risk. Forward exchange contracts attributable to specific current transactions are treated as part of the underlying transaction. The results of the transaction are reported as income or expenditure in the same period as the underlying transaction.

The nominal values of open positions as of December 31 were as follows:

EUR 1,000	2000	1999
Forward exchange contracts	26,750.8	89,529.2
Long dated forward exchange contracts	–	31,150.7

Interest rate management

Variable rate is sometimes converted into fixed rate debt by means of interest rate swaps. The spread between the swap and the loan is accounted for as an adjustment of interest expense. As of December 31, 2000 and 1999 there were no open contracts.

Credit risk management

Counterparty credit risk is assessed and monitored on a uniform Group-wide basis. Contracts involving financial instruments are only entered into with counterparties with prime credit ratings. In the interests of risk diversification, financial agreements are always concluded with more than one bank.

Supplementary information on the financial position

30 *Fair value of financial items*

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.

The book values of the balance sheet items "Accounts receivable and other assets" and "Cash in hand, checks and cash at bank" are reasonable estimates of their fair values, as the assets in question generally have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows, applying the interest rates for similar liabilities with like maturities prevailing at balance sheet date.

Because of their generally short maturities, the book value of the liabilities carried under "Other liabilities" is effectively the same as fair value.

The fair value attributed to derivative financial instruments reflects the amounts that OMV would pay or receive if the positions were closed at balance sheet date, and thus the current unrealized gains and losses on open positions. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date.

Due to the fact that the "Other" contingent liabilities relate to transactions closely tailored to individual requirements, estimation of their fair value is not feasible.

EUR 1,000		2000		1999
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item				
Securities held as fixed assets	**207,939.6**	**–**	**215,628.6**	–
Fair value estimation feasible	180,951.0	184,775.3	174,263.5	185,940.2
Not feasible	26,988.6	–	41,365.1	–
Accounts receivable and other assets	**1,111,634.5**	**–**	**880,033.4**	–
Book value (excluding put options) approximates to fair value	1,100,760.1	1,100,760.1	880,033.4	880,033.4
Put options	10,874.4	24,089.6	–	457.8
Securities and investments	**49,300.4**	**–**	**75,999.0**	–
Fair value estimation feasible	28,715.9	28,715.9	52,455.9	52,455.9
Not feasible	20,584.5	–	23,543.1	–
Cash in hand, checks, and cash at bank	**121,963.5**	**–**	**152,076.8**	–
Other provisions – Forward exchange contracts	**5,373.5**	**5,373.5**	**5,045.1**	**5,045.1**
Financial liabilities	**1,209,651.2**	–	**1,147,688.6**	–
Fixed rates	509,900.3	508,501.3	532,381.6	525,916.3
Variable rates	699,750.9	699,750.9	615,307.0	615,307.0
Other liabilities	**1,202,592.5**	**1,202,592.5**	**663,220.7**	**663,220.7**
Off-balance sheet				
Commodity risk management:				
Futures	–	16.8	–	0.0
Collars	–	973.2	–	(2,587.4)
Swaps	–	(875.7)	–	(20,238.1)

Supplementary information on the financial position

31

Stock option plan

At the Annual Stockholders' Meeting of May 9, 2000 OMV Aktiengesellschaft received approval for the introduction of a stock option plan. Under this long-term value related scheme, options to acquire OMV stock are to be granted to the Executive Board and senior executives of OMV Aktiengesellschaft, as well as to the chief executive officers of certain Group companies, subject to the attainment of certain targets in the corporate business plan.

Eligibility for participation in the stock option plan and for the right to exercise options is subject to the following conditions:

- As of July 1, 2000, evidence must have been furnished that members of the Executive Board have invested at least EUR 43.6 thousand, and other senior executives at least EUR 14.5 thousand of their own funds in the Company.

- The number of shares to which participants receive ten options per share is calculated by reference to the number of shares held in the Company multiplied by the average price of the stock in May 2000 (EUR 91.43).

- The option period is five years, starting on July 1, 2000. There is a two-year holding period ending on July 30, 2002. In the event of the disposal of participants' own equity interests the option rights are forfeited.

- Exercise of the options is conditional on:
  a) an increase of 15% in the share price during the exercise period, as compared with the average price in May 2000;
  b) an increase of 15% in ROACE from its level in financial 1999; in the event that ROACE fails to attain its 1999 level during the blocking period, the average amount by which the target has been undershot will be added to the target level.

- Exercise: The options may be exercised from July 1, 2002 until June 30, 2005. Participants may exercise their options 20 trading days after the publication of a quarterly report (exercise window). The exercise price is the average price in May 2000. Evidence of the participant's own investment in the Company must be furnished when exercising an option. The options may be exercised by acquiring the optioned shares, by requesting payment of the difference between the current share price and the exercise price in cash, or by requesting payment in the form of shares.

As of July 1, 2000, own investment by participants resulted in entitlement to a total of 54,060 stock options, of which 19,080 were accounted for by the Executive Board and 34,980 by other senior executives. Valuation of the options is according to the intrinsic value of the option rights. Due to the share price ruling at balance sheet date, the option rights had no intrinsic value as of December 31, 2000.

At the time of the introduction of the stock option plan the fair value of the option rights was EUR 1,452.4 thousand according to the Black-Scholes model, on the assumption of fulfillment of the conditions during the exercise period and of exercise of the options. The following factors have been used for the calculation: market price of underlying stock at 75.08 EUR, risk free rate 5%, expected life options of five years, expected average dividend yield 4%, and volatility of stock price 28%.

Segment reporting

32
Business operations and key markets

The OMV Group is divided into four operating segments: Exploration and Production (E & P), Gas, Refining and Marketing (R & M), and Chemicals and Plastics (C & P). Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co & O) segment. Group segment reporting is in accordance with the principles of SFAS 131.

Fundamental decisions regarding operating activities are made by the Executive Board of OMV. Each operating segment is independently managed because each represents a strategic unit offering different products and serving different markets.

The **E & P** activities are mainly concentrated in Austria, Australia/New Zealand, Libya, Pakistan, Sudan, and the UK.

OMV is the sole operator of natural gas pipelines in Austria. The **Gas** segment has a strong position in gas transmission via Austria, in gas imports to it, and in gas storage.

R & M's main markets are Austria, and Central and Eastern Europe. OMV is the leading filling station operator and commercial wholesaler in Austria.

The **C & P** segment is a leading melamine and fertilizer producer. The segment's 25% stake in Borealis A/S gives it a strong foothold in the polyolefin business. The Polyfelt Group, which produces plastics (geotextiles), has been added to Chemicals to form the Chemicals and Plastics Segment.

OMV's business is subject to the differing economic, regulatory and political conditions prevailing in the countries where it operates.

The key measure of the operating performance is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Inter-group sales and cost allocations of the parent company are recognized in accordance with internal OMV policies. Management believes that the transfer prices of goods and services exchanged between segments correspond to market prices. The income effects of business transactions not attributable to operating segments are recognized in the results of the Co & O segment.

Segment reporting

33 *Industry segment information*

EUR 1,000							Industry segment
		E & P	Gas	R & M	C & P	Co & O	Total
Sales of segment [1]	2000	954.03	1,242.55	5,625.29	426.89	10.05	8,258.81
	1999	554.35	867.39	3,861.21	367.45	23.76	5,674.16
less: intra-group sales	2000	(698.60)	(50.14)	(51.72)	(1.40)	(2.48)	(804.34)
	1999	(399.55)	(30.38)	(53.04)	(1.64)	(10.40)	(495.01)
Net sales to customers	2000	255.43	1,192.41	5,573.57	425.49	7.57	7,454.47
	1999	154.80	837.01	3,808.17	365.81	13.36	5,179.15
EBIT [2]	2000	319.54	104.97	79.21	35.47	(48.70)	490.49
	1999	105.21	106.10	84.04	23.59	(34.20)	284.74
Identifiable assets	2000	906.69	846.72	2,487.95	862.00	730.46	5.833.82
	1999	953.27	705.80	2,329.54	850.42	438.61	5,277.64
Capital expenditure [3]	2000	85.99	90.69	276.73	35.81	180.03	669.25
	1999	171.62	58.41	357.98	57.95	10.22	656.18
Depreciation	2000	103.14	60.89	122.44	26.06	7.53	320.06
	1999	78.93	63.51	137.27	24.29	8.81	312.81

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] not identical to additions to fixed assets; the differences result mainly from additions to securities and changes in the consolidated Group

Income from associated companies (see Note 21) is accounted for by C & P at EUR 10,431.0 thousand (1999: EUR 45,141.0 thousand), R & M at EUR 984.1 thousand (1999: EUR 739.2 thousand), and Gas at EUR 423.3 thousand, due to a change in segment structure (1999 shown in Corporate: EUR 286.1 thousand).

34 *Geographical segment information*

EUR million								Geographical segment
		Austria	Germany	Other EU	Central & Eastern Europe [3]	Rest of Europe	Rest of the world	Total
Sales	2000	4,117.11	971.18	724.61	1,195.80	263.65	182.12	7,454.47
by destination [1]	1999	2,511.70	785.05	386.92	1,138.73	38.10	318.66	5,179.16
Exports	2000	—	105.40	174.92	453.90	27.32	17.49	779.03
from Austria	1999	—	69.54	178.62	382.31	16.29	19.66	666.42
EBIT [2]	2000	224.43	58.41	70.29	5.68	5.06	126.62	490.49
	1999	155.10	56.90	15.29	7.63	12.31	37.51	284.74
Intangible assets	2000	1,734.44	309.98	313.28	334.74	0.35	369.09	3,061.88
and tangible assets	1999	1,662.23	274.02	306.26	283.59	0.12	382.05	2,908.27

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] excluding Germany

Auditors' opinion

Vienna, March 1, 2001

The Executive Board

Richard Schenz
Chairman

Wolfgang Ruttenstorfer
Deputy Chairman

Tassilo Peyrer-Heimstätt

Gerhard Roiss

Comment on EUR translation

The auditors' opinion set out below refers to the Company's accounting records and consolidated financial statements prepared in Austrian Schillings. The translation into euro is based on an exchange rate of ATS 13.7603 and has not been audited.

Auditors' opinion

We hereby grant the Group financial statements of OMV Aktiengesellschaft, Vienna for the year ended December 31, 2000, as shown on pages 30 to 71, the following unqualified audit opinion:

After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles. The Directors' Report corresponds with the financial statements.

Vienna, March 1, 2001

Arthur Andersen & Co. Treuhand GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Michael Schober

Manfred Geritzer

Certified public accountants

List of direct and indirect investments of OMV Aktiengesellschaft representing an interest of at least 20%

Domestic	Parent company	Equity interest in %	2000 Type of consolidation [1]
Exploration and Production			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	0I
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OPEX	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna (OPEX)	OMV	100.00	FC
OMV Proterra GmbH, Wien (OPROT)	OMV	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM) Exploration GmbH, Vienna	OPEX	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl an der Zaya	OMV	100.00	FC
Gas			
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OMV	51.00	0I
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	25.00	ACE
ENSERV Energieservice GmbH, Linz	OOEFG	37.00	0I
ENSERV Energieservice GmbH & Co KG, Linz	OOEFG	37.00	0I
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
Gas Hub Baumgarten GmbH, Vienna	OMV	100.00	NCS
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OMV	50.00	ACPR
Oberösterreichische Ferngas AG, Linz (OOEFG)	FBET	50.00	ACPR
OMV Cogeneration GmbH, Vienna (COG)	OMV	100.00	FC
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OMV	100.00	FC
Trans-Austria-Gasleitung Gesellschaft m.b.H., Vienna	OMV	51.00	NCS
Refining and Marketing			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	0I
Colpack-Kolkoks-Wihoko Brennstoffhandel GmbH, Vienna	OMV	50.00	0I
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	0I
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	OMV	79.67	NCS
Chemicals and Plastics			
Agrolinz Melamin GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H., Linz	AMG	47.50	0I
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate and Other			
OMV Clearing und Treasury GmbH, Vienna	SNO	100.00	FC
OMV Service Netzwerk GmbH, Vienna (SNO)	OMV	100.00	FC

[1] Type of consolidation:

FC Full consolidation
ACPR Associated companies subject to pro rata consolidation
ACE Associated companies consolidated under the equity method
ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)
NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group no consolidation (section 249 paragraph 2 of the ACC)
0I Other investments at acquisition cost – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group no equity consolidation (section 263 paragraph 2 of the ACC)

The companies not fully consolidated mainly operate at a low level or are marketing companies, whereby the aggregate sales of these companies are below 2% of Group sales.

List of investments

Non-domestic			2000
	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV Petroleum Pty Ltd., Perth	OAUST	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Gas			
ADRIA LNG STUDY COMPANY LIMITED, Valetta	OMV	20.40	OI
Refining and Marketing			
Abu Dhabi Petroleum Investments L.L.C., Abu Dhabi	OMV	25.00	OI
CRODUX proizvodno, trgovacko i usluzno d.o.o.. Zagreb	ISTRA	100.00	ACE
DUNATAR Köolajtermék Jároló és Kereskedelmi Kft., Budapest	OHUN	48.28	OI
International Consortium Bulgaria AD, Sofia	OMV	20.06	OI
Istrabenz holdinska druzba, d.d., Koper	OMV	25.00	OI
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	OMV	100.00	FC
OMV Cerpací stanice a.s., Prague	OTCH	100.00	FC
OMV Ceská republika, s.r.o., Prague (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen	OMV	100.00	FC
OMV Fuels v.o.s., Bratislava	OSLO	30.00	
	SLOTS	70.00	NCS
OMV Hungária Asványolaj Kft.. Budapest (OHUN)	OMV	85.00	
	OTCH	15.00	FC
OMV ISTRABENZ d.o.o., Umag (ISTRA)	OSLOM	99.998	
	ISTRAB	0.002	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati. d.o.o. Koper (ISTRAB)	OSLOM	90.00	ACE
OMV Italia S.r.l., Bolzano	OSLOM	99.50	ACE
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Slovensko Cerpacie stanice, spol. s.r.o. i.L., Bratislava (SLOTS)	OSLO	100.00	NCS
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Szolgàltatàsok Kft., Budapest	OHUN	100.00	NCS
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
Routex B.V., Amsterdam	OMV	26.67	SO
SC OMV Romania Mineraloel s.r.l., Bucharest	OMV	100.00	FC
SLOMIN, holdinska druzba, d.d., Koper (OSLOM)	OMV	50.00	
	ISTRA	50.00	ACE
Chemicals and Plastics			
Agrokémia Békéscsaba Kft., Békéscsaba	ALMAG	100.00	NCS
Agrokémia Dombóvár Kft., Dombóvár	ALMAG	100.00	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	82.20	NCS
Agrokémia Kft., Beled	ALMAG	76.70	NCS
Agrolinz Ceské Budějovice s.r.o., Ceské Budějovice	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Magyarorszag Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamin Deutschland GmbH, Wittenberg	AMG	75.00	NCS
Agrolinz Melamin Italia S.r.l., Castellanza	AMG	100.00	FC
Agrolinz Slovakia s.r.o., Chotin	AMG	100.00	NCS
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Borealis A/S, Lyngby	IOB	50.00	ACE
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
IOB Holdings A/S, Copenhagen (IOB)	OMV	50.00	ACE
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd., Sao Paolo	PFG	94.24	
	PFE	5.76	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics Schweiz AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam	PFG	80.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFG	49.00	SO
Polyfelt Geosynthetics UK Ltd., Telford	PFG	100.00	NCS
Polyfelt – L&M Manufacturing Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100.00	FC
Corporate and Other			
Amical Insurance Limited, Douglas	OMV	100.00	FC

ARTHUR ANDERSEN

The auditors' opinion set out below refers to the Company's accounting records and consolidated financial statements prepared in Austrian Schillings. The translation into euro is based on an exchange rate of ATS 13.7603 and has not been audited.

To the Stockholders and the Board of Directors of OMV Aktiengesellschaft

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 2000 and 1999 and stockholders' equity as of December 31, 2000 and 1999, set out on page 73 of the Group's Annual Report. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria and as reported in the audited consolidated accounts of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States and the accounting policies set out in Notes 35 to 45.

We have also audited the supplementary US GAAP disclosures presented in Notes 46 to 53 which provide certain, but not necessarily all, of the information, additional to that disclosed in the audited consolidated accounts, that would be required were OMV subject to US Securities and Exchange Commission (SEC) financial reporting requirements. These supplementary US GAAP disclosures should be read in conjunction with OMV's audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Austria.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements and the related reconciliations on page 73 and supplementary US GAAP disclosures set out in Notes 35 to 53. In particular, the directors should select suitable accounting policies and apply them consistently and make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the related reconciliations set out on page 73 and supplementary US GAAP disclosures set out in Notes 35 to 53 and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on page 73 and in Notes 35 to 53. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the reconciliation statements of consolidated net income for the years ended December 31, 2000 and 1999 and stockholders' equity as of December 31, 2000 and 1999, set out on page 73 and in Notes 35 to 53 of the Group's Annual Report, present fairly in all material respects the reconciliations of consolidated net income for the year and stockholders' equity, as shown in the audited consolidated financial statements and determined in accordance with accounting principles generally accepted in Austria, to net income for the year and stockholders' equity as determined in accordance with accounting principles generally accepted in the United States.

Further, in our opinion, the supplementary disclosures set out in Notes 46 to 53 in respect of the years ended December 31, 2000 and 1999, present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 40 to 71 and determined in accordance with accounting principles generally accepted in Austria, consistently with the related financial reporting requirements applied to foreign registrants by the SEC in the United States.

Vienna, March 1, 2001

Arthur Andersen

Reconciliation of net income and stockholders' equity

Net income

EUR 1,000	2000	1999	Note
Net income according to ACC	322,562.2	194,001.7	
Income attributable to minority interests	(1,447.6)	(2,079.4)	
Net income after minority interests	**321,114.6**	**191,922.3**	
Depreciation of fixed assets (other than E & P assets)	(40,333.5)	(32,214.0)	35
Depreciation of fixed assets in E & P	2,673.6	(12,768.4)	36
Sale and leaseback transactions	2,143.3	2,143.8	37
Treasury stock	703.7	–	
Purchases of associates	1,015.5	970.5	38
Severance payments, pensions and jubilee payments	2,974.1	57,157.8	39
Restructuring costs	74,944.7	–	40
Other provisions	(2,122.9)	1,546.6	41
Foreign currency translation and transactions	1,839.5	(1,151.4)	42
Securities	765.5	3,041.9	43
Derivative instruments	16,634.7	(23,114.0)	44
Changes in accounting principles: plant upgrades	(11,894.0)	13,910.4	51
Deferred taxes	(11,524.3)	(7,065.6)	45
Net income according to US GAAP	**358,934.5**	**194,379.9**	
Calculation of other comprehensive income (net of tax):			46
Foreign currency translation adjustments	(3,620.1)	25,198.4	
Minimum pension obligation adjustment	(11,367.1)	(1,882.4)	
Unrealized gains/losses on securities	(8,734.8)	1,552.7	43
less reclassification adjustments	(757.3)	(5,006.5)	
Other comprehensive income	**(24,479.3)**	**19,862.6**	
Comprehensive income	**334,455.2**	**214,242.1**	
Basic and diluted earnings per share according to US GAAP [1]	13.3	7.2	

[1] Options to purchase 54,060 shares of common stock at EUR 91.43 per share have been outstanding since May 2000 but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Stockholders' equity

EUR 1,000	2000	1999	Note
Stockholders' equity according to ACC	1,967,724.0	1,714,663.4	
Minority interests	(23,076.7)	(23,199.2)	
Stockholders' equity after minority interests	**1,944,647.3**	**1,691,464.2**	
Depreciation of fixed assets (other than E & P assets)	195,697.4	236,031.2	
Fixed assets in E & P: Scheduled depreciation	86,078.2	81,575.8	35
Impairment	(129,608.0)	(120,047.8)	36
Gross up	84,551.0	76,643.4	
Treasury stock	(5,775.0)	–	
Sale and leaseback transactions	(3,216.5)	(5,359.8)	37
Purchase of associates	(13,838.1)	(14,908.5)	38
Severance payments, pensions and jubilee payments	(60,153.9)	(45,904.9)	39
Restructuring costs	74,944.7	–	40
Other provisions	53,901.0	56,049.1	41
Foreign currency translation and transactions	2,587.6	773.4	42
Securities	(1,939.8)	11,676.5	43
Derivative instruments	0	(16,162.2)	44
Changes in accounting principles: plant upgrades	2,016.5	13,910.4	51
Deferred taxes	(113,022.7)	(112,047.9)	45
Stockholders' equity according to US GAAP	**2,116,869.8**	**1,853,693.0**	

Notes to the reconciliation

35
Depreciation of fixed assets (other than E&P assets)

In the past the depreciation lives of certain processing units, which had been set up according to a conservative approach, were prolonged on the basis of expert technical opinions. This extension of service lives has been accounted for prospectively under ACC, i. e. the net book value of the assets concerned is depreciated over the new estimated remaining life. By contrast, under US GAAP the change in service lives has been accounted for retrospectively.

36
Fixed assets in E&P

The accounting treatment under ACC is disclosed in Note 2 a). Except as noted below, the approach taken is consistent with US GAAP.

Under US GAAP all capitalized exploration and development costs, and support equipment are depreciated on a unit-of-production basis, based upon proved reserves. At year end an impairment test is performed on a field-by-field basis, by comparing undiscounted net cash flow before taxes (based on management's estimate of future costs and prices) with the net book value of oil and gas assets. Where this indicates a decrease in value, the writedown is calculated as the difference between discounted future net revenues before taxes and the net book value of oil and gas assets.

US GAAP requires a deferred tax liability to be recognized as the difference between the fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in an increase in the purchase price attributed to oil and gas properties. ACC does not require a similar procedure.

37
Sale and lease-back transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed and subsequent lease payments were charged to the income statement as incurred. Under US GAAP these agreements have been treated as financing transactions and therefore gains on disposals have been eliminated from the proceeds. In 1998 the repurchase option for the last outstanding agreement was exercised. At balance sheet date no sale and leaseback agreement was open, although there was an adjustment amount arising from the repurchase. This will be depreciated over three years, this being the expiry date of the original lease.

38
Purchase of associates/ disposal of affiliates

Under ACC acquisitions of companies or interests therein are recognized at the time of the transfer of control, whereas under US GAAP recognition is at the effective date of closure of the transaction. When OMV acquired an interest in Borealis A/S the gap between the date of the acquisition and initial consolidation resulted in differences in goodwill as accounted for on an ACC and US GAAP basis. The difference is being amortized over the service life of the asset which is 15 years.

39
Severance payments, pensions and jubilee payments

The Group provides for pension obligations, severance and jubilee payments according to actuarial principles, using the standard entry age method. US GAAP requires use of the projected unit credit method. Under ACC the interest element of the pension charge is carried under interest expenses whereas under US GAAP it is reported under operating expenses.

40
Restructuring costs

Under ACC the group records provisions for voluntary modifications to employees' remuneration arrangements, and voluntary and involuntary termination of employees when it is probable that a loss will be incurred and the amount can be reasonably estimated.

Under US GAAP a provision for voluntary modifications to employees' remuneration arrangements is recorded when the employees affected accept the company's offer. Provisions for involuntary terminations are

recorded when a detailed plan, which has been approved by management, is communicated to the employees prior to the balance sheet date. As a result the restructuring accrual has not been recognized under US GAAP.

41
Other provisions

Under ACC, the cost of future decommissioning and restoration of wells and related above-ground equipment is accrued on a straight-line basis and reported as a separate liability item. The accrual period corresponds to the depreciation period for the asset in question. Under US GAAP future restoration costs are accrued on a unit-of-production basis.

OMV also has an obligation to maintain a strategic crude oil and petroleum products reserve in Austria. The size of this reserve is based on the volumes of crude oil and petroleum products imported in the past. Under ACC, OMV provides for the resultant storage costs as of balance sheet date. Under US GAAP these storage costs do not qualify as a loss contingency and therefore are not recorded as liabilities at the balance sheet date.

42
Foreign currency translation and transactions

Under ACC, individual capitalized monetary items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate and the period end closing rate, in the case of liabilities, or the lower of the two in the case of assets. As a result unrealized exchange gains are not recognized. Under US GAAP monetary assets and liabilities are recorded at period end rates. Any resulting unrealized gain or loss is recognized in the income statement.

43
Securities

In the ACC consolidated financial statements, debt and equity securities are accounted for at the lower of cost or market. The investment in MOL (9.3%) is recorded at cost. Under US GAAP these securities qualify as "available for sale" and are accounted for at fair value. Temporary decreases and increases in fair value are recorded in other comprehensive income, net of tax. Other than temporary impairments in fair value are recognized in the income statement.

44
Derivative instruments

Under ACC, provision is made for unrealized losses on derivative transactions not qualifying for hedge accounting. Unrealized gains are not recognized.

Under US GAAP derivative instruments that do not qualify for hedge accounting are all marked to market. Any resulting gain or loss is recognized in the income statement. The criteria for hedge accounting under US GAAP are stricter than those under ACC. The new rules for hedge accounting in SFAS 133 were not applied (see Note 52).

In contrast to ACC, under US GAAP derivative commodity transactions used to hedge future selling prices were recognized at fair value at the end of 1999, and a loss of EUR 16,634.7 thousand was posted. This was because at the time that the contracts were taken out the conditions for hedge accounting were not fulfilled. The US GAAP result for 2000 was not subject to a deduction of this kind.

45
Deferred taxes

The reconciliation of net income and stockholders' equity in respect of deferred taxes relates only to the tax effect of the other US GAAP adjustments.

The deferred taxes relating to the corresponding balance sheet items (see Notes 8 and 47) are shown both for ACC and for US GAAP without netting off deferred tax assets and liabilities. In the balance sheet deferred tax assets and liabilities are netted off, in accordance with ACC. Under US GAAP netting is only permissible in respect of taxable items within the same tax jurisdiction and where the timing corresponds.

Supplementary US GAAP disclosures

46
Other comprehensive income

The following table sets out the disclosures required under US GAAP not included in the net income reconciliation:

EUR 1,000			2000			1999
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	(3,620.1)	0.0	(3,620.1)	25,198.4	0.0	25,198.4
Minimum pension liability adjustment	(17,222.9)	5,855.8	(11,367.1)	(2,852.0)	969.6	(1,882.4)
Unrealized gains (losses) on securities	(13,234.6)	4,499.8	(8,734.8)	2,352.6	(799.9)	1,552.7
less reclassification adjustments	(1,147.4)	390.1	(757.3)	(7,585.6)	2,579.2	(5,006.4)
Other comprehensive income	**(35,225.0)**	**10,745.7**	**(24,479.3)**	**17,113.4**	**2,748.9**	**19,862.3**

The breakdown of accumulated other comprehensive income is as follows:

EUR 1,000	Dec. 31, 2000	Changes in 2000	Dec. 31, 1999	Changes in 1999	Jan. 1, 1999
Foreign currency translation adjustments	4,974.0	(3,620.1)	8,594.1	25,198.4	(16,604.3)
Minimum pension liability adjustment	(11,367.1)	(11,367.1)	0.0	(1,882.4)	1,882.4
Unrealized gains on securities	(3,930.7)	(9,492.1)	5,561.4	(3,453.7)	9,015.1
Accumulated other comprehensive income	**(10,323.8)**	**(24,479.3)**	**14,155.5**	**19,862.3**	**(5,706.8)**

47
Severance payments, pensions and jubilee payments

Severance payments
Employees of Austrian companies are entitled to receive severance payments upon termination of their employment or reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Although these obligations are partly funded for tax reasons, the related debt securities and fund shares do not qualify as plan assets under US GAAP.

Agrolinz Melamin Italia S.r.l. operates defined contribution plans for severance payments. The payments are due upon termination of employment.

Pensions
There are defined benefit plans for 26% of the workforce and defined contribution plans for 54%.

The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased debt securities to meet part of the obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. These pension plans are non-contributory.

In the case of the defined contribution plans the reported expense corresponds to the contributions payable for the period.

Jubilee payments
In certain industries employees in Austria and Germany are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

In order to present the overall obligation in greater detail, the financial statements for the year under review for the first time show plan assets attributable to the obligations transferred to the pension fund.

Supplementary US GAAP disclosures

The following table shows the **status of the defined benefit plans:**

EUR 1,000	2000	1999
Benefit obligation as of January 1	1,270,030.7	1,289,601.8
Translation differences	67.3	0.0
Service costs	10,317.9	8,174.2
Interest cost	57,628.5	68,452.7
Cost of special termination benefits	104,589.7	7,453.3
Benefits paid	(148,626.6)	(90,350.1)
Actuarial gain (loss) for the period	(22,279.4)	(13,301.1)
Projected benefit obligation at year end	**1,271,728.1**	**1,270,030.8**
Plan assets:		
Fair value of plan assets as of January 1	214,946.9	167,419.5
Actual return on plan assets	9,154.0	12,556.5
Benefit paid	(8,457.9)	(6,698.5)
Employer's contributions	108,034.5	41,669.4
Plan assets at year end	**323,677.5**	**214,946.9**
Status of financing	948,050.6	1,055,083.9
Unrecognized gain from plan amendments	16,355.5	32,711.0
Unrecognized transition obligation	(24,735.4)	(49,470.9)
Unrealized actuarial gain (loss) on PBO [1]	60,452.3	49,756.5
Unrealized actuarial gain (loss) on plan assets	(3,742.8)	0.0
Provision according to US GAAP before AML [2]	**996,380.2**	**1,088,080.5**
Intangible assets	18,788.9	–
Adjustment of minimum pension liability	17,223.0	–
Provision according to US GAAP after AML [2]	**1,032,392.1**	**1,088,080.5**

[1] projected benefit obligation
[2] additional minimum liability

The status of the **projected obligation at balance sheet date** was as follows:

EUR 1,000	2000	1999
Accumulated obligation	**1,196,444.1**	**1,192,562.1**
Future salary increases	75,284.0	77,468.7
Projected obligation	**1,271,728.1**	**1,270,030.8**

The projected obligation includes termination expenses of EUR 177,904.9 thousand.

The projected benefit obligation was calculated on the basis of a discount rate of 6% (1999: 5%) and a long-term rate of increase in remuneration of 3.85% (1999: 3.85%) is assumed.

The unrecognized transitional obligation determined as of January 1, 1987 is being amortized on a straight-line basis over a 15-year period. The unrealized gain, which relates to amendments to the retirement pension plan at OMV Aktiengesellschaft in 1992 and 1993, is recognized on a straight-line basis over the average remaining years of service of those employees active at the date of amendment.

Supplementary US GAAP disclosures

Periodic pension cost under US GAAP (including the periodic cost of severance and jubilee payments):

EUR 1,000	2000	1999
Service cost	10,317.9	8,174.2
Interest cost	57,628.5	68,452.7
Expected return on plan assets	(9,154.0)	(12,556.5)
Amortization of unrecognized		
gains from plan amendments	(16,355.5)	(16,355.5)
transition obligations	24,735.4	24,735.4
actuarial gains (losses)	(15,326.4)	(308.8)
Cost of special termination benefits	104,589.7	7,453.3
Net pension cost	**156,435.7**	**79,594.8**
Defined contribution plans	16,635.9	22,288.3
Total net periodic pension cost	**173,071.6**	**101,883.1**

The "Cost of special termination benefits" item chiefly relates to the voluntary personnel reduction plans operated by OMV Aktiengesellschaft and Agrolinz Melamin GmbH.

The average remaining service of active employees with entitlements to defined benefits under the retirement pension plans of OMV Aktiengesellschaft (41% of the Group's total projected benefit obligation) was nine years at balance sheet date. For all other plans the average remaining service period was estimated at 15 years as of December 31, 2000.

48

Taxes on income

Deferred tax assets after reconciliation with US GAAP comprise:

EUR 1,000	2000	1999
Intangible fixed assets	14.2	174.1
Tangible fixed assets	9,501.2	15,723.4
Financial assets	29,732.1	29,734.8
Deferred PRT asset	18,001.1	14,929.3
Inventories	64,989.2	24,716.3
Accounts receivable and other assets	1,810.4	2,184.1
Provisions for pensions and severance payments	55,969.3	96,790.0
Other provisions	65,669.0	37,711.0
Liabilities	1,068.7	548.2
Other deferred taxes	6,320.3	8,341.4
Tax loss carry forward	94,119.8	113,050.0
Total (before valuation allowance)	**347,195.3**	**343,902.6**

Deferred tax liabilities after reconciliation with US GAAP comprise:

EUR 1,000	2000	1999
Tangible fixed assets	184,131.5	214,592.0
Financial assets	4,067.9	7,069.4
Corporation tax on deferred PRT assets	5,400.3	4,478.4
Inventories	122.3	0.0
Accounts receivable and other assets	14,563.2	20,724.4
Untaxed reserves	20,225.8	14,509.8
Reversal of other provisions	18,908.2	23,437.6
Liabilities	920.3	–
Other	4,885.4	316.3
Total	**253,224.9**	**285,127.9**

As of December 31, 1999 and 2000, there was no difference between the valuation allowance under US GAAP and ACC.

The reconciliation of the **effective income tax rate** on an ACC basis with US GAAP is as follows:

in %	2000	1999
Effective income tax rate under ACC (see Note 24)	**28.8**	**30.3**
Tax effect of:		
US GAAP adjustments	(0.6)	1.5
Effective income tax rate under US GAAP	**28.2**	**31.8**

49
Pro rata consolidation

Under ACC pro rata consolidation may be used for corporate joint ventures. Under US GAAP equity holdings of 50% or less have to be accounted for using the equity method. The shares of net income and of stockholders' equity are identical to those yielded by the equity method, but the mode of presentation results in differences in some items of the accounts. The influence on the consolidated accounts of the use of pro rata consolidation is as follows:

EUR 1,000	2000	1999
Statement of income:		
Sales	(122.3)	1,471.1
Earnings before interest and tax	599.2	553.0
Balance sheet:		
Fixed assets	5,513.1	3,879.6
Current assets	3,613.2	2,809.4
Prepaid expenses and deferred charges	90.5	97.1
Provisions	1,062.0	971.7
Current liabilities	457.4	812.8
Noncurrent liabilities	3,332.9	1,818.4
Deferred income	3,040.5	1,978.0
Statement of cash flows:		
Net cash provided by operating activities	1,045.6	516.1
Net cash used in investing activities	(697.0)	(768.4)
Net cash provided by financing activities	809.5	109.2
Cash and cash equivalents	1,538.7	380.5

50
Securities

Under ACC the other investments are reported under financial assets and the Group's securities are reported under financial assets ("Securities") and current assets ("Securities and investments").

EUR 1,000	2000	1999
Other investments	237,731.1	67,454.3
Financial assets (securities)	207,939.7	215,628.8
Securities and investments	49,300.5	75,999.0
Total	**494,971.3**	**359,082.1**

According to SFAS 115 the carrying amounts and the fair values of these securities are classified as follows:

EUR 1,000	2000		1999	
	Book value	Fair value[1]	Book value	Fair value[1]
Available for sale	209,667.0	213,491.3	244,790.7	260,893.1
Other [1]	285,304.3	279,540.3	111,454.5	111,454.5
Total	**494,971.3**	**493,031.6**	**356,245.2**	**372,347.6**

[1] In the line "Other" book values amounting to ATS 1,570,590 thousand (1999: ATS 1,533,648 thousand) are included for which no readily determinable fair values were available.

Supplementary US GAAP disclosures

The Group classified none of its securities as held-to-maturity or trading securities. Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are excluded from income until realized, but are accounted for as an adjustment to stockholders' equity.

The book value, gross unrealized gains and losses, and the fair market value by class of available-for-sale securities are as follows:

EUR 1,000					2000
	Book value as presented in the consolidated statements	Reversal of impairment & amortization of premium	Unrealized gains	Unrealized losses	Fair value
Mutual funds	166,902.1	2,267.6	3,639.1	(2,253.9)	170,554.9
Austrian government bonds	25,748.2	1,748.1	53.8	(1,748.1)	25,802.0
Corporate bonds	17,016.6	0.1	117.7	(0.1)	17,134.4
Total	**209,666.9**	**4,015.8**	**3,810.6**	**(4,002.1)**	**213,491.3**

EUR 1,000					1999
Mutual funds	183,166.0	2,292.1	11,421.1	(2,289.3)	194,589.9
Austrian government bonds	26,536.8	960.2	119.5	(960.2)	26,656.3
Corporate bonds	17,016.6	0.1	133.3	(0.1)	17,149.9
Total	**226,719.4**	**3,252.4**	**11,673.9**	**(3,249.6)**	**238,396.1**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 2000 were as follows:

EUR 1,000		2000
	Book value	Fair value
Between 1 and 5 years	40,304.4	40,475.1

The mutual fund securities have an average maturity of approximately 2.5 years.

The proceeds from the sale of available-for-sale securities in 2000 were EUR 68,586.9 thousand (1999: EUR 39,781.5 thousand). Under US GAAP the gross realized gains for 2000 were EUR 23,008.1 thousand (1999: EUR 31,384.9 thousand) and the gross realized losses for 2000 were EUR 36,336.4 thousand (1999: EUR 4.1 thousand). Realized gains and losses are calculated using the average cost method.

51

Change in the reporting of the cost of comprehensive plant upgrading

The change in the treatment of expenses arising from comprehensive upgrading of large-scale plants discussed in Note 2 a) (change from the provision to the component depreciation method) led to differences between the ACC accounts and the results yielded by applying US GAAP rules for valuation allowances.

Under US GAAP, apart from reversal of the provisions at the time of the valuation adjustment (January 1, 1999) a cumulative catch-up adjustment has been made for capitalization of plant shutdowns which have already taken place, as though the new method had already been applied. In 1999 this adjustment resulted in an increase of EUR 26.53 million in the valuation adjustment effect (after-tax effect: EUR 15.92 million).

Until the last plant affected by this valuation adjustment has been revamped increased scheduled depreciation will be required under US GAAP. In the year under review the increased depreciation amounted to EUR 11.90 million. Depreciation of EUR 2.01 million is anticipated for the next three years.

52
Differences in allocations of items in the statement of income and in the statement of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, were reported in the consolidated statement of cash flows as net cash provided by financing activities. Under the requirements of US GAAP these cash flows would be carried as "Net cash provided by operating activities".

Under US GAAP the cumulative effects of accounting changes must be disclosed as a separate item, immediately ahead of net income. In the ACC financial statements the interest component of the pension provisions is reported as interest expense (see Note 23), while under US GAAP it would be necessary to report it under EBIT. The definition of extraordinary income and expenses is considerably broader under ACC than under US GAAP.

53
New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS 137, "Accounting for derivative instruments and hedging activities – Deferral of the effective date of FASB Statement No. 133". In June 2000, the FASB issued SFAS 138 "Accounting for certain derivative instruments and hedging activities, an amendment of FASB Statement No. 133". SFAS 133, as amended, establishes accounting and disclosure standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be carried at fair value on the balance sheet as an asset or liability. Changes in fair value must be recognized currently in income unless certain hedge accounting criteria are met.

Special accounting standards for qualifying hedges permit netting of gains and losses on individual derivative instruments against the profit or loss on the hedged item, to the extent effective, and require that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Application of SFAS 133, as amended by SFAS 137 is mandatory for financial years beginning after June 15, 2000. The Company plans to adopt SFAS 133 on January 1, 2001. Due to the magnitude and the administrative burdens associated with applying hedge accounting under SFAS 133 the Company plans to record all changes in the fair value of its derivatives in the income statement. This may increase the volatility of the Company's earnings reported under US GAAP. However, considering the current risk management strategy management believe that the impact of the adoption of SFAS 133 will not be material to the Group's results of operations or financial position.

54
Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe:	United Kingdom, Albania, Bulgaria (sold in 1999)
Africa:	Libya, Sudan, Tunisia
Rest of the World:	Australia, New Zealand, Pakistan, Vietnam

Effective October 1, 1999 OMV acquired Cultus Petroleum N.L. in Australia, which is included under the "Rest of the World" caption.

a) Capitalized costs
Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

Supplementary oil and gas disclosures (unaudited)

EUR 1,000	Austria	Rest of Europe	Africa	Rest of the world	Total
2000					
Unproved oil and gas properties	—	2,068.0	1,391.2	66,226.6	69,685.8
Proved oil and gas properties	658,502.7	695,100.5	504,365.8	101,879.6	1,959,848.6
	658,502.7	**697,168.5**	**505,757.0**	**168,106.2**	**2,029,534.4**
Accumulated depreciation	(538,325.5)	(449,468.8)	(269,216.3)	(58,242.2)	(1,315,252.8)
Net capitalized costs	**120,177.2**	**247,699.7**	**236,540.7**	**109,864.0**	**714,281.6**
1999					
Unproved oil and gas properties	—	2,066.0	4,710.9	72,114.1	78,891.0
Proved oil and gas properties	631,786.9	619,974.4	472,072.0	96,983.2	1,820,816.5
	631,786.9	**622,040.4**	**476,782.9**	**169,097.3**	**1,899,707.5**
Accumulated depreciation	(512,759.5)	(384,982.3)	(229,433.9)	(57,080.9)	(1,184,256.6)
Net capitalized costs	**119,027.4**	**237,058.1**	**247,349.0**	**112,016.4**	**715,450.9**
1998					
Unproved oil and gas properties	—	22,391.4	496.0	3,319.0	26,206.4
Proved oil and gas properties	609,699.2	491,941.9	425,229.5	8,188.8	1,535,059.4
	609,699.2	**514,333.3**	**425,725.5**	**11,507.8**	**1,561,265.8**
Accumulated depreciation	(497,966.9)	(303,620.9)	(179,577.7)	(452.0)	(981,617.5)
Net capitalized costs	**111,732.3**	**210,712.4**	**246,147.8**	**11,055.8**	**579,648.3**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

EUR 1,000	Austria	Rest of Europe	Africa	Rest of the world	Total
2000					
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—
Decommissioning costs	5,423.6	—	—	159.2	5,582.8
Exploration costs	12,429.2	10,499.6	6,769.0	18,686.6	48,384.4
Development	25,574.2	23,392.9	11,749.0	18,126.6	78,842.7
Costs incurred	**43,427.0**	**33,892.5**	**18,518.0**	**36,972.4**	**132,809.9**
1999					
Acquisition of proved properties	—	—	—	45,051.3	45,051.3
Acquisition of unproved properties	—	—	—	45,465.5	45,465.5
Decommissioning costs	12,528.7	—	—	—	12,528.7
Exploration costs net of property sale [1]	12,962.7	2,951.2	12,057.5	11,723.5	39,694.9
Development	19,714.6	24,672.4	13,771.5	6,258.2	64,416.7
Costs incurred	**45,206.0**	**27,623.6**	**25,829.0**	**107,498.5**	**206,157.1**
1998					
Acquisition of unproved properties	—	1,380.1	—	—	1,380.1
Decommissioning costs	12,438.2	—	—	—	12,438.2
Exploration costs	17,177.0	4,184.7	11,406.7	8,161.2	40,929.6
Development	13,714.2	46,830.3	31,598.1	5,128.5	97,271.2
Costs incurred	**43,329.4**	**52,395.1**	**43,004.8**	**13,289.7**	**152,019.1**

[1] Exploration costs are shown net of sales proceeds of EUR 1,4 million in 1999.

Supplementary oil and gas disclosures (unaudited)

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. Royalties not taken in kind of EUR 40.3 million (1999: EUR 27.1 million; 1998: EUR 23.5 million) have been included in production costs. The results of oil and gas activities should not be equated to net income since no deduction or allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

EUR 1,000					**2000**
	Austria	Rest of Europe	Africa	Rest of the world	Total
Sales to unaffiliated parties	109,130.7	134,629.6	13,556.2	29,445.9	286,762.4
Intercompany sales and sales to affiliated parties	216,754.1	–	196,251.7	–	413,005.8
Other revenues	–	–	102.3	(62.9)	39.4
	325,884.8	**134,629.6**	**209,910.2**	**29,383.0**	**699,807.6**
Production costs	(105,938.4)	(24,512.6)	(42,417.4)	(17,243.0)	(190,111.4)
Exploration expenses [3]	(8,303.6)	(10,235.1)	(4,531.9)	(18,482.2)	(41,552.8)
Depreciation and non-scheduled depreciation	(24,633.2)	(36,973.8)	(29,252.3)	(6,194.0)	(97,053.3)
	(138,875.2)	**(71,721.5)**	**(76,201.6)**	**(41,919.2)**	**(328,717.5)**
Results before income tax	**187,009.6**	**62,908.1**	**133,708.6**	**(12,536.2)**	**371,090.1**
Income tax [1]	(63,583.3)	(8,585.9)	(45,486.6)	–	(117,655.8)
Results from oil and gas properties	**123,426.3**	**54,322.2**	**88,222.0**	**(12,536.2)**	**253,434.3**
Storage fee [2]	19,621.7	–	–	–	19,621.7
					1999
Sales to unaffiliated parties	61,260.5	64,310.6	8,620.5	6,547.1	140,738.7
Intercompany sales and sales to affiliated parties	125,184.6	–	103,690.9	–	228,875.5
Other revenues	–	–	–	–	–
	186,445.1	**64,310.6**	**112,311.4**	**6,547.1**	**369,614.2**
Production costs	(95,727.6)	(17,713.4)	(39,275.7)	(2,864.4)	(155,581.1)
Exploration expenses [3]	(9,028.1)	(2,951.2)	(7,601.2)	(9,877.0)	(29,457.5)
Depreciation and non-scheduled depreciation	(21,501.7)	(29,218.1)	(21,544.6)	(1,421.8)	(73,686.2)
	(126,257.4)	**(49,882.7)**	**(68,421.5)**	**(14,163.2)**	**(258,724.8)**
Results before income tax	**60,187.7**	**14,427.9**	**43,889.9**	**(7,616.1)**	**110,889.3**
Income tax [1]	(19,861.6)	(2,602.1)	(14,193.7)	1,987.6	(34,669.8)
Results from oil and gas properties	**40,326.1**	**11,825.8**	**29,696.2**	**(5,628.5)**	**76,219.6**
Storage fee [2]	19,621.7	–	–	–	19,621.7
					1998
Sales to unaffiliated parties	52,458.9	46,887.3	3,564.1	–	102,910.3
Intercompany sales and sales to affiliated parties	110,986.7	–	57,568.9	–	168,555.6
Other revenues	6.0	–	–	–	6.0
	163,451.6	**46,887.3**	**61,133.0**	**–**	**271,471.9**
Production costs	(112,291.9)	(20,435.0)	(35,602.9)	(334.3)	(168,664.1)
Exploration expenses	(11,091.3)	(4,140.7)	(10,576.0)	(7,106.7)	(32,914.7)
Depreciation and non-scheduled depreciation	(20,912.6)	(21,320.5)	(18,705.8)	(103.9)	(61,042.8)
	(144,295.8)	**(45,896.2)**	**(64,884.7)**	**(7,544.9)**	**(262,621.6)**
Results before income tax	**19,155.8**	**991.1**	**(3,751.7)**	**(7,544.9)**	**8,850.3**
Income tax [1]	(6,516.9)	(5,575.4)	2,347.0	–	(9,745.3)
Results from oil and gas properties	**12,638.9**	**(4,584.3)**	**(1,404.7)**	**(7,544.9)**	**(895.0)**
Storage fee [2]	19,621.7	–	–	–	19,621.7

[1] Income tax in the "Rest of Europe" includes petroleum revenue tax which arises from the net cash flow of several producing fields in the UK. Income tax in "Africa" includes amounts payable under a tax-paid cost system for certain OMV interests in Libya.
[2] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs.
[3] Exploration costs are shown net of sales proceeds of EUR 1.4 million in 1999.

Supplementary oil and gas disclosures (unaudited)

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

mn bbl — **Crude oil and NGL**

	Austria	Rest of Europe	Africa	Rest of the world	Total
Proved developed and undeveloped reserves as of January 1, 1998	**62.3**	**35.6**	**88.1**	–	**186.0**
Revisions of previous estimates	5.4	6.0	2.3	–	13.7
Purchases	–	0.4	–	–	0.4
Extensions and discoveries	–	–	3.5	–	3.5
Production	(6.9)	(3.1)	(5.8)	–	(15.8)
Proved developed and undeveloped reserves as of December 31, 1998	**60.8**	**38.9**	**88.1**	–	**187.8**
Revisions of previous estimates	6.3	1.0	0.4	–	7.7
Purchases	–	–	–	4.7	4.7
Extensions and discoveries	1.9	1.5	–	–	3.4
Production	(7.0)	(4.4)	(7.5)	(0.3)	(19.2)
Proved developed and undeveloped reserves as of December 31, 1999	**62.0**	**37.0**	**81.0**	**4.4**	**184.4**
Revisions of previous estimates	10.4	(0.3)	4.4	–	14.5
Disposals	–	(0.3)	–	(0.9)	(1.2)
Extensions and discoveries	0.2	–	0.2	–	0.4
Production	(7.0)	(4.4)	(7.8)	(0.8)	(20.0)
Proved developed and undeveloped reserves as of December 31, 2000	**65.6**	**32.0**	**77.8**	**2.7**	**178.1**
Proved developed reserves:					
as of December 31, 1998	50.6	25.4	77.0	–	153.0
as of December 31, 1999	49.3	22.1	70.0	3.8	145.2
as of December 31, 2000	55.4	19.9	74.1	2.2	151.6

bcf — **Natural gas**

	Austria	Rest of Europe	Rest of the world	Total
Proved developed and undeveloped reserves as of January 1, 1998 [1]	**644.0**	**55.2**	**56.6**	**755.8**
Revisions of previous estimates	14.4	1.3	–	15.7
Purchases	–	0.4	–	0.4
Extensions and discoveries	19.0	–	–	19.0
Production	(38.0)	(5.7)	–	(43.7)
Proved developed and undeveloped reserves as of December 31, 1998 [1]	**639.4**	**51.2**	**56.6**	**747.2**
Revisions of previous estimates	46.3	8.4	–	54.7
Purchases	–	–	55.8	55.8
Extensions and discoveries	3.3	20.8	169.7	193.8
Production	(41.0)	(5.9)	(1.0)	(47.9)

bcf (cont'd)	Austria	Rest of Europe	Rest of the world	Natural gas Total
Proved developed and undeveloped reserves as of December 31, 1999 [1]	**648.0**	**74.5**	**281.1**	**1,003.6**
Revisions of previous estimates	1.8	6.3	1.0	9.1
Disposals	—	(4.5)		(4.5)
Extensions and discoveries	1.9		0.5	2.4
Production	(42.3)	(5.2)	(4.0)	(51.5)
Proved developed and undeveloped reserves as of December 31, 2000 [1]	**609.4**	**71.1**	**278.6**	**959.1**
Proved developed reserves:				
as of December 31, 1998	597.9	37.1	—	635.0
as of December 31, 1999	594.5	36.4	32.4	663.3
as of December 31, 2000	562.4	33.1	31.5	627.0

[1] Including approximately 106 bcf of cushion gas held in storage reservoirs.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue and excluding inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, among many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000	Austria	Rest of Europe	Africa	Rest of the world	2000 Total
Future cash inflows	3,599,389.5	905,315.8	2,061,115.5	558,387.4	7,124,208.2
Future production and decommissioning costs	(1,603,450.4)	(258,847.0)	(455,504.5)	(213,536.3)	(2.531,338.2)
Future development costs	(130,221.2)	(44,312.0)	(66,976.2)	(68,333.3)	(309,842.7)
Future net cash flows, before income taxes	**1,865,717.9**	**602,156.8**	**1,538,634.8**	**276,517.8**	**4,283,027.3**
Future income taxes	(578,149.0)	(209,057.4)	(267,256.9)	(71,158.7)	(1,125,622.0)
Future net cash flows, before discount	**1,287,568.9**	**393,099.4**	**1,271,377.9**	**205,359.1**	**3,157,405.3**
10% annual discount for estimated timing of cash flows	(544,520.5)	(125,654.8)	(481,920.2)	(103,680.2)	(1,255,775.7)
Standardized measure of discounted future net cash flows	**743,048.4**	**267,444.6**	**789,457.7**	**101,678.9**	**1,901,629.6**

Supplementary oil and gas disclosures (unaudited)

EUR 1,000					1999
(cont'd)	Austria	Rest of Europe	Africa	Rest of the world	Total
Future cash inflows	3,351,708.2	968,781.9	1,990,929.8	605,486.9	6,916,906.8
Future production and decommissioning costs	(1,563,661.0)	(305,539.9)	(602,876.1)	(192,724.6)	(2,664,801.6)
Future development costs	(128,505.8)	(36,210.0)	(40,452.0)	(67,023.7)	(272,191.5)
Future net cash flows, before income taxes	**1,659,541.4**	**627,032.0**	**1,347,601.7**	**345,738.6**	**3,979,913.7**
Future income taxes	(428,269.4)	(218,704.2)	(173,378.3)	(123,502.5)	(943,854.4)
Future net cash flows, before discount	**1,231,271.9**	**408,327.7**	**1,174,223.5**	**222,236.1**	**3,036,059.3**
10% annual discount for estimated timing of cash flows	(538,587.5)	(127,014.4)	447,234.6	(121,200.0)	(339,567.3)
Standardized measure of discounted future net cash flows	**692,684.5**	**281,313.4**	**1,621,458.0**	**101,036.1**	**2,696,492.0**

					1998
Future cash inflows	2,263,312.0	436,272.0	827,893.1	51,424.5	3,578,901.6
Future production and decommissioning costs	(1,616,685.9)	(264,594.9)	(493,979.7)	(24,513.2)	(2,399,773.7)
Future development costs	(178,646.0)	(30,204.4)	(40,640.7)	(15,360.1)	(264,851.2)
Future net cash flows, before income taxes	**467,980.1**	**141,472.7**	**293,272.7**	**11,551.2**	**914,276.7**
Future income taxes	(98,440.7)	(26,517.4)	13,145.4	—	(111,812.7)
Future net cash flows, before discount	**369,539.4**	**114,955.3**	**306,418.1**	**11,551.2**	**802,464.0**
10% annual discount for estimated timing of cash flows	(149,929.7)	(32,531.7)	(108,878.2)	(7,205.7)	(298,545.3)
Standardized measure of discounted future net cash flows	**219,609.7**	**82,423.6**	**197,539.9**	**4,345.5**	**503,918.7**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	2000	1999	1998
Beginning of year	**1,802,022.7**	**503,918.9**	**781,451.0**
Oil and gas sales and transfers produced, net of production costs	(510,599.9)	(214,729.3)	(102,801.9)
Net change in prices and production costs	88,527.5	1,518,635.2	(614,932.1)
Net change due to purchases and sales of minerals in place	—	51,634.3	(1,385.4)
Net change due to extensions and discoveries	—	94,416.6	23,710.7
Development and decommissioning costs incurred during the period	84,425.6	76,945.6	109,709.5
Changes in estimated future development and decommissioning costs	(60,019.9)	38,315.7	(65,244.7)
Revisions of previous reserve estimates	210,643.2	128,187.0	45,500.8
Accretion of discount	173,670.7	54,559.0	99,474.7
Net change in income taxes	(86,255.0)	(491,868.1)	264,162.8
Other [1]	199,214.7	42,007.8	(35,726.6)
End of year	**1,901,629.6**	**1,802,022.7**	**503,918.8**

[1] "Other" represents primarily the impact of movements in exchange rates versus the ATS.

Vienna, March 1, 2001 The Executive Board

Five-year summary

in EUR million	2000	1999	1998	1997	1996
Sales (excluding excise petroleum tax)	7,455	5,179	4,720	6,034	5,688
Earnings before interest and tax (EBIT)	491	285	220	419	212
Income from ordinary activities	453	278	223	389	216
Taxes on income	(130)	(84)	(48)	(97)	(72)
Net income for the year	323	194	169	165	144
Intangible assets	116	126	98	87	89
Tangible assets	2,946	2,782	2,488	2,599	2,366
Financial assets	867	716	654	396	360
Fixed assets	**3,929**	**3,624**	**3,240**	**3,082**	**2,815**
Inventories	423	387	353	451	462
Accounts receivable and other assets	1,112	880	699	848	909
Cash in hand, checks and cash at bank, securities	171	228	319	403	368
Current assets	**1,705**	**1,495**	**1,371**	**1,702**	**1,739**
Capital stock	196	196	196	196	196
Capital reserves	418	418	418	418	418
Revenue reserves	1,209	1,013	851	768	655
Treasury stock	6	–	–	–	–
Minority interests	23	23	23	22	21
Unappropriated income	116	65	61	55	45
Stockholders' equity	**1,968**	**1,715**	**1,549**	**1,459**	**1,335**
Provisions [1]	**1,120**	**1,070**	**1,117**	**1,209**	**1,133**
Amounts due to banks	731	830	571	622	510
Accounts payable from trade [1]	688	541	393	491	544
Other liabilities [1]	993	812	863	468	750
Liabilities [1]	**2,412**	**2,183**	**1,827**	**1,581**	**1,804**
Balance sheet total	**5,834**	**5,278**	**4,814**	**4,994**	**4,573**
Capital expenditure	669	656	732	507	467
Additions to tangible assets	477	416	393	486	382
Depreciation of tangible assets	298	275	242	267	235
Cash flow from operating activities	611	338	455	582	384
in %					
Return on fixed assets (ROfA)	16	10	9	16	9
Stockholders' equity	34	33	32	29	29
Return on average capital employed (ROACE)	12	9	9	14	8
Return on equity (ROE)	18	12	11	12	11
Dividend in EUR	4.30 [2]	2.40	2.25	2.03	1.67
Employees as of December 31	5,757	5,953	6,360	7,934	8,491

rounded figures sometimes do not add up

[1] *amended comparative figures for 1996 to 1999*

[2] proposal to the Annual General Meeting; dividend of EUR 3.00 per share and bonus dividend of EUR 1.30 per share

Stockholders' information

Financial calendar	**Dates** [1]
Full year result 2000	March 6, 2001
Result January–March 2001	May 10, 2001
Annual General Meeting 2000 [2]	May 23, 2001
Dividend ex date	May 29, 2001
Dividend payment date	May 30, 2001
Result January–June 2001	August 14, 2001
Result January–September 2001	November 8, 2001
Full year result 2001	March 2002

[1] The dates shown above are provisional and subject to final confirmation.
[2] Annual General Meeting: Austria Center, Bruno-Kreisky-Platz 1, A 1220 Vienna, 10.30 am

Annual Reports and Interim Reports are available in German and English (translation of German version) from:

Contacts

OMV Aktiengesellschaft, Investor Relations, Brigitte H. Juen
Otto-Wagner-Platz 5, A 1090 Vienna, tel.: +43 (0)1 404 40-1622
Fax: +43 (0)1 404 40-9496, tel. (voice mail): +43 (0)1 404 40-1600
Internet: www.omv.com, e-mail: investor.relations@omv.com

Golin Harris Ludgate
Leesa Peters, 111 Charterhouse Street, London EC1M 6AA, UK
Tel.: +44 20 7324-8552, Fax: +44 20 7324-8551, e-mail: lpeters@golinharris.com
Peter Zambelli, 405 Lexington Avenue, New York, NY 10022, USA
Tel.: +1 212 304-1414, fax: +1 212 697-3720, e-mail: pzambelli@golinharris.com

Mailing service by fax or e-mail

Please check the corresponding box on the enclosed reply form for further information or use the order form at OMV's Investor Relations website: www.omv.com

Key facts on OMV stock

27 million no par value shares, capital stock: EUR 196.29 million
OeKB identification no.: 074305; ISIN: AT0000743059

Stockholder structure: ÖIAG 35%, IPIC 19.6%, free float 45.4%
Traded in Vienna, Frankfurt, Munich, and on SEAQ International
Symbols: Bloomberg (OMV AV), Reuters (OMVV.VI), US Ticker (OMVAY)

Market makers/**Specialist** Vienna: Bank Austria AG, **Centro Internationale Handelsbank AG**, Erste Bank AG, Raiffeisen Zentralbank AG

ADR information: Sponsored Level I and Rule 144A, Ratio: 5 ADR equal 1 share

Depositary: Morgan Guaranty Trust, 60 Wall Street, New York, NY 10260-0060
Custodian: Creditanstalt AG, Schottengasse 6, A 1010 Vienna

Level I: Symbol: OMVKY, CUSIP#: 670875509, ISIN: US6708755094,
Rule 144A: Symbol: OMVAYP, CUSIP#: 670875301, ISIN: US6708753016


OMV
OMV
OMV

Open for more information.

OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5, POB 15
A 1091 Vienna

Fax: +43 (0)1 404 40-9496

Tel.: +43 (0)1 404 40-1324
Telephone (voice mail):
+43 (0)1 404 40-1600

E-mail:
investor.relations@omv.com

OMV's financial reports are available in English and German.

Yes, I would like to receive further information on the OMV Group

☐ because I am a shareholder
☐ and/or because I am interested in OMV.

Surname, title ______________________ First name ______________________

Company ______________________

Street ______________________ ZIP code/city/country ______________________

Telephone ______________________ E-mail ______________________

Please send me the following publications:

German	English	
☐	☐	Annual Report 2000
☐	☐	OMV Group in figures 2000
☐	☐	Annual Report OMV Aktiengesellschaft 2000
☐	☐	Previous years: ______________________
☐	☐	Environmental Performance Report 1999–2000 (available as of August 2001)

Letter to stockholders:

German	English	
☐	☐	Full Year Report 2000
☐	☐	Interim Report January–September 2000
☐	☐	Interim Report January–June 2000
☐	☐	Interim Report January–March 2000

I would like to be included in the OMV TICKER.

OMV TICKER is the mailing service for stockholders and anyone else who is interested in OMV. This service provides regular financial and company information free of charge and directly from the management, e.g. quarterly reports, events and other information on the OMV Group either by e-mail or by mail (please tick):

German	English	
☐	☐	Interim Report (executive summary)
☐	☐	Interim Report (comprehensive version)

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OMV


OMV
OMV

Adresses

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-91
info@omv.com

Agrolinz České Budějovice s.r.o.
Nemanická ul. 14/440
CZ 37168 České Budějovice
Tel.: +420 38 7221-612
Fax: +420 38 7221-640
agrolinz@cb.ipex.cz

Agrolinz Magyarország Kft.
Peterdy u. 15, H 1071 Budapest
Tel.: +36 1 479 59 23
Fax: +36 1 479 59 49
agrolinz@agrolinz.hu

Agrolinz Melamin GmbH
St.-Peter-Strasse 25, A 4021 Linz
Tel.: +43 (0)732 6914-0
Fax: +43 (0)732 6914-3581
agrolinz.melamin@agrolinz.com

Agrolinz Melamin Italia S.r.l.
Corso Sempione 13
I 21053 Castellanza (VA)
Tel.: +39 0331 523-111
Fax: +39 0331 523-443
agrolinz.mail@agrolinz.it

BIDIM Geosynthetics S.A.
9, rue Marcel Paul
F 95870 Bezons Cedex
Tel.: +33 1 34 23 53-63
Fax: +33 1 34 23 53-98
michel.haudrechy@bidim.com

OMV AUSTRALIA PTY LTD.
Level 29, St. Martins Tower
44 St Georges Terrace
Perth WA 6000, AUSTRALIA
Tel.: +618 9223-5000
Fax: +618 9223-5004
wolfgang.zimmer@omv.com.au

OMV Bulgarien EOOD
Einmanngesellschaft mbH
Sofiiski Geroi Str. 1
PRIMA BUSINESS CENTRE, Office 7
BG Sofia 1612
Tel.: +359 2 932 97-34
Fax: +359 2 932 97-29
omvbg@bitex.com

OMV Ceská republika s.r.o.
Budějovická 3
CZ 140 21 Prague 4
Tel.: +420 2 613 92-111
Fax: +420 2 612 12107-08
info@omv.cz

OMV Cogeneration GmbH
Gerasdorfer Strasse 151
A 1210 Vienna
Tel.: +43 (0)1 404 40-3070
Fax: +43 (0)1 404 40-9975
cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Strasse 1
D 84489 Burghausen
Tel.: +49 8677 960-0
Fax: +49 8677 960-265
omvd@omvd.de

OMV Hungária Kft.
Róbert Károly krt. 64–66
H 1134 Budapest
Tel.: +36 1 452 7100-148
Fax: +36 1 452 7102
schgobl@omvh.hu

OMV OF LIBYA LIMITED
Souk Talatah Office Towers
Zat El Imad Building
Tower No. 5, Floor 10
P. O. Box 91867, Tripoli, LIBYA
Tel.: +218 21 335 03 71
Fax: +218 21 335 03 70

OMV (PAKISTAN) Exploration
Gesellschaft m.b.H.
Floor 10, Plot 2, F6/1, Jinnah Avenue
Islamabad, PAKISTAN
Tel.: +92 51 273 620
Fax: +92 51 273 643
exp@omv.com.pk

OMV Proterra GmbH
Gerasdorfer Strasse 151, A 1210 Vienna
Tel.: +43 (0)1 404 40-3710
Fax: +43 (0)1 404 40-994
proterra@omv.com

OMV Slovensko s.r.o.
Moskovská 13
SK 811 08 Bratislava
Tel.: +421 7 502 50
Fax: +421 7 555 74 683
peter.roth@omv.sk

OMV Supply & Trading AG
Bundesstrasse 5
CH 6300 Zug
Tel.: +41 41 712 08 55
Fax: +41 41 712 07 35
operations@omv.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, UK
Tel.: +44 20 7333 1600
Fax: +44 20 7333 1613
info@omv.co.uk

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Veneto, 88
I 20020 Lazzate (MI)
Tel.: +39 02 967 290 17
Fax: +39 02 967 290 99
info@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstrasse 18
A 4021 Linz
Tel.: +43 (0)732 6983-0
Fax: +43 (0)732 6983-5353
service@polyfelt.co.at

SC OMV Romania
Mineraloel s.r.l.
Strada Sevastopol 13–17, App. 110
RO 78118 Bucuresti Sector 1 C.P.
Tel.: +40 1 230 80 78
Fax: +40 1 230 80 32
rainer.schlang@omvro.ro

SLOMIN, holdinska druzba, d.d.
Ferrarska 7
SLO 6000 Koper
Tel.: +386 66 457 100
Fax: +386 66 328 60
wolfgang.kraus@slomin.si

Imprint: OMV Aktiengesellschaft, Vienna
Design: W&W Graphik und Design, Vienna
Printer: Carinthian, Klagenfurt

OMV



OMV Aktiengesellschaft
Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
www.omv.com

OMV Group in figures 2000


OMV
VIVA

Open for more responsibility.

Contents and Guiding principles

Imprint: OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Design: W&W Graphik und Design, Vienna
Printer: Carinthian, Klagenfurt

OMV guiding principles

→ We are – at the core – an Austrian oil and gas group with integrated companies in plastics and chemicals.

→ We operate worldwide and focus our activities on strengthening our position in the European market.

→ We work with energy to improve man's mobility and quality of life.

→ We measure the quality of our performance by the success in our businesses and for our shareholders.

→ We are guided in our work by the responsibility for man, the environment, and technical advance.

→ We are open to innovations and persistent in seeking and seizing opportunities.

→ We strive to be, as a whole, a company of competent, reliable and efficient people.

Dear Stockholders,

I am pleased that I can present OMV's most impressive results in its 45-year history. Earnings before interest and tax (EBIT) are up by 72%, from EUR 285 mn to EUR 491 mn.

Our E & P segment was chiefly responsible for the remarkable improvement in earnings in 2000. In this it was assisted by high crude oil prices, being the highest average prices for 18 years, and a rising dollar exchange rate. The resultant increases in petroleum product prices led to a decline in demand, putting pressure on our Refining business and in particular on our retail activities. The risen gas prices were the main driver to achieve a constant result in the Gas segment, however, in C & P, the higher feedstock cost mitigated the positive trends seen in sales volume.

In 2000 we kept our promise to deliver profitable growth and rigorous restructuring, so as to meet the challenges of the harsh competitive climate in today's global economy. Our growth oriented investment policies were again focused upon E & P and our marketing and melamine operations. In Marketing, we strengthened our position in Central and Eastern Europe, in particular our presence on the Bulgarian and Romanian markets. A significant oil discovery in Libya and the development of gas reserves in Pakistan were just two examples of the successes recorded by E & P. Parallel to this organic growth, OMV explored various avenues for achieving expansion by joining forces with other companies. We pursued a number of other options with a view to playing a key role in reshaping the Central European oil industry. The acquisition of a 9.3% interest in the Hungarian oil and gas group MOL was an outcome of this strategy.

Due to the excellent progress made by the Company, and the marked increase in profits, we shall recommend a base dividend of EUR 3 per share, and a special dividend of EUR 1.30 per share, to the Annual General Meeting.

Yours sincerely

Richard Schenz



Exploration and Production
Gas
Refining and Marketing
Chemicals and Plastics
OMV Aktiengesellschaft, Vienna
Exploration and Production Austria
100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H. Vienna
100% OMV PEX Öl und Gas Exploration Gesellschaften m.b.H. Vienna
100% OMV (ALBANIEN) offshore Exploration GmbH Vienna
100% OMV (ALBANIEN) onshore Exploration GmbH Vienna
100% OMV Oil Exploration GmbH Vienna
100% OMV Oil Production GmbH Vienna
100% OMV (SUDAN) Exploration GmbH Vienna
100% OMV (VIETNAM) Exploration GmbH Vienna
100% OMV Proterra GmbH Vienna
55.56% ALTEC Umwelttechnik GmbH Vienna
100% van Sickle Gesellschaft m.b.H. Neusiedl/Zaya
100% OMV AUSTRALIA PTY LTD. Perth
100% OMV Petroleum Pty Ltd. Perth
100% OMV EXPLORATION & PRODUCTION LIMITED Douglas
100% OMV OF LIBYA LIMITED Douglas
100% OMV (U.K.) Limited London
Carrier, Supply and Marketing
50% GWH Gas- und Warenhandelsgesellschaft m.b.H. Vienna
100% OMV Erdgas-Beteiligungsgesellschaft mbH Vienna
68.23% Ferngas Beteiligungs-Aktiengesellschaft Vienna
50% Oberösterreichische Ferngas AG Linz
100% OMV Cogeneration GmbH Vienna
Refinery Schwechat and Domestic Marketing
100% AUSTRIA Mineralöl GmbH Vienna
100% OMV – International Services Ges.m.b.H. Vienna
100% OMV Bulgarien EOOD Einmanngesellschaft mbH Sofia
100% OMV Ceská republika s.r.o. Prague
100% OMV Cerpací stanice a.s. Prague
100% OMV Deutschland GmbH Burghausen
85% 15% OMV Hungária Asványolaj Kft. Budapest
100% OMV Slovensko s.r.o. Bratislava
100% OMV Supply & Trading AG Zug
100% SC OMV Romania Mineraloel s.r.l. Bucharest
100% Agrolinz Melamin GmbH Linz
100% Agrolinz Melamin Italia S.r.l. Castellanza
100% POLYFELT Gesellschaft m.b.H. Linz
100% BIDIM Geosynthetics S.A. Bezons
100% Polyfelt – L & M Manufacturing Asia Sdn. Bhd. Kuala Lumpur/Shah Alam
At equity investment:
Borealis A/S Lyngby (25%)
Investments in Corporate and Other
Amical Insurance Limited, Douglas (100%)
OMV Service Netzwerk GmbH, Vienna (100%) and its investment (100%) in OMV Clearing und Treasury GmbH, Vienna
This chart shows the investments which are either subject to full or to pro rata consolidation and the at equity investment in Borealis A/S.
Legend:
Subsidiary company
Second-tier subsidiary

Corporate goals and strategy

Who are we?

With consolidated sales of EUR 7.45 bn, a workforce of 5,757 and a market capitalization of EUR 2.2 bn, OMV is Austria's largest listed industrial company. Furthermore, we are one of the leading oil and gas groups in Central and Eastern Europe, and carry out worldwide exploration and production activities. Our integrated chemical businesses produce melamine and geotextiles for the world market, as well as plant nutrients for Central and Eastern Europe. In addition, OMV holds a 25% stake in the second-largest European polyolefin producer, Borealis A/S, and an interest of more than 9% in the Hungarian oil company MOL.

What are our competitive advantages?

By selective expansion of our international marketing operations we have already achieved a good balance between our refining and marketing activities. The profitability of both refineries is enhanced by the high degree of integration with base petrochemical production. The Baumgarten hub, the pipeline network, and our storages will continue to be profitable assets in a liberalized gas market. We will accelerate the expansion of its E & P activities; costs have already fallen to international benchmark levels. The Agrolinz subsidiary has carved out a leading position in the Central and East European plant nutrient markets, and is number two in the global melamine industry. By concentrating on its core businesses and continuing to increase its efficiency, OMV is significantly improving its competitiveness.

What are our goals?

We intend to consolidate our position as the leading oil and gas group in Central and Eastern Europe by leveraging all our competitive advantages. This includes playing a part in the consolidation process in the region by forging new alliances. We have set ourselves the following earnings targets over a full business cycle under normal conditions, up to 2002: a ROACE of over 13%, a ROfA of over 16%, and a ROE of 16–18%. We believe this represents an attractive long-term investment.

OMV's privatization

OMV's stock exchange and privatization history

1987: After the government's decision to privatize the public sector, the initial public offering takes place in December 1987. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400. This reduces ÖIAG's stake in OMV to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9 the shares are traded in Frankfurt and Munich for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to a total capital stock of ATS 2.4 bn. ÖIAG exercises its rights issue and continues to own 72%. On December 9, the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV has a capital increase to ATS 2.7 bn. IPIC exercises its rights issue as well as those of ÖIAG and increases its OMV stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. At September's AGM, OMV agrees on a face value of ATS 100 for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.023 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares will be no par value shares (27 mn shares).

20

Key figures for OMV shares

Key stock data	2000	1999	1998	1997	1996
Number of shares in mn	**27**	27	27	27	27
Price/Earnings (P/E) [1]	**7**	13	13	21	17
Price/Cash flow (P/CF) [1]	**3.6**	7.7	4.8	5.9	6.2

in EUR					
High	**99.40**	98.00	141.57	141.57	89.31
Low	**74.10**	72.75	70.49	85.39	64.17
Year end share price	**82.50**	96.50	80.30	127.18	88.73
Dividend per share	**4.30** [2]	2.40	2.25	2.03	1.67
Payout ratio in %	**36**	33	36	33	32
Earnings per share Austrian GAAP	**11.95**	7.19	6.27	6.11	5.33
Equity per share Austrian GAAP	**72.88**	63.51	57.36	54.04	49.44
Cash flow [3] per share Austrian GAAP	**22.62**	12.53	16.84	21.54	14.21
Earnings per share US GAAP [4]	**13.31**	7.20	1.86	5.49	5.28
ÖVFA [5] Earnings per share	— [6]	7.19	7.02	10.47	8.02
ÖVFA Cash Earnings per share	— [6]	15.14	15.99	20.14	15.49
ÖVFA Equity per share	— [6]	55.10	48.76	45.86	45.06
Year end market capitalization in EUR bn	**2.23**	2.61	2.17	3.43	2.40

[1] based on year end price [2] Proposal for the Annual General Meeting includes a special dividend of 1.30 EUR per share. [3] from operating activities [4] US Generally Accepted Accounting Principles [5] Austrian Association of Financial Analysis and Investment Advisory [6] not available at date of printing

Key figures

Key figures of the Group

in %	2000	1999	1998	1997	1996
Return on average capital employed (ROACE)	**12**	9	9	14	8
Return on fixed assets (ROfA)	**16**	10	9	16	9
Return on equity (ROE)	**18**	12	11	12	11
Equity ratio	**34**	33	32	29	29
Gearing ratio	**28**	35	17	15	11

in EUR billion as of December 31					
NOPAT (Net operating profit after tax) [1]	**354**	232	192	290	147
Capital employed [1]	**2,937**	2,784	2,308	2,144	1,947

OMV personnel data as of December 31					
Employees	**5,757**	5,953	6,360	7,934	8,491
whereof: Non-salaried staff	**2,398**	2,507	2,721	3,482	3,838
Salaried staff	**3,216**	3,294	3,487	4,313	4,532
Executive Board and senior executives	**57**	56	56	62	60
Apprentices	**86**	96	96	77	61
Female staff in %	**17**	17	18	17	17
Staff abroad in %	**23**	22	22	22	22

[1] figures 1996 and 1997 according to former structure; EUR translation with exchange rate of ATS 13.7603

Key figures

Key figures of the Group

Statement of income in EUR mn	**2000**	1999	1998	1997	1996
Sales (excluding excise petroleum tax)	**7,455**	5,179	4,720	6,034	5,688
Earnings before interest and tax (EBIT)	**491**	285	220	419	212
Financial items	**(38)**	(6)	2	(30)	4
Income from ordinary activities	**453**	278	223	389	216
Extraordinary income (loss)	**0**	0	(6)	(127)	0
Taxes on income	**(130)**	(84)	(48)	(97)	(72)
Net income	**323**	194	169	165	144

Balance sheet in EUR mn					
Fixed assets	**3,929**	3,624	3,240	3,082	2,815
Current assets	**1,705**	1,495	1,371	1,702	1,739
Stockholders' equity	**1,968**	1,715	1,549	1,459	1,335
Provisions [1]	**1,120**	1,070	1,117	1,209	1,133
Liabilities [1]	**2,412**	2,183	1,827	1,581	1,804
Balance sheet total	**5,834**	5,278	4,814	4,994	4,573

US GAAP [2] in EUR mn					
Net income	**359**	194	50	148	142
Stockholders' equity	**2,117**	1,854	1,701	1,717	1,600

[1] amended comparative figures 1996 to 1999
[2] US Generally Accepted Accounting Principles

Cash flows and CAPEX

Consolidated cash flows and capital expenditure by segments

Cash flows in EUR mn	2000	1999	1998	1997	1996
Net cash provided by operating activities	**611**	338	455	581	384
Investments	**(654)**	(639)	(734)	(632)	(408)
Disposals	**85**	53	172	75	150
Net cash used in investing activities	**(569)**	(586)	(562)	(557)	(257)[1]
Net cash provided by (used in) financing activities	**(76)**	141	52	(32)	(199)
Cash and cash equivalents at end of year	**122**	152	248	307	307

Capital expenditure by segments in EUR mn	2000	1999	1998	1997	1996
Exploration and Production	**86**	172	105	218	131
Gas	**91**	58	60	100	106
Refining and Marketing	**277**	358	218	141	192
Chemicals[2] and Plastics	**36**	58	340	15	10
Plastics[2]	**—**	—	—	27	17
Corporate and Other	**180**	10	9	6	11
Group	**669**	656	732	507	467

[1] rounded figures
[2] figures 1996 and 1997 according to former structure; EUR translation with exchange rate of ATS 13.7603

Segments' key figures

Key figures by segments

Group sales in EUR mn	2000	1999	1998	1997	1996
Exploration and Production	**255**	155	118	136	128
Gas	**1,192**	837	868	872	799
Refining and Marketing	**5,574**	3,808	3,313	3,896	3,719
Chemicals [1] and Plastics	**425**	366	408	359	371
Plastics [1]	**0**	0	0	763	661
Corporate and Other	**8**	13	13	8	9
Group	**7,455**	5,179	4,720	6,034	5,688 [2]

EBIT in EUR mn	2000	1999	1998	1997	1996
Exploration and Production	**320**	105	(20)	50	18
Gas	**105**	106	81	108	129
Refining and Marketing	**79**	84	132	180	17
Chemicals [1] and Plastics	**36**	24	57	36	36
Plastics [1]	**0**	0	0	68	37
Corporate and Other	**(49)**	(34)	(29)	(24)	(25)
Group	**491**	285	220 [2]	418	212

[1] No contribution due to sale of PCD Group (Plastics) in 1998, polymer processing and former Chemicals segment form the newly established segment "Chemicals and Plastics"; figures 1996 and 1997 according to former structure
[2] rounded figures

00

Market indicators

Market indicators for the segments

	2000	1999	1998	1997	1996
Crude price for Brent in USD/bbl	**28.44**	17.93	12.76	19.13	20.67
Exchange rate USD/ATS	**14.94**	12.93	12.38	12.21	10.58
Exchange rate USD/EUR	**1.09**	0.94	0.90	–	–
Naphtha spot price in USD/t	**261**	172	136	196	198
WECP[2] ethylene in EUR/t	**664**	426	422	507	421
WECP propylene in EUR/t	**548**	303	290	414	295
World crude demand in mn bbl/d[2]	**75.4**	75.2	73.7	73.6	70.0
World crude output in mn bbl/d[2]	**76.7**	74.0	75.5	74.3	70.0
Natural gas market in Austria in bcm[2]	**7.3**	7.7	7.6	7.4	7.2
CEE petroleum product consumption in mn t[2]	**64**[3]	66[3]	52	52	51
[whereof in Austria in mn t][2]	**[10.2]**	[10.6]	[10.9]	[10.5]	[10.2]

[1] West European Contract Prices
[2] estimated
[3] Central and Eastern European markets include Austria, Bavaria, Croatia, Czech Republic, Hungary, Italy, Slovakia, Slovenia; additions in 1999: Romania and Bulgaria

Business activities: In 2000 OMV produced 20 mn bbl (barrels) of crude and NGL, and 52 bcf (billion cubic feet) of natural gas. That equates to a total of about 29 mn boe or 76,000 boe/d (barrels of oil equivalent/per day), or approximately 35% of our processing capacity. Just under half of our production comes from Austria, and the rest from Australia, Libya and the United Kingdom. As an operator or partner, we are involved in exploration projects in our five core areas, Austria, Australia/New Zealand, Libya and the UK as well as in Albania, Sudan, Tunisia and Vietnam. Proved reserves amount to 338 mn boe.

Competitive advantages: OMV's E & P activities are clearly focused on core areas where it is capable of reaching critical mass. Some 75% of our production is in politically and fiscally stable countries. Our cost base has improved markedly in recent years. This means that OMV possesses a high quality portfolio in mid-size fields as well as shares in a couple of giant fields.

Goals: We are looking to raise our production of crude oil, NGL and natural gas to 100,000 boe/d by the end of 2002. We shall concentrate on exploring, developing and acquiring promising acreage in our existing core areas, and in new ones in the Middle East. Meanwhile, we intend to push through restructuring and cost reduction programs that will ensure that production remains economic even at low crude prices, and aim to stabilize our production costs (OPEX) at USD 5/boe by 2002.

E&P

Exploration and Production

OMV Projects

Block	Field name	Country	Type	interest in %
Vienna Basin	five projects	Austria	oil, gas, oil and gas	100.0
30/2c	Jade	UK	condensate	5.6
9/19	Skene und Brora	UK	condensate/oil	3.5
9/18a und 9/19	Maclure	UK	oil	1.7
NC 115	Murzuk	Libya	oil	7.5
NC 186	NC 186	Libya	oil	9.6
Block 20	Miano	Pakistan	gas	17.7
SW Miano	Sawan	Pakistan	gas	19.7
VIC/RL5	Patricia Baleen	Australia	gas	100.0
AC/P17	Tenacious	Australia	oil	60.0
PEP38413	Maari	New Zealand	oil	30.0

Number of completed wells	2000	1999	1998	1997	1996
Exploration and appraisal wells	**24**	17	12	13	16
Development and production wells	**65**	25	19	18	24
Total	**89** [1]	42	31	31	40

[1] whereof 8 exploration and appraisal wells and 45 development and production wells in Cooper basin, Australia (OMV interest: 2.1%)

Crude oil and NGL production in mn bbl	2000	1999	1998	1997	1996
Austria	**7.0**	7.0	6.9	6.6	6.7
UK	**4.4**	4.4	3.1	3.7	4.0
Libya	**7.8**	7.5	5.8	4.8	3.5
Australia	**0.8**	0.3	–	–	–
Total	**20.0**	19.2	15.8	15.1	14.2

Natural gas production in bcf					
Austria	**42.3**	41.0	38.0	35.3	26.9
UK	**5.2**	5.9	5.7	4.7	4.5
Australia	**4.0**	1.0	–	–	–
Total	**51.5**	47.9	43.7	40.0	31.4

Total production in mn boe					
Austria	**14.0**	13.9	13.2	12.5	11.2
UK	**5.3**	5.3	4.1	4.6	4.7
Libya	**7.8**	7.5	5.8	4.8	3.6
Australia	**1.5**	0.5	–	–	–
Total	**28.5**	27.2	23.1	21.9	19.5

E&P

Exploration and Production

Proved[1] oil and NGL reserves in mn bbl

all figures as of December 31	**2000**	1999	1998	1997	1996
Austria	**65.6**	62.0	60.8	62.3	69.3
UK	**32.0**	37.0	38.9	35.6	38.6
Libya	**77.8**	81.0	88.1	88.1	90.2
Australia	**2.7**	4.4	–	–	–
Total	**178.1**	184.4	187.8	186.0	198.1

Proved[1] natural gas reserves in bcf

Austria	**609.4**	648.0	639.4	644.0	655.6
UK	**71.1**	74.5	51.2	55.2	60.8
Pakistan	**226.3**	226.3	56.6	56.6	56.6
Australien	**52.3**	54.8	–	–	–
Total	**959.1**	1,003.6	747.2	755.8	773.0

Proved[1] reserves in mn boe

Austria	**167.2**	170.0	167.4	169.6	178.6
UK	**43.8**	49.4	47.5	44.8	48.8
Libya	**77.8**	81.0	88.1	88.2	90.2
Pakistan	**37.7**	37.7	9.4	9.4	9.4
Australia	**11.5**	13.5	–	–	–
Total	**338.0**	351.6	312.4	312.0	327.0

[1] developed and undeveloped reserves

Business activities: The gas business meets up to 90% of Austrian natural gas demand, drawing its supplies from Germany, Norway, Russia and domestic reserves. OMV plays an important role in international gas transmission, and around one-third of all Russian gas exports to Western Europe go via the Baumgarten import station. Our pipeline network has a total length of about 2,000 km. In addition, we hold some 80% of the Austrian gas storage market.

Competitive advantages: In addition to its ideal location at the crossroads of European natural gas flows, between the largest gas exporter in the East and the growing markets of Western, Southern and Central Europe, its existing infrastructure and the long-term gas contracts give our Gas segment major competitive advantages. All these factors help us to better serve our clients and to provide efficient gas marketing services.

Goals: The liberalization of the European gas market will lead to fiercer competition, but it will also open up new opportunities. In Gas marketing we will be able to directly sell to high-volume customers. We have set ourselves the goal of expanding our transmission business by 40% by 2007, and of establishing Baumgarten as a European gas hub.

00

Gas

Gas

Imports in mn cbm	**2000**	1999	1998	1997	1996
Russia	**5,001**	5,240	5,468	5,314	5,727
Norway	**715**	521	427	407	374
Germany	**193**	181	155	137	303
Total	**5,909**	5,942	6,050	5,858	6,404

Total transmission volume sold in mn cbm					
East-West system (HAG, WAG, PENTA West)	**9,409**	9,292	9,191	9,101	8,281
North-South system (TAG, SOL)	**27,240**	27,240	24,626	21,910	20,224
Total	**36,649**	36,532	33,817	31,011	28,505

Gas volume in storages in mn cbm					
OMV storage facilities	**1,316**	1,134	1,375	1,424	1,612

20

Gas sales in Austria in mn cbm					
Wiener Stadtwerke – WIENGAS	**1,782**	1,933	1,852	1,684	2,117
Oberösterreichische Ferngas AG	**1,771**	1,651	1,657	1,446	1,364
EVN Energie-Versorgung Niederösterreich Aktiengesellschaft	**1,369**	1,364	1,472	1,578	1,764
Steirische Ferngas AG	**1,036**	1,014	1,069	945	1,058
Tiroler Ferngas Ges.m.b.H.	**193**	170	142	129	124
KELAG – Kärntner Elektrizitäts-Aktiengesellschaft	**154**	152	130	132	136
SAFE – Salzburger Aktiengesellschaft für Energiewirtschaft	**137**	139	113	175	153
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft	**107**	104	97	134	120
Direct customers	**18**	13	32	93	125
Total	**6,567**	6,540	6,564	6,316	6,961

R&M

Refining and Marketing

Business activities: The Group operates two refineries, with a combined name plate capacity of 270,000 bbl/d. Our Schwechat plant – one of Europe's largest inland refineries – produces high-grade petroleum products and basic petrochemicals. The Burghausen plant in Bavaria mainly produces middle distillates and basic petrochemicals. Marketing sells OMV's oil products via the Group's own retail and dealer network, and is the Central European market leader. A recent milestone in the expansion of our marketing operations was the start made to building up new networks in Bulgaria and Romania.

Competitive advantages: Both refineries are characterized by outstanding product quality and environmental standards, a high degree of integration and close proximity to their markets. Transportation via the Danube permits low-cost exports from Schwechat to South-Eastern Europe. A restructuring program has resulted in a permanent improvement in the Schwechat refinery's cost base. In Marketing, the extensive filling station network and efficient commercial distribution systems give it a strong platform for further expansion.

Goals: Strict cost management and supply chain management will increase the profitability at our refineries. Marketing is aiming to maintain its leadership in its home market by increasing its efficiency, and to boost its foreign sales by continued expansion, including entry into new markets. We are aiming for an integration ratio of 100% between Refining and Marketing in 2002. Our non-oil business, i.e. shops, car washes and catering outlets at filling stations, is growing fast.

20

Crude oil imports in 1,000 t	**2000**	1999	1998	1997	1996
Algeria	**776**	772	1,043	1,564	1,449
Cameroon	**0**	80	15	87	264
Czech Republic	**31**	34	44	46	45
Iraq	**1,142**	1,382	1,531	925	0
Iran	**0**	55	0	0	176
Libya	**3,219**	3,750	3,918	4,189	4,329
Kazakhstan	**984**	645	850	0	0
Nigeria	**423**	476	341	123	340
Russia	**1,084**	991	1,221	1,338	1,142
Saudi Arabia	**406**	318	573	903	1,001
Syria	**119**	0	10	0	206
Tunisia	**20**	488	324	429	96
United Arab Emirates	**0**	0	0	181	116
Others	**148**	195	0	266	225
Total	**8,432**	9,187	9,869	10,051	9,389

Crude oil processing in 1,000 t					
Crude oil	**9,403**	10,109	10,777	10,872	10,275
Third-party processing (in Schwechat only)	**1,976**	1,929	1,927	1,858	1,728
Semi-finished products and others	**512**	526	431	336	417
Total	**11,891**	12,564	13,135	13,066	12,420
Utilization rate in %	**88**	90	95	95	90

R&M

Refining and Marketing

Sales volume in 1,000 t	2000	1999	1998	1997	1996
Petrochemicals	**1,325**	1,485	1,494	1,475	1,423
Gasoline	**1,802**	2,149	2,180	2,417	2,305
Jet fuel	**894**	920	921	889	817
Diesel fuel	**3,012**	2,895	2,825	2,581	2,239
Extra light heating oil	**1,825**	1,963	2,166	2,294	2,115
Fuel oil	**1,148**	1,127	1,425	1,451	1,445
Bitumen	**341**	330	291	303	254
Coke	**167**	211	207	213	206
Others	**329**	360	426	389	400
Total	**10,843**	11,440	11,935	12,012	11,221

Retail market shares in %					
Austria	**20**	20	20	22	23
International	**11**	11	10	9	8
Total	**14**	14	13	13	13

20

Retails network as of December 31	**2000**	1999	1998	1997	1996
Austria	**548**	558	566	575	726
[whereof OMV branded]	**[465]**	[466]	[466]	[467]	[483]
Bulgaria	**36**	8	–	–	–
[whereof OMV branded]	**[21]**	[1]	[–]	[–]	[–]
Croatia	**22**	21	15	13	10
[whereof OMV branded]	**[22]**	[21]	[14]	[12]	[7]
Czech Republic	**109**	103	99	76	32
[whereof OMV branded]	**[109]**	[103]	[99]	[62]	[32]
Germany	**81**	79	92	94	99
[whereof OMV branded]	**[81]**	[79]	[14]	[11]	[9]
Hungary	**116**	113	82	76	69
[whereof OMV branded]	**[116]**	[113]	[82]	[76]	[64]
Italy	**55**	38	32	24	21
[whereof OMV branded]	**[55]**	[38]	[40]	[32]	[29]
Romania	**17**	8	–	–	–
[whereof OMV branded]	**[17]**	[5]	[–]	[–]	[–]
Slovakia	**61**	61	54	38	22
[whereof OMV branded]	**[61]**	[61]	[54]	[38]	[25]
Slovenia	**91**	91	93	87	79
[whereof OMV branded]	**[91]**	[91]	[66]	[60]	[41]
Total	**1,136**	1,080	1,033	983	1,058
[whereof OMV branded]	**[1,038]**	[978]	[835]	[758]	[690]

C&P

Chemicals and Plastics

Business activities: OMV's subsidiary Agrolinz Melamin GmbH is the market leader in plant nutrients in Austria and in most neighboring countries. It is also the world's second-largest producer of melamine (a synthetic resin used to make laminated flooring, furniture, boards, etc.).

Our Polyfelt unit is among the world's top producers of geotextiles (non-woven fabrics used for separation, filtering, drainage, protection and insulation purposes).

Competitive advantages: The main strengths of Agrolinz Melamin lie in its efficient, integrated production of fertilizer and melamine from natural gas, and its state-of-the-art proprietary melamine technology.

For almost 30 years the Polyfelt Group has been producing high-quality geotextile specialties that combine increased safety with low cost in road, dam, tunnel and landfill construction.

Goals: Our excellent market and cost position in the melamine business will be maintained by further expansion of our global production capacity. In plant nutrients, our objective is to increase efficiency whilst maintaining our Central European market share of over 30%.

In geotextiles, Polyfelt will seek to defend its European market leadership and expand its share of the Asian growth markets.

20

Sales by business unit	2000	1999
Melamine, urea	**34%**	34%
Plant nutrients	**42%**	39%
Services	**10%**	13%
Resins, glues, bulk	**7%**	6%
Animal feed supplements	**4%**	4%
Plant protection	**3%**	4%
Total	**100%**	100%

Sales by region	2000	1999
Rest of European Union	**43%**	45%
Austria	**42%**	41%
Rest of Europe	**11%**	9%
Rest of the World	**4%**	5%
Total	**100%**	100%

Consumption of plant nutrients in 1,000 t nitrogen [2]	2000/99 [1]	1999/98	1998/97	1997/96	1996/95
European Union	**10,032**	9,885	9,811	9,958	9,605
[whereof in Austria]	**[121]**	[128]	[128]	[133]	[125]

Capacities of plant nutrients in 1,000 t nitrogen [2]	2000/99 [1]	1999/98	1998/97	1997/96	1996/95
European Union	**11,298**	11,890	11,813	11,694	11,579
[whereof in Austria]	**[394]**	[398]	[394]	[394]	[394]

[1] preliminary estimates [2] fertilizer season: July 1 until June 30

Sales volume in mn t	2000	1999	1998	1997	1996
Plant nutrients	**1.06**	1.10	0.94	0.94	0.95
Melamine and urea	**0.32**	0.35	0.30	0.32	0.34

OMV Boards
Supervisory and Executive Board

Supervisory Board
Oskar Grünwald
Chairman
Johannes Ditz
Deputy Chairman
Mohamed Nasser Al Khaily
Deputy Chairman

Norbert Beinkofer
Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi
Richard Leutner
Rudolf Streicher
Herbert Werner

Delegates of the Central Works Council
Leopold Abraham
Hugo Jandl
Franz Kaba
Franz Kiegler
Herbert Nedbal

Executive Board
Richard Schenz, Chairman
Joined OMV in 1969, Member of the Board since 1/88 and Chairman since 9/92
General Management; Gas (until 1/00); Chemicals (since 4/00)

Wolfgang Ruttenstorfer, Deputy Chairman
In OMV from 1976 until 1997 and since 1/00
Finance; Gas (since 2/00)

Tassilo Peyrer-Heimstätt
Member of the Board since 4/96. Refining and Marketing

Gerhard Roiss
Member of the Board since 9/97. Chemicals (until 3/00) and Plastics; Exploration and Production (since 2/00)

Walter Hatak, Deputy Chairman (until March 31, 2000)
Joined OMV in 1977, Member of the Board since 9/92
Human resources, procurement, IT, and environmental business (until 1/00)

Marc Hall (until July 2, 2000)
In OMV from 1990 until 1992 and since 1995
Member of the Board since 9/97
Exploration and Production (until 1/00)

Financial calendar	Dates [1]
Full Year result 2000	March 6, 2001
Results January–March 2001	May 10, 2001
Annual General Meeting [2]	May 23, 2001
Dividend ex date	May 29, 2001
Dividend payment date	May 30, 2001
Results January–June 2001	August 14, 2001
Results January–September 2001	November 8, 2001
Full Year result 2001	March 2002

[1] The dates shown above are provisional and subject to final confirmation.
[2] Annual General Meeting: 10.30 am, Austria Center, Bruno-Kreisky-Platz 1, A 1220 Vienna

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Otto-Wagner-Platz 5, A 1090 Vienna
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OMV



OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-91
www.omv.com

Investor Relations
Tel.: +43 (0)1 404 40-1324
Voice mail: +43 (0)1 404 40-1600
Fax: +43 (0)1 404 40-9496
E-mail: investor.relations@omv.com